1290 Avenue of the Americas

New York, NY 10104

Richard Goldberger

Senior Director & Counsel

201-743-7174 (Tel.)

212-314-3959 (Fax)

June 24, 2014

VIA EDGAR

Ms. Alison White

United States Securities and Exchange Commission

Office of Insurance Products

Division of Investment Management

Mail Stop 8629

Washington, DC 20549-8629

Re:	AXA Equitable Life Insurance Company

Correspondence filing related to AXA Equitable’s (i) Post-Effective Amendment No. 9 and Amendment No. 330 (“N-4 Amendment”) to Form N-4 Registration Statement File Nos. 333-165395 and 811-07659 and (ii) Post-Effective Amendment No.1 (“S-3 Amendment”) to the Registration Statement on Form S-3 File No. 333- 195440

Dear Ms. White:

The purpose of this letter is to provide a response to the staff’s comments on the N-4 Amendment and S-3 Amendment filed by AXA Equitable Life Insurance Company (“the Company”) on May 13, 2014, as provided by telephone on May 29, 2014. In addition, we have made other changes to the filing that are described below. We intend to file post-effective amendments to each of the above-referenced Registration Statements to incorporate these changes and to include the consent of our independent registered public accounting firm. We first set forth each specific staff comment and then provide our response.

A. Prospectus

1.	Prospectus date (cover page)

As the prospectus is being delivered to new customers only, please revise the date.

Response 1:

The date has been revised.

2.	Contribution amounts (page 9)

Please disclose in this section that withdrawal charges will be waived for initial contributions of at least $25 million.

Response 2:

This disclosure has been added.

3.	Fee Table (page 11)

Please revise Choice Segment charges portion of the fee table to show the Choice cost in table form.

Response 3:

The fee table now shows the Choice cost amounts in table form.

4.	Fee Table Examples (page 12)

In the Examples section, please include a cross-reference to the section that contains the Structured Investment Option examples.

Response 4:

The cross-reference has been added.

5.	Performance Cap Threshold Risk Factor (page 14)

Please add the disclosure relating to the operation of the Performance Cap Threshold that appears later in the Prospectus.

Response 5:

The disclosure has been added.

6.	Segment Maturity Value Risk Factor (page 15)

Please clarify that movements in the price of an Index while a Segment is open do not affect the performance of that Segment.

Response 6:

The following sentence has been added: “Your Segment Maturity Value is not affected by the price of the Index on any date between the Segment Start Date and the Segment Maturity Date.”

7.	Financial Select Sector SPDR Fund Risk Factor (page 16)

Please add disclosure to the Financial Select Sector SPDR Fund Risk Factor to make it consistent with the iShares Dow Jones U.S. Real Estate Index Fund risk factor.

Response 7:

This disclosure has been added.

8.	Segment Types (page 25)

Please include additional disclosure explaining why a contract holder may wish to invest in a Choice Segment.

Response 8:

To address this request, the definitions of Choice Cost and Choice Segment have been added to the “Segment Types” section, followed by the following paragraph:

“Choice Segments provide you access to higher Performance Cap Rates and potentially greater Segment Rates of Return than comparable Standard Segments. Each Choice Segment Type has an associated Choice cost.”

9.	Segment Buffer Definition (page 25)

Please revise the definition of Segment Buffer to include the Segment Buffers for the Choice Segments.

Response 9:

The definition has been updated.

10.	Financial Select Sector SPDR Fund Description (page 27)

Please update the Financial Select Sector SPDR Fund description to make it consistent with the iShares Dow Jones U.S. Real Estate Index Fund description.

Response 10:

The description has been updated.

11.	Performance Cap Threshold (page 29)

Please add disclosure to make clear that the Choice cost does not affect the operation of the Performance Cap Threshold for Choice Segments.

Response 11:

The following paragraph has been added to the section describing the Performance Cap Threshold:

“The Performance Cap Threshold operates in the same manner for Standard Segments and Choice Segments. When determining whether the Performance Cap Threshold for a Choice Segment has been satisfied, we do not take into account the Choice cost associated with that Segment.”

12.	Other changes to the Prospectus

(a)	On page 12, disclosure was added to the Examples section of the Fee Table and in Footnote 4 to the Fee Table to clarify that, while there is no fee for participation in the Dollar Cap Averaging Program, amounts in the dollar cap averaging account will be subject to the same fees as other funds that are allocated to the EQ/Money Market variable investment option.

(b)	The first bulleted item under “Please note the following:” on page 26 was revised so as to be the same as the corresponding risk factors on page 15.

(c)	On page 29, disclosure was added to the rules governing expiry of the Performance Cap Threshold to make clear that a scheduled Segment Start Date includes Segment Start Dates on which Segments did not start due to suspension.

(d)	On page 41, an extraneous cross-reference was deleted from the “Withdrawals treated as surrenders” section.

(e)	“Appendix II: State contract availability and/or variations of certain features and benefits” has been updated to reflect the ongoing state approval process for the product changes described in the Prospectus.

13.	Financial Statements, Exhibits and Other Information

Please confirm that the financial statements and exhibits will be filed by a post-effective amendment to the registration statements.

Response 13:

The Company will file post-effective amendments once comments have been cleared by the staff. The post-effective amendments will be filed to update disclosure (as agreed to in this correspondence filing) and will provide the required financial statements, exhibits and opinions.

14.	Tandy Representation

Please include a Tandy representation and a request for acceleration.

Response 14:

Tandy representation and a request for acceleration will be made with the post-effective amendments.

B. Prospectus Supplement

The revisions to the Prospectus described above have also been made, where applicable, to the Prospectus Supplement to be distributed to existing Structured Capital Strategies contract holders. The following table identifies each revision by Response Number and lists the page number on which the revision appears:

Response #	Page # in Supplement
3	2
4	2
6	2
7	3
8	3
9	3
10	5
11	5
12(a)	2
12(b)	4
12(c)	6
12(e)	8

Please contact the undersigned at (201) 743-7174 and Dodie Kent at (212) 314-3970 or Christopher Palmer, Esq. of Goodwin Procter LLP at (202) 346-4253 if you have any questions or comments.

Very truly yours,

/s/ Richard Goldberger
Richard Goldberger

cc: Christopher E. Palmer, Esq.

AXA Equitable Life Insurance Company

1290 Avenue of the Americas, New York, NY 10104

Structured Capital Strategies(R)

A variable and index-linked deferred annuity contract

PROSPECTUS DATED AUGUST 25, 2014

PLEASE READ AND KEEP THIS PROSPECTUS FOR FUTURE REFERENCE. IT CONTAINS
IMPORTANT INFORMATION THAT YOU SHOULD KNOW BEFORE PURCHASING OR TAKING ANY
OTHER ACTION UNDER YOUR CONTRACT. THIS PROSPECTUS SUPERSEDES ALL PRIOR
PROSPECTUSES AND SUPPLEMENTS. YOU SHOULD READ THE PROSPECTUSES FOR EACH TRUST
WHICH CONTAIN IMPORTANT INFORMATION ABOUT THE PORTFOLIOS.

--------------------------------------------------------------------------------

WHAT IS STRUCTURED CAPITAL STRATEGIES(R)?

Structured Capital Strategies(R) is a variable and index-linked deferred annuity contract issued by AXA EQUITABLE LIFE INSURANCE COMPANY. The series consists of Structured Capital Strategies(R) Series B ("Series B"), Structured
Capital Strategies(R) Series C ("Series C") and Structured Capital
Strategies(R) Series ADV ("Series ADV"). The contracts provide for the accumulation of retirement savings. The contract also offers a number of payout options. You invest to accumulate value on a tax-deferred basis in one or more of our variable investment options, in one or more of the Segments comprising the Structured Investment Option or in our Dollar Cap Averaging Program. See
"Definition of key terms" later in this Prospectus for a more detailed explanation of terms associated with the Structured Investment Option.

This Prospectus is a disclosure document and describes all of the contract's material features, benefits, rights and obligations, as well as other information. The description of the contract's material provisions in this
Prospectus is current as of the date of this Prospectus. If certain material provisions under the contract are changed after the date of this Prospectus in accordance with the contract, those changes will be described in a supplement to this Prospectus. You should carefully read this Prospectus in conjunction with any applicable supplements. The contract should also be read carefully.

The contract may not currently be available in all states. In addition, certain features described in this Prospectus may vary in your state. Not all indices are available in all states. For a state-by-state description of all material variations to this contract, see "Appendix II" later in this Prospectus. We can refuse to accept any application or contribution from you at any time, including after you purchase the contract.

WE RESERVE THE RIGHT TO DISCONTINUE THE ACCEPTANCE OF, AND/OR PLACE ADDITIONAL
LIMITATIONS ON, CONTRIBUTIONS INTO CERTAIN INVESTMENT OPTIONS, INCLUDING ANY OR
ALL OF THE SEGMENTS COMPRISING THE STRUCTURED INVESTMENT OPTION. IF WE EXERCISE
THIS RIGHT, YOUR ABILITY TO INVEST IN YOUR CONTRACT, INCREASE YOUR CONTRACT
VALUE AND, CONSEQUENTLY, INCREASE YOUR DEATH BENEFIT WILL BE LIMITED.

--------------------------------------------------------------------------------
PLEASE REFER TO PAGE 14 OF THIS PROSPECTUS FOR A DISCUSSION OF RISK FACTORS.
--------------------------------------------------------------------------------

Our variable investment options are subaccounts offered through Separate
Account No. 49. Each variable investment option, in turn, invests in a corresponding securities portfolio ("portfolio") of the EQ Advisors Trust (the
"Trust"). Your investment results in a variable investment option will depend on the investment performance of the related portfolio. Below is a complete list of the variable investment options:

------------------------------------------------------------
 VARIABLE INVESTMENT OPTIONS
------------------------------------------------------------
EQ/Core Bond Index   EQ/Equity 500 Index   EQ/Money Market
------------------------------------------------------------

We also offer our Structured Investment Option, which permits you to invest in one or more segments, each of which provides performance tied to the performance of a securities or commodities index for a set period (1 year, 3 years or 5 years). The Structured Investment Option does not involve an investment in any underlying portfolio. Instead, it is an obligation of AXA
Equitable Life Insurance Company. Unlike an index fund, the Structured
Investment Option provides a return at segment maturity designed to provide a combination of protection against certain decreases in the index and a limitation on participation in certain increases in the index. The extent of the downside protection at segment maturity varies by segment, ranging from the first 10%, 15%, 20%, 25% or 30% of loss. THERE IS A RISK OF A SUBSTANTIAL LOSS
OF YOUR PRINCIPAL BECAUSE YOU AGREE TO ABSORB ALL LOSSES TO THE EXTENT THEY
EXCEED THE PROTECTION PROVIDED BY THE STRUCTURED INVESTMENT OPTION AT SEGMENT
MATURITY. IF YOU WOULD LIKE A GUARANTEE OF PRINCIPAL, WE OFFER OTHER PRODUCTS
THAT PROVIDE SUCH GUARANTEES.

The total amount earned on an investment in a segment of the Structured
Investment Option is only applied at segment maturity. If you take a withdrawal from a segment on any date prior to segment maturity, we calculate the interim value of the segment as described in "Appendix III -- Segment Interim Value."
This amount may be less than the amount invested and may be less than the amount you would receive had you held the investment until segment maturity.
The Segment Interim Value will generally be negatively affected by increases in the expected volatility of index prices, interest rate increases, and by poor market performance. All other factors being equal, the Segment Interim Value would be lower the earlier a withdrawal or surrender is made during a Segment.
Also, participation in upside performance for early withdrawals is pro-rated based on the period those amounts were invested in a Segment. This means you participate to a lesser extent in upside performance the earlier you take a withdrawal.

We currently offer the Structured Investment Option using the following indices:

-----------------------------------------------------------------------------------------------
 INDICES
-----------------------------------------------------------------------------------------------
.. S&P 500 Price Return Index                    . Financial Select Sector SPDR Fund

.. Russell 2000(R) Price Return Index            . iShares(R) Dow Jones U.S. Real Estate Index
                                                  Fund
.. NASDAQ-100 Price Return Index
                                                . London Gold Market Fixing Ltd PM Fix
.. MSCI EAFE Price Return Index                    Price/USD (the "Gold Index")

.. MSCI Emerging Markets Price Return Index      . NYMEX West Texas Intermediate Crude Oil
                                                  Generic Front-Month Futures (the "Oil Index")
-----------------------------------------------------------------------------------------------

THE SEC HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS
PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A
CRIMINAL OFFENSE. THE CONTRACTS ARE NOT INSURED BY THE FDIC OR ANY OTHER
AGENCY. THEY ARE NOT DEPOSITS OR OTHER OBLIGATIONS OF ANY BANK AND ARE NOT BANK
GUARANTEED. THEY ARE SUBJECT TO INVESTMENT RISKS AND POSSIBLE LOSS OF PRINCIPAL.

                                                                            SCS
                                                                        #691670

-----------------------------------------------------------------------------------
STRUCTURED INVESTMENT     -- NYMEX West Texas Intermediate Crude Oil Generic
OPTION (CONTINUED)           Front-Month Futures (the "Oil Index").
                         .   The Segment Return Amount (which equals the Segment
                             Investment multiplied by the Segment Rate of Return)
                             will only be applied on the Segment Maturity Date.
                       .   The Segment Rate of Return could be positive, zero, or
                           negative. THERE IS A RISK OF A SUBSTANTIAL LOSS OF YOUR
                           PRINCIPAL BECAUSE YOU AGREE TO ABSORB ALL LOSSES TO THE
                           EXTENT THEY EXCEED THE APPLICABLE SEGMENT BUFFER.
                       .   On any date prior to segment maturity, we calculate the
                           Segment Interim Value for each Segment as described in
                           "Appendix III -- Segment Interim Value". This amount
                           may be less than the amount invested and may be less
                           than the amount you would receive had you held the
                           investment until segment maturity. For Choice Segments,
                           the Segment Interim Value will also reflect application
                           of a portion of the Choice cost. The Segment Interim
                           Value will generally be negatively affected by
                           increases in the expected volatility of index prices,
                           interest rate increases, and by poor market
                           performance. All other factors being equal, the Segment
                           Interim Value would be lower the earlier a withdrawal
                           or surrender is made during a Segment. Also,
                           participation in upside performance for early
                           withdrawals is pro-rated based on the period those
                           amounts were invested in a Segment. This means you
                           participate to a lesser extent in upside performance
                           the earlier you take a withdrawal.
                       .   BOTH THE PERFORMANCE CAP RATE AND THE SEGMENT BUFFER
                           ARE RATES OF RETURN FROM THE SEGMENT START DATE TO THE
                           SEGMENT MATURITY DATE, NOT ANNUAL RATES OF RETURN, EVEN
                           IF THE SEGMENT DURATION IS LONGER THAN ONE YEAR.
                           THEREFORE YOUR PERFORMANCE CAP THRESHOLD IS ALSO NOT AN
                           ANNUAL RATE, AS IT IS BASED ON THE SEGMENT DURATION.
                       .   THE HIGHEST LEVEL OF PROTECTION ON A SEGMENT MATURITY
                           DATE IS THE -30% SEGMENT BUFFER AND LOWEST LEVEL OF
                           PROTECTION IS THE -10% SEGMENT BUFFER.
                       .   THIS PRODUCT GENERALLY OFFERS GREATER UPSIDE POTENTIAL,
                           BUT LESS DOWNSIDE PROTECTION, ON A SEGMENT MATURITY
                           DATE THAN FIXED INDEXED ANNUITIES, WHICH PROVIDE A
                           GUARANTEED MINIMUM RETURN.
-----------------------------------------------------------------------------------
TAX CONSIDERATIONS  .   On earnings inside the     No tax until you make withdrawals
                        contract                   from your contract or receive
                                                   annuity payments.
                    ------------------------------------------------------------------
                    .   On transfers inside the    No tax on transfers among
                        contract                   investment options, including on a
                                                   Segment Maturity Date.
                    ------------------------------------------------------------------
                      If you are purchasing an annuity contract as an Individual
                      Retirement Annuity (IRA) or to fund an employer retire-ment plan (QP or Qualified Plan), you should be aware that such annuities do not provide tax deferral benefits beyond those already provided by the Internal Revenue Code for
                      individual retirement arrangements. Before pur-chasing this contract, you should consider whether its features and
                      benefits beyond tax deferral meet your needs and goals. You may also want to consider the relative features, benefits
                      and costs of this contract with any other investment that
                      you may use in connection with your individual retirement
                      arrangement. You should also be aware that income received under the contract is taxable as ordinary income and not as capital gain. For more in-formation, see "Tax information"
                      later in this Prospectus.
------------------------------------------------------------------------------------
CONTRIBUTION AMOUNTS  .   NQ
                         $25,000 (initial) (minimum)
                         $500 (additional) (minimum)
                      .   Traditional or Roth IRA
                         $25,000 (initial) (minimum)
                         $50 (subsequent) (minimum)
                      .   QP (defined contribution or defined benefit)
                         $25,000 (initial) (minimum)
                         $500 (subsequent) (minimum)
                      .   Maximum contribution limitations apply to all contracts.
                      --------------------------------------------------------------
                      In general, contributions are limited to $1.5 million under all Structured Capital Strategies(R) contracts with the
                      same owner or annuitant and $2.5 million under all AXA
                      Equitable annuity accumulation contracts with the same
                      owner or annuitant. Higher contributions may only be made
                      with our prior approval. If we permit a contract to be
                      funded with initial contribution of $25 million or higher, we will waive withdrawal charges for that contract. Upon
                      advance notice to you, we may exercise certain rights we
                      have under the contract regarding contributions, including our rights to (i) change minimum and maximum contribution
                      requirements and limitations, and (ii) discontinue
                      acceptance of contributions including contributions in
                      general, or to particular investment options. In addition, we may, at any time, exercise our right to limit or
                      terminate transfers into any variable investment option.
                      For more information, see "How you can purchase and
                      contribute to your contract" in "Contract features and
                      benefits" later in this Prospectus. For contracts issued to qualified plans, see "Appendix VI" later in this Prospectus.
------------------------------------------------------------------------------------

                                      9

         STRUCTURED CAPITAL STRATEGIES(R) AT A GLANCE -- KEY FEATURES

Fee table

--------------------------------------------------------------------------------

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the contract. Each of the charges and expenses is more fully described in "Charges and expenses" later in this Prospectus.

The first table describes fees and expenses that you will pay at the time that you surrender the contract, make certain withdrawals, purchase a Variable
Immediate Annuity payout option, request special services or make certain transfers and exchanges. Charges designed to approximate certain taxes that may be imposed on us, such as premium taxes in your state, may also apply./(1)/

------------------------------------------------------------------------------------
 CHARGES WE DEDUCT FROM YOUR ACCOUNT VALUE AT THE TIME YOU
 REQUEST CERTAIN TRANSACTIONS
------------------------------------------------------------------------------------
Maximum withdrawal charge as a percentage of
contributions withdrawn (deducted if you
surrender your contract or make certain
withdrawals or apply your cash value to certain    SERIES B/(2)/ SERIES C SERIES ADV
payout options).                                   5.00%         N/A      N/A

Charge for each additional transfer in excess of          Maximum Charge: $35
12 transfers per contract year:/(3)/                      Current Charge: $0

SPECIAL SERVICES CHARGES

..   Wire transfer charge       Current and Maximum Charge:  $90

..   Express mail charge        Current and Maximum Charge:  $35

..   Duplicate contract charge  Current and Maximum Charge:  $35
----------------------------------------------------------------

The following tables describe the fees and expenses that you will pay periodically during the time that you own the contract, not including underlying Trust portfolio fees and expenses.
-----------------------------------------------------------------------------------------
 CHARGES WE DEDUCT FROM YOUR VARIABLE INVESTMENT OPTIONS (INCLUDING THE SEGMENT TYPE
 HOLDING ACCOUNTS) EXPRESSED AS AN ANNUAL PERCENTAGE OF DAILY NET ASSETS
-----------------------------------------------------------------------------------------
SEPARATE ACCOUNT ANNUAL EXPENSES:                            SERIES B SERIES C SERIES ADV
                                                             -------- -------- ----------
Contract fee/(4)/                                            1.25%    1.65%    0.65%
This fee does not apply to amounts held in a Segment.

-------------------------------------------------------------------------------------------------------------------
 ADJUSTMENTS FOR EARLY SURRENDER OR WITHDRAWAL FROM A SEGMENT
-------------------------------------------------------------------------------------------------------------------
 WHEN CALCULATION IS MADE                                   MAXIMUM AMOUNT THAT MAY BE LOST/(5)/
-------------------------------------------------------------------------------------------------------------------
                                          -10% BUFFER    -15% BUFFER    -20% BUFFER    -25% BUFFER    -30% BUFFER
-------------------------------------------------------------------------------------------------------------------
Segment Interim Value is applied on      90% of Segment 85% of Segment 80% of Segment 75% of Segment 70% of Segment
surrender or withdrawal from a Segment   Investment     Investment     Investment     Investment     Investment
prior to its Segment Maturity Date
-------------------------------------------------------------------------------------------------------------------

Amounts invested in a Choice Segment are subject to deduction of the Choice cost, as described in the following table:

---------------------------------------------------------------
 CHARGES WE DEDUCT FROM YOUR INVESTMENT IN A CHOICE
 SEGMENT
---------------------------------------------------------------

The Choice cost is applicable to Choice Segments only. The Choice cost is an amount equal to 1% of the Segment Investment for each year of the Segment
Duration.

                                                   CHOICE COST
SEGMENT TYPE                                       -----------
Choice Segments with 3-year Segment Duration       3.00%
Choice Segments with 5-year Segment Duration       5.00%

On the Segment Maturity Date, we deduct the Choice cost from the Index
Performance Rate of a Choice Segment, but only if the Index Performance Rate is positive for that Segment. Additionally, if the Index Performance Rate is positive for a Choice Segment but less than the applicable Choice cost, the
Choice cost deducted will be the maximum amount that will not cause the Segment
Maturity Value to be less than the Segment Investment./(6)/ The Segment Interim
Value for a Choice Segment will reflect the application of a portion of the
Choice cost, as described in more detail in Appendix III.

Please note that if, on a Segment Start Date, we determine that the
Performance Cap Rate for a Choice Segment will not exceed the Performance
Cap Rate for a comparable Standard Segment (i.e., with the same Index,
Segment Duration, Segment Buffer and Segment Start Date) by an amount that is at least equal to the Choice cost, we will waive the Choice cost and declare a Performance Cap Rate for the Choice Segment that is equal to the
Performance Cap Rate for the Standard Segment.
-----------------------------------------------------------------------------------------------------------------------------------

                                      11

                                   FEE TABLE

You also bear your proportionate share of all fees and expenses paid by a
"portfolio" that corresponds to any variable investment option you are using.
This table shows the lowest and highest total operating expenses charged by any of the portfolios that you will pay periodically during the time that you own the contract. These fees and expenses are reflected in the portfolio's net asset value each day. Therefore, they reduce the investment return of the portfolio and the related variable investment option. Actual fees and expenses are likely to fluctuate from year to year. More detail concerning each portfolio's fees and expenses is contained in the Trust Prospectus for the portfolio.

-------------------------------------------------------------------------------------------------------------
 PORTFOLIO OPERATING EXPENSES EXPRESSED AS AN ANNUAL PERCENTAGE OF DAILY NET ASSETS
-------------------------------------------------------------------------------------------------------------
Total Annual Portfolio Operating Expenses for 2013 (expenses that are deducted from portfolio  Lowest Highest
assets including management fees, 12b-1 fees, service fees, and/or other expenses)/(7)/        0.62%  0.72%
-------------------------------------------------------------------------------------------------------------

(1)The current tax charge that might be imposed varies by jurisdiction and currently ranges from 0% to 3.5%.

(2)Deducted upon a withdrawal of amounts in excess of the 10% free withdrawal amount. Important exceptions and limitations may eliminate or reduce this charge.

   The withdrawal charge percentage we use is determined by the contract year in which you make the withdrawal, surrender your contract to receive its cash value, or surrender your contract to apply your cash value to a non-life contingent annuity payment option. For each contribution, we consider the contract year in which we receive that contribution to be
   "contract year 1").

Contract Year
-------------
     1........ 5.00%
     2........ 5.00%
     3........ 5.00%
     4........ 4.00%
     5........ 3.00%
     6+....... 0.00%

   Withdrawal charges will not apply to contracts purchased with an initial contribution of $25 million or more.

(3)Currently, we do not charge for transfers among variable investment options under the contract. However, we reserve the right to charge for transfers in excess of 12 transfers per contract year. We will charge no more than $35 for each variable transfer at the time each transfer is processed. See
   "Transfer charge" in "Charges and expenses" later in this Prospectus. We will not count transfers from Segment Type Holding Accounts into Segments on a Segment Start Date, or the allocation of Segment Maturity Value on a
   Segment Maturity Date in calculating the number of transfers subject to this charge.

(4)On a non-guaranteed basis, we may waive any portion of the contract fee as it applies to the EQ/Money Market variable investment option (including any amounts in the dollar cap averaging account) to the extent that the fee exceeds the income distributed by the underlying EQ/Money Market Portfolio.
   This waiver is limited to the contract fee, and it is not a fee waiver or performance guarantee for the underlying EQ/Money Market Portfolio. See
   "Contract fee" in "Charges and expenses" later in this Prospectus.

(5)The actual amount of the Segment Interim Value is determined by a formula that depends on, among other things, the Segment Buffer and how the Index has performed since the Segment Start Date, as discussed in detail in
   "Appendix III" later in this Prospectus. The maximum loss would occur if there is a total distribution for a Segment with a -10%, -15%, -20%, -25% or
   -30% buffer at a time when the Index price has declined to zero. If you surrender or cancel your contract, die or make a withdrawal from a Segment before the Segment Maturity Date, the Segment Buffer will not necessarily apply to the extent it would on the Segment Maturity Date, any upside performance will be limited to a percentage lower than the Performance Cap
   Rate and, for Choice Segments only, the Segment Interim Value will reflect the application of a portion of the Choice cost.

(6)For example, if you invested $1,000 in a Choice Segment with a 3-year
   Segment Duration, your investment will be subject to a Choice cost of 3%.
   However, if on the Segment Maturity Date the Index Performance Rate is 2%,
   the Choice Cost deduction will be limited to 2% and your Segment Maturity
   Value will be equal to your $1,000 initial investment.

(7)The "Lowest" represents the total annual operating expenses of the EQ/Equity
   500 Index Portfolio. The "Highest" represents the total annual operating expenses of the EQ/Core Bond Index Portfolio and EQ/Money Market Portfolio.

EXAMPLES

These examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include contract owner transaction expenses, separate account annual expenses, and underlying Trust fees and expenses (including underlying portfolio fees and expenses). These examples do not reflect charges for any special service you may request. For a complete description of portfolio charges and expenses, please see the prospectuses for the Trust.

The examples below show the expenses that a hypothetical contract owner would pay in the situations illustrated under a Series B contract, a Series C contract and under a Series ADV contract.

The Dollar Cap Averaging Program is not covered by the fee table and examples.
While there is no fee for using the Dollar Cap Averaging Program, any applicable Contract fee amount and withdrawal charges do apply to amounts residing in the dollar cap averaging account.

You can find examples illustrating the Structured Investment Option under
"Structured Investment Option" in "Contract Features and Benefits." Withdrawal
charges, if any, also apply to the Structured Investment Option.

These examples should not be considered a representation of past or future expenses for any variable investment option. Actual expenses may be greater or less than those shown. Similarly, the annual rate of return assumed in the examples is not an estimate or guarantee of future investment performance.

                                      12

                                   FEE TABLE

1. Risk factors

--------------------------------------------------------------------------------

This section discusses risks associated with some features of the contract. See
"Definition of key terms" earlier in this Prospectus and "Contract features and benefits" later in this Prospectus for more detailed explanations of terms associated with the Structured Investment Option.

..   There is a risk of a substantial loss of your principal because you agree to absorb all losses from the portion of any negative Index Performance
    Rate that exceeds the Segment Buffer on the Segment Maturity Date. The highest level of protection provided by a single Segment Investment Option is the -30% Segment Buffer and the lowest level of protection is the -10%
    Segment Buffer on a Segment Maturity Date. For example, the -10% Segment
    Buffer protects your Segment Investment against the first 10% of loss. If the Index Performance Rate declines by more than the Segment Buffer, you will lose an amount equal to 1% of your Segment Investment for every 1%
    that the Index Performance Rate declines below the Segment Buffer. This means that you could lose up to 70% of your principal with a -30% Segment
    Buffer, up to 80% of your principal with a -20% Segment Buffer and up to
    90% of your principal with a -10% Segment Buffer. Each time you roll over your Segment Maturity Value into a new Segment you are subject to the same risk of loss as described above.

..   Your Segment Rate of Return for any Segment is limited by its Performance
    Cap Rate, which could cause your Segment Rate of Return to be lower than it would otherwise be if you invested in a mutual fund or exchange-traded fund designed to track the performance of the applicable Index.

..   The Performance Cap Rate is determined on the Segment Start Date. You will not know the rate in advance. Prior to the Segment Start Date, you may elect a Performance Cap Threshold. The threshold represents the minimum
    Performance Cap Rate you find acceptable for a particular Segment. If we declare a cap that is lower than the threshold you specify, you will not be invested in that Segment and your contribution will remain in that Segment
    Type Holding Account, until:

   -- (for contracts issued prior to August 25, 2014) the next available
      Segment for which your threshold is met or you provide us with alternative instructions; or

   -- (for contracts issued on or after August 25, 2014) the day after the third scheduled Segment Start Date following your Performance Cap
      Threshold election. This means that if the declared Performance Cap Rate for a Segment has not matched or exceeded your Performance Cap Threshold on any of the three scheduled Segment Start Dates following your election, any amounts in the applicable Segment Type Holding Account
      (including any funds transferred to that holding account after your election) on the business day immediately preceding the fourth scheduled
      Segment Start Date after your election will be transferred into the
      Segment created on that Segment Start Date, unless you renew the
      Performance Cap Threshold prior to that date.

   If you do not specify a threshold, you risk the possibility that the
   Performance Cap Rate established will have a lower cap than you would find acceptable. Currently, we will not establish a Segment if the Performance
   Cap Rate would be less than 2% for a 1-Year Segment, 6% for a 3-Year Segment or 10% for a 5-Year Segment. The Performance Cap Rate is a rate of return from the Segment Start Date to the Segment Maturity Date, NOT an annual rate of return, even if the Segment Duration is longer than one year. We reserve the right to reduce or remove our current minimum Performance Cap Rate for establishing a Segment. Please see "Appendix II" later in this Prospectus for state variations.

..   The method we use in calculating your Segment Interim Value may result in an amount lower than your Segment Investment, even if the corresponding
    Index has experienced positive investment performance since the Segment
    Start Date. Also, this amount may be less than the amount you would receive had you held the investment until the Segment Maturity Date.

   -- If you take a withdrawal, including required minimum distributions, and there is insufficient value in the variable investment options and the
      Segment Type Holding Accounts, we will withdraw amounts from any active
      Segments in your contract. Amounts withdrawn from active Segments will be valued using the formula for calculating the Segment Interim Value.

   -- If you die or cancel or surrender your contract before the Segment
      Maturity Date, we will pay the Segment Interim Value.

   -- Any calculation of the Segment Interim Value will generally be affected by changes in both the volatility and level of the relevant Index, as well as interest rates. The calculation of the Segment Interim Value is linked to various factors, including the value of a basket of put and call options on the relevant Index as described in "Appendix III" of this
      Prospectus. The Segment Interim Value will generally be negatively affected by increases in the expected volatility of index prices, interest rate increases, and by poor market performance. Prior to the
      Segment Maturity Date you will not receive the full potential of the
      Performance Cap since the participation in upside performance for early withdrawals is pro-rated based on the period those amounts were invested in a Segment. Generally you will not receive the full protection of the
      Segment Buffer prior to the Segment Maturity Date, because the Segment
      Interim Value reflects a portion of the downside protection expected to be provided on the Segment Maturity Date. As a Segment moves closer to the Segment Maturity Date, the Segment Interim Value would generally reflect higher realized gains of the Index performance or, in the case of negative performance, increased downside Segment Buffer protection. All other factors being equal, the Segment Interim Value would be lower the earlier a withdrawal or surrender is made during a Segment. This means you participate to a lesser extent in upside performance and downside protection the earlier you take a withdrawal.

                                      14

                                 RISK FACTORS

..   You cannot transfer out of a Segment prior to its maturity to another investment option. You can only make withdrawals out of a Segment or surrender your contract. The amount you would receive would be calculated using the formula for the Segment Interim Value.

..   We may not offer new Segments of any or all Segment Types, so a Segment may
    not be available for you to transfer your Segment Maturity Value into after the Segment Maturity Date.

..   We have the right to substitute an alternative index prior to Segment
    Maturity if the publication of one or more Indices is discontinued or at our sole discretion we determine that our use of such Indices should be discontinued or if the calculation of one or more of the Indices is substantially changed. If we substitute an index for an existing Segment, we would not change the Segment Buffer or Performance Cap Rate. We would attempt to choose a substitute index that has a similar investment objective and risk profile to the replaced index.

..   If a Segment cannot be matured until after the scheduled Segment Start Date for a particular month, we may create new Segments of Segment Types that utilize unaffected Indices on the scheduled Segment Start Date. This may occur if the Segment Maturity Date for a Segment is delayed more than once because the value for the relevant underlying Index of the Segment is not published on the designated Segment Maturity Date. If your instructions include an allocation from a Segment whose Segment Maturity Date has been delayed to a new Segment whose underlying Index is unaffected, we will not be able to transfer that portion of your Segment Maturity Value from the affected Segment to the unaffected Segment. We will use reasonable efforts to allocate your Segment Maturity Value in accordance with your instructions, which may include holding amounts in Segment Type Holding
    Accounts until the next Segment Start Date.

..   The amounts held in a Segment Type Holding Account may earn a return that is less than the return you might have earned if those amounts were held in another variable investment option.

..   Standard Segment Types with greater protection tend to have lower
    Performance Cap Rates than other Standard Segment Types that use the same index and duration but provide less protection.

..   Choice Segment Types with greater protection tend to have lower Performance
    Cap Rates than other Choice Segment Types that use the same index and duration but provide less protection.

..   The value of your variable investment options will fluctuate and you could lose some or all of your account value.

..   The level of risk you bear and your potential investment performance will differ depending on the investments you choose.

..   If your account value falls below the applicable minimum account size as a result of a withdrawal, the contract will terminate.

..   For Series B contracts only, if you surrender your contract, any applicable withdrawal charge is calculated as a percentage of contributions, not account value. It is possible that the percentage of account value withdrawn could exceed the applicable withdrawal charge percentage. For example, assume you make a onetime contribution of $1,000 at contract issue. If your account value is $800 in contract year 3 and you surrender your contract, a withdrawal charge percentage of 5% is applied. The withdrawal charge would be $50 (5% of the $1,000 contribution). This is a
    6.25% reduction of your account value, which results in a cash value of
    $750 paid to you.

..   No company other than AXA Equitable has any legal responsibility to pay amounts that AXA Equitable owes under the contract. An owner should look to the financial strength of AXA Equitable for its claims-paying ability.

..   The Segments track the performance of an Index. By investing in the
    Structured Investment Option, you are not actually invested in an index, an exchange-traded fund that tracks an index, or any underlying securities or commodities.

..   Your Segment Maturity Value is calculated based on the change in price of the Index between the Segment Start Date and the Segment Maturity Date,
    subject to application of the Performance Cap Rate, the Segment Buffer and
    (for Choice Segments only) the Choice cost. Your Segment Maturity Value is not affected by the price of the Index on any date between the Segment
    Start Date and the Segment Maturity Date.

..   As an investor in the Segment, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the shares of the funds or holders of securities comprising the indices would have.

..   Values of securities and commodities can fluctuate, and sometimes wildly fluctuate, in response to changes in the financial condition of a company as well as general market, economic or political conditions.

   -- Foreign securities involve risks not associated with U.S. securities.
      Foreign markets may be less liquid, more volatile and subject to less government supervision than domestic markets. Differences between U.S.
      and foreign legal, political and economic systems, regulatory regimes and market practices also may impact security values. There are greater risks involved with investments linked to emerging market countries and/or their securities markets. Investments in these countries and/or markets may present market, credit, currency, liquidity, legal, political, technical and other risks different from, or greater than, the risks of investing in developed countries.

   -- The price of commodities may be affected by a variety of factors, including the global supply and demand, activities of speculative communities, and investor's expectations. Developments affecting the value of commodities may have significant impact on the investments that are linked to the value of such commodities. Commodity markets may be subject to sharp price fluctuations, which may lead to significant price fluctuations in investments that are linked to the value of such commodities.

..   If you invest in a Segment that provides performance tied to the performance of the iShares(R) Dow Jones U.S. Real Estate Index Fund, you
    should consider the following:

   -- The performance of the iShares(R) Dow Jones U.S. Real Estate Index Fund
      may not replicate the performance of, and may underperform the iShares(R)
      Dow Jones U.S. Real Estate Index (the "underlying index"). The price of the iShares(R)

                                      15

                                 RISK FACTORS

      Dow Jones U.S. Real Estate Index Fund will reflect expenses and fees that will reduce its relative performance. Moreover, it is also possible that the iShares(R) Dow Jones U.S. Real Estate Index Fund may not fully replicate or may, in certain circumstances, diverge significantly from the performance of the underlying index. Because the return on your
      Segment Investment (subject to the Performance Cap and downside Segment
      Buffer protection) is linked to the performance of the iShares(R) Dow
      Jones U.S. Real Estate Index Fund and not the underlying index, the return on your Segment Investment may be less than that of an alternative investment linked directly to the underlying index or the components of the underlying index.

   -- The investment objective and strategies of the ishares(R) Dow Jones U.S.
      Real Estate Index Fund are potentially subject to change.

   -- There are risks associated with the real estate industry. The iShares(R)
      Dow Jones U.S. Real Estate Index Fund invests in companies that invest in real estate, such as REITs or real estate holding companies. The value of real estate and, consequently, companies that invest in real estate may be affected by many complex factors that interrelate with each other in complex and unpredictable ways.

..   If you invest in a Segment that provides performance tied to the performance of the Financial Select Sector SPDR Fund, you should consider the following:

   -- The performance of the Financial Select Sector SPDR Fund may not replicate the performance of, and may underperform the Financial Select
      Sector Index (the "underlying index"). The price of the Financial Select
      Sector SPDR Fund will reflect expenses and fees that will reduce its relative performance. Moreover, it is also possible that the Financial
      Select Sector SPDR Fund may not fully replicate or may, in certain circumstances, diverge significantly from the performance of the underlying index. Because the return on your Segment Investment (subject to the Performance Cap and downside Segment Buffer protection) is linked to the performance of the Financial Select Sector SPDR Fund and not the
      underlying index, the return on your Segment Investment may be less than that of an alternative investment linked directly to the underlying index or the components of the underlying index.

   -- The investment objective and strategies of the Financial Select Sector
      SPDR Fund are potentially subject to change.

   -- There are risks associated with the financial services sector. The
      Financial Select Sector SPDR(R) Fund invests in companies that operate in the financial services sector. Developments affecting the financial and capital markets may negatively impact the companies operating in these markets.

..   Investments in Choice Segments are subject to application of the Choice cost. As a result:

   -- The Segment Rate of Return for a Choice Segment will always be less than
      (a) the Performance Cap Rate and (b) the Index Performance Rate, if
      positive, for that Segment.

   -- The Segment Rate of Return for a Choice Segment may be less than the
      Segment Rate of Return for a Standard Segment based on the same Index,
      Segment Buffer and Segment Duration. This will occur if the applicable
      Index Performance Rate is positive but less than the sum of (a) the
      Performance Cap Rate for the Standard Segment and (b) the Choice cost.

   -- The Segment Interim Value for a Choice Segment may be less than the
      Segment Interim Value for a Standard Segment based on the same Index,
      Segment Buffer and Segment Duration. This could occur if the performance of the applicable Index through the date of calculation of the Segment
      Interim Value is less than the sum of (a) the prorated Performance Cap
      Rate for the Standard Segment and (b) the applicable Choice cost amount.
      See Appendix II for more information about how the Choice cost is built in to the Segment Interim Value calculation for Choice Segments.

..   Past performance of an index is not an indication of its future performance.

                                      16

                                 RISK FACTORS

STRUCTURED INVESTMENT OPTION

The Structured Investment Option consists of a number of Segment Types, each of which provides a rate of return tied to the performance of a specified
Securities or Commodities Index. Each month, you have the opportunity to invest in any of the Segment Types described below, subject to the requirements, limitations and procedures disclosed in this section. You participate in the performance of an Index by investing in the corresponding Segment. Investments in Segments are not investments in underlying mutual funds; Segments are not
"index funds."

SEGMENT TYPES

You can invest in Standard Segment Types and Choice Segment Types. We currently offer a total of 27 Segment Types, of which 25 are offered under Series B contracts and 21 are offered under Series C and Series ADV contracts. Not all
Choice Segment Types are available for each Series. We intend to offer each
Segment Type each month, with a Segment Start Date which is generally the second Segment Business Day occurring after the 13th of the month. We are not obligated to offer any one particular Segment Type. Also, we are not obligated to offer any Segment Types. Each investment in a Segment Type that starts on a particular Segment Start Date is referred to as a Segment.

A Segment Type refers to all Standard Segments or Choice Segments that have the same Index, Segment Duration, and Segment Buffer. Each Segment Type has a
corresponding Segment Type Holding Account. Please refer to the "Definitions of key terms" section earlier in this Prospectus for a discussion of these terms.

--------------------------------------------------------------------------------
CHOICE COST -- A CHARGE APPLICABLE TO INVESTMENTS IN CHOICE SEGMENTS ONLY. THE
CHOICE COST IS AN AMOUNT EQUAL TO 1% OF THE SEGMENT INVESTMENT ON THE SEGMENT
START DATE FOR EACH YEAR OF THE SEGMENT DURATION. ON THE SEGMENT MATURITY DATE,
WE DEDUCT THE CHOICE COST FROM THE INDEX PERFORMANCE RATE OF A CHOICE SEGMENT,
BUT ONLY IF THE INDEX PERFORMANCE RATE IS POSITIVE FOR THAT SEGMENT.
ADDITIONALLY, WHEN WE CALCULATE THE SEGMENT RATE OF RETURN, IF THE INDEX
PERFORMANCE RATE IS POSITIVE FOR A CHOICE SEGMENT BUT LESS THAN THE APPLICABLE
CHOICE COST, THE AMOUNT OF THE CHOICE COST DEDUCTED WILL BE THE MAXIMUM AMOUNT
THAT WILL NOT CAUSE THE SEGMENT MATURITY VALUE TO BE LESS THAN THE SEGMENT
INVESTMENT. THE SEGMENT INTERIM VALUE FOR A CHOICE SEGMENT WILL REFLECT
APPLICATION OF A PORTION OF THE CHOICE COST.
CHOICE SEGMENT -- ANY SEGMENT BELONGING TO A SEGMENT TYPE WHOSE NAME BEGINS
WITH "CHOICE". WHERE A STANDARD SEGMENT AND A CHOICE SEGMENT ARE ASSOCIATED
WITH THE SAME INDEX, THE CHOICE SEGMENT WILL TYPICALLY HAVE A HIGHER
PERFORMANCE CAP RATE AND/OR A DIFFERENT SEGMENT BUFFER. UNLIKE STANDARD
SEGMENTS, CHOICE SEGMENTS ARE SUBJECT TO APPLICATION OF THE CHOICE COST.
--------------------------------------------------------------------------------

Choice Segments provide you access to higher Performance Cap Rates and potentially greater Segment Rates of Return than comparable Standard Segments.
Each Choice Segment Type has an associated Choice cost.

--------------------------------------------------------------------------------
SEGMENT BUSINESS DAY -- A BUSINESS DAY THAT ALL INDICES UNDERLYING AVAILABLE
SEGMENTS ARE SCHEDULED TO BE OPEN AND TO PUBLISH PRICES. A SCHEDULED HOLIDAY
FOR ANY ONE INDEX DISQUALIFIES THAT DAY FROM BEING SCHEDULED AS A SEGMENT
BUSINESS DAY FOR ALL SEGMENTS. WE USE SEGMENT BUSINESS DAYS IN THIS MANNER SO
THAT, BASED ON PUBLISHED HOLIDAY SCHEDULES, WE MATURE ALL SEGMENTS ON THE SAME
DAY AND START ALL NEW SEGMENTS ON A SUBSEQUENT DAY. THIS DESIGN, AMONG OTHER
THINGS, FACILITATES THE ROLL OVER OF MATURING SEGMENT INVESTMENTS INTO NEW
SEGMENTS. IT IS POSSIBLE THAT DUE TO EMERGENCY CONDITIONS, AN INDEX CANNOT
PROVIDE A PRICE ON A DAY THAT WAS SCHEDULED TO BE A SEGMENT BUSINESS DAY. THESE
UNFORESEEN EVENTS CAN HAVE TWO RESULTS. (1) IF THE NYSE EXPERIENCES AN
EMERGENCY CLOSE AND CANNOT PUBLISH A PRICE, WE CANNOT MATURE OR START ANY
SEGMENTS FOR ANY INDEX. (2) IF ANY INDEX OTHER THAN THE NYSE EXPERIENCES AN
EMERGENCY CLOSE AND CANNOT PUBLISH A PRICE, WE WILL MATURE OR START SEGMENTS
FOR ALL UNAFFECTED INDICES.
SEGMENT DURATION -- THE PERIOD FROM THE SEGMENT START DATE TO THE SEGMENT
MATURITY DATE. WE CURRENTLY OFFER SEGMENT DURATIONS OF 1 YEAR, 3 YEARS OR 5
YEARS.
SEGMENT BUFFER -- THE PORTION OF ANY NEGATIVE INDEX PERFORMANCE RATE THAT WE
ABSORB ON A SEGMENT MATURITY DATE FOR A PARTICULAR SEGMENT. ANY PERCENTAGE
DECLINE IN A SEGMENT'S INDEX PERFORMANCE RATE IN EXCESS OF THE SEGMENT BUFFER
REDUCES YOUR SEGMENT MATURITY VALUE. WE CURRENTLY OFFER SEGMENT BUFFERS OF
-10%, -20% AND -30% FOR STANDARD SEGMENTS AND -10%, -15% AND -25% FOR CHOICE
SEGMENTS.
--------------------------------------------------------------------------------

The following chart lists the current Standard Segment Types:

--------------------------------------------------------------------------------------------------------------------------
                 INDEX                              SEGMENT DURATION                          SEGMENT BUFFER
--------------------------------------------------------------------------------------------------------------------------
S&P 500 Price Return Index                               1 year                                    -10%
--------------------------------------------------------------------------------------------------------------------------
Russell 2000(R) Price Return Index                       1 year                                    -10%
--------------------------------------------------------------------------------------------------------------------------
NASDAQ-100 Price Return Index                            1 year                                    -10%
--------------------------------------------------------------------------------------------------------------------------
MSCI EAFE Price Return Index                             1 year                                    -10%
--------------------------------------------------------------------------------------------------------------------------
MSCI Emerging Markets Price Return Index                 1 year                                    -10%
--------------------------------------------------------------------------------------------------------------------------
Financial Select Sector SPDR Fund                        1 year                                    -10%
--------------------------------------------------------------------------------------------------------------------------
iShares(R) Dow Jones U.S. Real Estate                    1 year                                    -10%
Index Fund
--------------------------------------------------------------------------------------------------------------------------
Gold Index                                               1 year                                    -10%
--------------------------------------------------------------------------------------------------------------------------
Oil Index                                                1 year                                    -10%
--------------------------------------------------------------------------------------------------------------------------
S&P 500 Price Return Index                               3 year                                 -10%; -20%
--------------------------------------------------------------------------------------------------------------------------
Russell 2000(R) Price Return Index                       3 year                                 -10%; -20%
--------------------------------------------------------------------------------------------------------------------------
S&P 500 Price Return Index                               5 year                              -10%; -20%; -30%
--------------------------------------------------------------------------------------------------------------------------
Russell 2000(R) Price Return Index                       5 year                              -10%; -20%; -30%
--------------------------------------------------------------------------------------------------------------------------

                                      25

                        CONTRACT FEATURES AND BENEFITS

The following chart lists the current Choice Segment Types:

--------------------------------------------------------------------------------------------------------------------------
                 INDEX                              SEGMENT DURATION                          SEGMENT BUFFER
--------------------------------------------------------------------------------------------------------------------------
Choice S&P 500 Price Return Index                        3 year                                    -10%
--------------------------------------------------------------------------------------------------------------------------
Choice Russell 2000 Price Return Index                   3 year                                    -10%
--------------------------------------------------------------------------------------------------------------------------
Choice S&P 500 Price Return Index                        5 year                              -10%; -15%; -25%
--------------------------------------------------------------------------------------------------------------------------
Choice Russell 2000 Price Return Index                   5 year                              -10%; -15%; -25%
--------------------------------------------------------------------------------------------------------------------------

ON A SEGMENT MATURITY DATE, THE HIGHEST LEVEL OF PROTECTION IS THE -30% SEGMENT
BUFFER (FOR CHOICE SEGMENTS, THE -25% SEGMENT BUFFER) AND LOWEST LEVEL OF
PROTECTION IS THE -10% SEGMENT BUFFER.

The Indices are described in more detail below, under the heading "Indices."

Each Standard Segment and Choice Segment has a Performance Cap Rate that we set on the Segment Start Date. See "Performance Cap Rate" below.

STANDARD SEGMENT EXAMPLE: For the S&P 500 Price Return Index/5 year/-20%
Segment Type, a Segment could be established as S&P 500 Price Return Index/5 year/-20% with a 30% Performance Cap Rate declared on the Segment Start Date.
This means that you will participate in the performance of the S&P 500 Price
Return Index for five years starting from the Segment Start Date. If the Index performs positively during this period, your Segment Rate of Return could be as much as 30% for that Segment Duration. If the Index performs negatively during this period, at maturity you will be protected from the first 20% of the
Index's decline. If the Index performance is between -20% and 0%, your Segment
Return Amount on the Segment Maturity Date will equal your Segment Investment.

CHOICE SEGMENT EXAMPLE: For the Choice S&P 500 Price Return Index/5 year/-10%
Segment Type, a Segment could be established as Choice S&P 500 Price Return
Index/5 year/-10% with a 65% Performance Cap Rate declared on the Segment Start
Date. This means that you will participate in the performance of the S&P 500
Price Return Index for five years starting from the Segment Start Date. If the
Index performs positively during this period, your Segment Rate of Return could be as much as 60% for that Segment Duration (65% less the 5% Choice cost). If the Index performs negatively during this period, at maturity you will be protected from the first 10% of the Index's decline. If the Index performance is between -10% and 0%, your Segment Return Amount on the Segment Maturity Date will equal your Segment Investment. Similarly, if the Index performance is between 0% and 5%, then, after deduction of the Choice cost, your Segment
Return Amount on the Segment Maturity Date will equal your Segment Investment.

PLEASE NOTE THE FOLLOWING:

..   STANDARD SEGMENT TYPES WITH GREATER PROTECTION TEND TO HAVE LOWER
    PERFORMANCE CAP RATES THAN OTHER STANDARD SEGMENT TYPES THAT USE THE SAME
    INDEX AND DURATION BUT PROVIDE LESS PROTECTION.

..   CHOICE SEGMENT TYPES WITH GREATER PROTECTION TEND TO HAVE LOWER PERFORMANCE
    CAP RATES THAN OTHER CHOICE SEGMENT TYPES THAT USE THE SAME INDEX AND
    DURATION BUT PROVIDE LESS PROTECTION.

..   CHOICE SEGMENTS ARE SUBJECT TO DEDUCTION OF THE CHOICE COST. AS A RESULT,
    THE SEGMENT RATE OF RETURN FOR A CHOICE SEGMENT WILL ALWAYS BE LESS THAN
    (A) THE PERFORMANCE CAP RATE AND (B) THE INDEX PERFORMANCE RATE, IF
    POSITIVE, FOR THAT SEGMENT.

..   DEPENDING ON MARKET PERFORMANCE, IT IS POSSIBLE THAT THE SEGMENT RATE OF
    RETURN FOR A STANDARD SEGMENT MAY BE HIGHER THAN THAT FOR A CHOICE SEGMENT
    THAT USES THE SAME INDEX, DURATION AND SEGMENT BUFFER. THIS WILL OCCUR IF
    THE INDEX PERFORMANCE RATE APPLICABLE TO THESE SEGMENTS DOES NOT EXCEED THE
    PERFORMANCE CAP RATE SET FOR THE STANDARD SEGMENT BY MORE THAN THE CHOICE
    COST.

..   DEDUCTION OF THE CHOICE COST ON THE SEGMENT MATURITY DATE FOR A CHOICE
    SEGMENT WILL NEVER CAUSE YOU TO LOSE PRINCIPAL. IF THE INDEX PERFORMANCE
    RATE FOR A CHOICE SEGMENT IS POSITIVE BUT LESS THAN THE APPLICABLE CHOICE
    COST, THE AMOUNT OF THE CHOICE COST DEDUCTED WILL NOT CAUSE YOUR SEGMENT
    MATURITY VALUE TO BE LESS THAN YOUR SEGMENT INVESTMENT.

..   IF, ON A SEGMENT START DATE, WE DETERMINE THAT THE PERFORMANCE CAP RATE FOR
    A CHOICE SEGMENT WILL NOT EXCEED THE PERFORMANCE CAP RATE FOR A COMPARABLE
    STANDARD SEGMENT (I.E., WITH THE SAME INDEX, SEGMENT DURATION, SEGMENT
    BUFFER AND SEGMENT START DATE) BY AN AMOUNT THAT IS AT LEAST EQUAL TO THE
    CHOICE COST, WE WILL WAIVE THE CHOICE COST AND DECLARE A PERFORMANCE CAP
    RATE FOR THE CHOICE SEGMENT THAT IS EQUAL TO THE PERFORMANCE CAP RATE FOR
    THE STANDARD SEGMENT.

--------------------------------------------------------------------------------
PERFORMANCE CAP RATE -- THE HIGHEST SEGMENT RATE OF RETURN THAT CAN BE CREDITED
ON A SEGMENT MATURITY DATE. THE PERFORMANCE CAP RATE IS NOT AN ANNUAL RATE OF
RETURN.
INDEX PERFORMANCE RATE -- FOR A SEGMENT, THE PERCENTAGE CHANGE IN THE VALUE OF
THE RELATED INDEX FROM THE SEGMENT START DATE TO THE SEGMENT MATURITY DATE. THE
INDEX PERFORMANCE RATE MAY BE POSITIVE OR NEGATIVE.
PERFORMANCE CAP THRESHOLD -- A MINIMUM RATE YOU MAY SPECIFY AS A PARTICIPATION
REQUIREMENT THAT THE PERFORMANCE CAP RATE FOR A NEW SEGMENT MUST EQUAL OR
EXCEED IN ORDER FOR AMOUNTS TO BE TRANSFERRED FROM A SEGMENT TYPE HOLDING
ACCOUNT INTO A NEW SEGMENT.
--------------------------------------------------------------------------------

BOTH THE PERFORMANCE CAP RATE AND THE SEGMENT RATE OF RETURN ARE RATES OF
RETURN FROM THE SEGMENT START DATE TO THE SEGMENT MATURITY DATE, NOT ANNUAL
RATES OF RETURN, EVEN IF THE SEGMENT DURATION IS LONGER THAN ONE YEAR.
THEREFORE THE INDEX PERFORMANCE RATE AND THE PERFORMANCE CAP THRESHOLD ARE ALSO
NOT ANNUAL RATES. The performance of the Index, the Performance Cap Rate and the Segment Buffer are all measured from the Segment Start Date to the Segment
Maturity Date, and the Performance Cap Rate and Segment Buffer apply if you hold the Segment until the Segment Maturity Date. If you surrender or cancel your contract, die or make a withdrawal from a Segment before the Segment
Maturity Date, the Segment Buffer will not necessarily apply to the extent it would on the Segment Maturity Date, and any upside performance will be limited to a percentage lower than the Performance Cap Rate. Please see "Your contract's value in the Structured Investment Option" in "Determining your contract's value" later in this Prospectus. A partial withdrawal from a Segment does not affect the Performance Cap Rate and Segment Buffer that apply to any remaining amounts that are held in the Segment through the Segment Maturity
Date.

                                      26

                        CONTRACT FEATURES AND BENEFITS

We reserve the right to offer any or all Segment Types less frequently than monthly or to stop offering any or all of them or to suspend offering any or all of them temporarily. Please see "Suspension, termination and changes to
Segment Types" later in this section. All Segment Types may not be available in all states. We may also add Segment Types in the future.

The total number of Segments and Segment Type Holding Accounts that may be active on a contract at any time is 70.

INDICES

Each Segment Type references an Index that determines the performance of its associated Segments. We currently offer Segment Types based on the performance of (1) securities indices, (2) commodities indices and (3) exchange-traded funds. Throughout this Prospectus, we refer to these indices and exchange-traded funds using the term "Index" or, collectively, "Indices." Not all Indices may be available under your contract. Please see "Appendix II:
State contract availability and/or variations of certain features and benefits"
later in this Prospectus.

SECURITIES INDICES. The following Securities Indices are currently available:

S&P 500 PRICE RETURN INDEX. The S&P 500 Price Return Index was established by
Standard & Poor's. The S&P 500 Price Return Index includes 500 leading companies in leading industries of the U.S. economy, capturing 75% coverage of
U.S. equities. The S&P 500 Price Return Index does not include dividends declared by any of the companies included in this Index.

RUSSELL 2000(R) PRICE RETURN INDEX. The Russell 2000(R) Price Return Index was
established by Russell Investments. The Russell 2000(R) Price Return Index
measures the performance of the small-cap segment of the U.S. equity universe.
The Russell 2000(R) Price Return Index is a subset of the Russell 3000(R) Index representing approximately 10% of the total market capitalization of that index. It includes approximately 2,000 of the smallest securities based on a combination of their market cap and current index membership. The Russell
2000(R) Price Return Index does not include dividends declared by any of the companies included in this Index.

MSCI EAFE PRICE RETURN INDEX. The MSCI EAFE Price Return Index was established by MSCI. The MSCI EAFE Price Return Index is a free float-adjusted market capitalization index that is designed to measure the equity market performance of developed markets, excluding the US and Canada. As of the date of this
Prospectus the MSCI EAFE Price Return Index consisted of the following 22 developed market country indices: Australia, Austria, Belgium, Denmark,
Finland, France, Germany, Greece, Hong Kong, Ireland, Israel, Italy, Japan, the
Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden,
Switzerland, and the United Kingdom. The MSCI EAFE Price Return Index does not include dividends declared by any of the companies included in this Index.

MSCI EMERGING MARKETS PRICE RETURN INDEX. The MSCI Emerging Markets Price
Return Index was established by MSCI. The MSCI Emerging Markets Price Return
Index is a free float-adjusted market capitalization index that is designed to measure equity market performance of emerging markets. As of the date of this prospectus, the MSCI Emerging Markets Price Return Index consists of the following 21 emerging market country indices: Brazil, Chile, China, Colombia,
Czech Republic, Egypt, Hungary, India, Indonesia, Korea, Malaysia, Mexico,
Morocco, Peru, Philippines, Poland, Russia, South Africa, Taiwan, Thailand, and
Turkey. The MSCI Emerging Markets Price Return Index does not include dividends declared by any of the companies included in this Index.

NASDAQ-100 PRICE RETURN INDEX. The NASDAQ-100 Price Return Index (the
"NASDAQ-100 Index") includes securities of 100 of the largest domestic and international non-financial securities listed on The NASDAQ Stock Market based on market capitalization. The Index reflects companies across major industry groups including computer hardware and software, telecommunications, retail/wholesale trade and biotechnology. It does not contain securities of financial companies including investment companies. The NASDAQ-100 Price Return
Index does not include dividends declared by any of the companies included in this Index.

EXCHANGE-TRADED FUNDS. The following exchange-traded funds are currently available:

ISHARES(R) DOW JONES U.S. REAL ESTATE INDEX FUND. The iShares(R) Dow Jones U.S.
Real Estate Index Fund seeks investment results that correspond generally to the performance of the Dow Jones U.S. Real Estate Index, which is the underlying index. The underlying index measures the performance of the Real
Estate industry of the U.S. equity market, including real estate holding and developing and real estate investment trusts (REITS) subsectors. The iShares(R)
Dow Jones U.S. Real Estate Index Fund is an exchange-traded fund. The performance of the iShares(R) Dow Jones U.S. Real Estate Index Fund may not
replicate the performance of, and may underperform the underlying index. The price of the iShares(R) Dow Jones U.S. Real Estate Index Fund will reflect expenses and fees that will reduce its relative performance. Moreover, it is also possible that the iShares(R) Dow Jones U.S. Real Estate Index Fund may not
fully replicate or may, in certain circumstances, diverge significantly from the performance of the underlying index. Because the return on your Segment
Investment (subject to the Performance Cap and downside Segment Buffer protection) is linked to the performance of the iShares(R) Dow Jones U.S. Real
Estate Index Fund and not the underlying index, the return on your Segment
Investment may be less than that of an alternative investment linked directly to the underlying index or the components of the underlying index. The investment performance of the iShares(R) Dow Jones U.S. Real Estate Index
Segment is only based on the closing share price of the Index Fund. The
iShares(R) Dow Jones U.S. Real Estate Index Segment does not include dividends and other distributions declared by the Index Fund.

FINANCIAL SELECT SECTOR SPDR(R) FUND.  The Financial Select Sector SPDR(R) Fund
seeks to closely match the returns and characteristics of the Financial Select
Sector Index, which is the underlying index. The underlying index seeks to provide an effective representation of the financial sector of the S&P 500
Index, and includes companies from the following industries: commercial banks, capital markets, diversified financial services, insurance and real estate.
Because the return on your Segment Investment (subject to the Performance Cap and downside Segment Buffer protection) is linked to the performance of the
Financial Select Sector SPDR(R) Fund and not the underlying index, the return on your Segment Investment may be less than that of an alternative investment linked directly to the underlying index or the components of the underlying index. The investment performance of the Financial Select Sector SPDR(R) Fund
Segment is only based on the closing share price of the Fund. The Financial
Select Sector SPDR(R) Fund Segment does not include dividends and other distributions declared by the Fund.

COMMODITIES INDICES. The following Commodities Indices are currently available:

GOLD INDEX. The Gold Index measures the performance of the price of gold. The gold price referenced by the Gold Index is the "London Gold Market Fixing Ltd
-- LBMA PM Fixing Price/USD", a benchmark price per ounce in U.S. Dollars fixed daily at 3 P.M. London Time by The London Gold Market Fixing Ltd. ("London Gold
Fixing"). Visit

                                      27

                        CONTRACT FEATURES AND BENEFITS

(2) SEGMENT MATURITY DATE REQUIREMENT IS MET. The Segment Maturity Date must occur on or before the contract maturity date. If the Segment Maturity Date is after the contract maturity date, your account value in the Segment Type
Holding Account will be transferred to the EQ/Money Market variable investment option.

(3) PERFORMANCE CAP THRESHOLD IS MET. When you allocate a contribution or transfer account value to a Segment Type, you may also specify a Performance
Cap Threshold. The Performance Cap Threshold represents the minimum Performance
Cap Rate you find acceptable for a particular Segment. As long as it remains in effect, the Performance Cap Threshold will prevent your value in the Segment
Type Holding Account from being transferred into the corresponding Segment unless the Performance Cap Threshold is equal to or exceeded by the Performance
Cap Rate we declare on the Segment Start Date, assuming the other participation requirements are met. Performance Cap Thresholds are expressed as whole percentage rates.

--------------------------------------------------------------------------------
PERFORMANCE CAP THRESHOLD -- A MINIMUM RATE YOU MAY SPECIFY AS A PARTICIPATION
REQUIREMENT THAT THE PERFORMANCE CAP RATE FOR A NEW SEGMENT MUST EQUAL OR
EXCEED IN ORDER FOR AMOUNTS TO BE TRANSFERRED FROM A SEGMENT TYPE HOLDING
ACCOUNT INTO A NEW SEGMENT.
--------------------------------------------------------------------------------

For example, for a given Segment Type, you may specify a Performance Cap
Threshold of 10%. If we set a Performance Cap Rate of 10% or higher for the next available Segment of that Segment Type, then we will transfer your account value in the applicable Segment Type Holding Account to the new Segment on the
Segment Start Date, provided all other participation requirements are met.
However, if we set the Performance Cap Rate at 9.9% for that Segment, your account value will not be transferred to the new Segment.

If you have allocated amounts to multiple Segment Types in a particular month, you may specify a different Performance Cap Threshold for each Segment Type.

The Performance Cap Threshold operates in the same manner for Standard Segments and Choice Segments. When determining whether the Performance Cap Threshold for a Choice Segment has been satisfied, we do not take into account the Choice cost associated with that Segment.

You are not required to specify a Performance Cap Threshold, but doing so provides you with additional flexibility in managing your contract. The
Performance Cap Threshold is an option for owners who want to invest in a particular Segment Type only if we set a Performance Cap Rate at a certain level or higher. If we declare a Performance Cap Rate that is lower than the
Performance Cap Threshold you specify, you will not be invested in that Segment and your contribution will remain in that Segment Type Holding Account until the Performance Cap Threshold is no longer in effect or you provide us with alternative instructions.

We do not require that you specify a Performance Cap Threshold because some owners may wish to invest in a Segment regardless of the particular Performance
Cap Rate. If you do not specify a threshold, you risk the possibility that the
Performance Cap Rate established will have a lower cap on returns than you would otherwise find acceptable. You may wish to discuss with your financial professional whether to specify a Performance Cap Threshold and, if so, at what percentage.

If you do not specify a Performance Cap Threshold, then we will transfer your account value from the Segment Type Holding Account into a Segment if the other participation requirements are met, regardless of the Performance Cap Rate that we set.

In order for a new Performance Cap Threshold to be effective for a forthcoming
Segment, you must set it at least one day prior to the Segment Start Date.
Similarly, while you can change an existing Performance Cap Threshold at any time, the revised Performance Cap Threshold will only apply to a Segment if you make the change at least one day prior to the Segment Start Date. This means that if you set a new or change an existing Performance Cap Threshold on a
Segment Start Date, that new or revised Performance Cap Threshold will not affect the participation requirements for any Segment created that day. For example if you have a Performance Cap Threshold on file of 12%, but change it to 15% on a Segment Start Date, any amounts in that Segment Type Holding
Account will be transferred into a new Segment of that Segment Type that we create that day with a Participation Cap Rate of 13%, if the other participation requirements are met.

If you specify a Performance Cap Threshold, the time period for which it will remain in effect depends on when your Structured Capital Strategies(R) contract was issued:

..   For contracts issued prior to August 25, 2014, a Performance Cap Threshold will remain in effect until the later of 90 days after we receive your election and the date amounts in the Segment Type Holding Account are transferred into a Segment. If you specify a Performance Cap Threshold on the required form in connection with your application, the 90 days will be measured from your contract date.

..   For contracts issued on or after August 25, 2014, a Performance Cap
    Threshold will remain in effect until the day after the third scheduled
    Segment Start Date following your Performance Cap Threshold election. This means that if the declared Performance Cap Rate for a Segment has not matched or exceeded your Performance Cap Threshold on any of the three scheduled Segment Start Dates following your election, any amounts in the applicable Segment Type Holding Account (including any funds transferred to that holding account after your election) on the business day immediately preceding the fourth scheduled Segment Start Date after your election will be transferred into the Segment created on that Segment Start Date, unless you renew the Performance Cap Threshold prior to that date.

   In addition, if your Performance Cap Threshold was satisfied on the first or second scheduled Segment Start Date following your election and amounts in the applicable Segment Type Holding Account were transferred into a Segment, the Performance Cap Threshold will continue to apply to any amounts you subsequently transfer into that Segment Type Holding Account until the day after the third scheduled Segment Start Date following your election. A
   "scheduled Segment Start Date" includes any date on which a Segment would have started had not the associated Segment Type been suspended as of that date. A suspension of the Segment Type will not extend the Performance Cap
   Threshold effective-through date.

In all cases, if you complete a new Performance Cap Threshold election, it will override any existing Performance Cap Threshold then in effect. Transferring funds from a Segment Holding Account to one of the variable investment options will not terminate a Performance Cap Threshold you may have set for the Segment
Type associated with that Segment Holding Account.

If you elect to invest in the Dollar Cap Averaging Program or, at issue, elect to invest using Pre-Packaged Segment Selection, you may not specify a
Performance Cap Threshold and any Performance Cap Threshold previously established will no longer be valid. By making

                                      29

                        CONTRACT FEATURES AND BENEFITS

HOW WITHDRAWALS ARE TAKEN FROM YOUR ACCOUNT VALUE

WITHDRAWALS

Unless you specify otherwise, we will subtract your withdrawals on a pro rata basis from your value in the variable investment options (excluding the Segment
Type Holding Accounts). If there is insufficient value or no value in the variable investment options (excluding the Segment Type Holding Accounts), any additional amount of the withdrawal required or the total amount of the withdrawal will be taken on a pro rata basis from the Segment Type Holding
Accounts. If there are insufficient funds in the Segment Type Holding Accounts, any additional amount of the withdrawal required will be taken from the dollar cap averaging account. If there is insufficient value in the dollar cap averaging account, we will deduct all or a portion of the withdrawal from the
Segments on a pro rata basis. A partial withdrawal from the Dollar Cap
Averaging Program will terminate the program.

If you specify the investment options from which you want us to deduct your withdrawal, the following restrictions apply: If the amount of your withdrawal is equal to or less than your account value in the variable investment options and Segment Type Holding Accounts, the entire withdrawal must come from the account value in the variable investment options and Segment Type Holding
Accounts, and the withdrawal cannot be pro rata; you must specify the dollar amount or percentage withdrawal for the variable investment options and Segment
Type Holding Accounts from which to take the withdrawal. In other words, you cannot take a withdrawal from the Segments if there is any value remaining in the variable investment options and Segment Type Holding Accounts.

After 100% of the value has been taken from the variable investment options and
Segment Type Holding Accounts, you can specify the dollar amount or percentage of the withdrawal to be taken from any Segment.

If you have amounts in a Segment Type Holding Account and you make a withdrawal on a Segment Start Date, that amount will not be transferred into the Segment created on that date.

Withdrawals from a Segment prior to your Segment Maturity Date reduce the
Segment Investment on a pro rata basis by the same proportion that the Segment
Interim Value is reduced on the date of the withdrawal. We use the Segment
Investment to determine your Segment Maturity Value.

You can request, in advance of your Segment Maturity Date, a withdrawal of your
Segment Maturity Value on the Segment Maturity Date, which is not subject to the restrictions described above regarding the need to withdraw amounts in variable investment options and Segment Type Holding Accounts before withdrawing amounts from Segments. We will only accept a request to withdraw your Segment Maturity Value if you submit the request within 12 months of the
Segment Maturity Date.

A withdrawal from a Series ADV NQ contract, including a withdrawal to pay the fees of the fee-based program, may be a taxable event. For the tax consequences of withdrawals, see "Tax information" later in this Prospectus.

SURRENDERING YOUR CONTRACT TO RECEIVE ITS CASH VALUE

You may surrender your contract to receive its cash value at any time while an owner is living (or for contracts with non-natural owners, while the annuitant is living) and before you begin to receive annuity payments. For a surrender to be effective, we must receive your written request and your contract at our processing office. We will determine your cash value on the date we receive the required information.

You may receive your cash value in a single sum payment or apply it to one or more of the annuity payout options. See "Your annuity payout options" below.
For the tax consequences of surrenders, see "Tax information" later in this
Prospectus.

When a contract is surrendered in certain states, the free withdrawal amount is not taken into account when calculating the amount of the withdrawal. See "10%
free withdrawal amount" under "Charges under the contract" in "Charges and expenses" later in this Prospectus.

WITHDRAWALS TREATED AS SURRENDERS

If you withdraw more than 90% of a contract's current cash value, we will treat it as a request to surrender the contract for its cash value. In addition, we have the right to pay the cash value and terminate the contract if no contributions are made during the last three completed contract years, and the account value is less than $500, or if you make a withdrawal that would result in a cash value of less than $500. For the tax consequences of withdrawals, see
"Tax information" later in this Prospectus.

WHEN TO EXPECT PAYMENTS

Generally, we will fulfill requests for payments out of the investment options within seven calendar days after the date of the transaction to which the request relates. These transactions may include applying proceeds to a variable annuity payout option, payment of a death benefit, payment of any amount you withdraw (less any withdrawal charge) and, upon surrender or termination, payment of the cash value. We may postpone such payments or applying proceeds for any period during which:

(1)the New York Stock Exchange is closed or restricts trading,

(2)the SEC determines that an emergency exists as a result of which sales of securities or determination of fair value of an investment option's assets is not reasonably practicable, or

(3)the SEC, by order, permits us to defer payment to protect people remaining in the variable investment options.

All payments are made by check and are mailed to you (or the payee named in a tax-free exchange) by U.S. mail, unless you request that we use an express delivery or wire transfer service at your expense.

YOUR ANNUITY PAYOUT OPTIONS

The following description assumes annuitization of your entire contract. For partial annuitization, see "Partial annuitization" below.

Deferred annuity contracts such as Structured Capital Strategies(R) provide for conversion to payout status at or before the contract's "maturity date." This is called annuitization. When your contract is annuitized, your Structured
Capital Strategies(R) contract and all its benefits will terminate and will be converted to a supplemental payout annuity contract ("payout option") that provides for periodic payments for life or for a specified period of time. In general, the periodic

                                      41

                             ACCESSING YOUR MONEY

Appendix II: State contract availability and/or variations of certain features and benefits

--------------------------------------------------------------------------------

The following information is a summary of the states where the Structured
Capital Strategies(R) contracts or certain features and/or benefits are either not available as of the date of this Prospectus or vary from the contract's features and benefits as previously described in this Prospectus. Certain features and/or benefits may have been approved in your state after your contract was issued and cannot be added. Please contact your financial professional for more information about availability in your state.

STATES WHERE CERTAIN STRUCTURED CAPITAL STRATEGIES(R) FEATURES AND/OR BENEFITS
ARE NOT AVAILABLE OR VARY:

-------------------------------------------------------------------------------
 STATE      FEATURES AND BENEFITS             AVAILABILITY OR VARIATION
-------------------------------------------------------------------------------
ALASKA      Series B, Series C, and Series    Not available.
            ADV contracts
-------------------------------------------------------------------------------
ARIZONA     See "Your right to cancel within  If you reside in the state of
            a certain number of days" in      Arizona and you purchased your
            "Contract features and benefits"  contract as a replacement for a different variable annuity
                                              contract or you are age 65 or
                                              older at the time the contract
                                              is issued, you may return your
                                              variable annuity contract within
                                              30 days from the date you
                                              receive it and receive a refund
                                              of account value. This is also
                                              referred to as the "free look"
                                              period.
-------------------------------------------------------------------------------
CALIFORNIA  See "We require that the          You are not required to use our
            following types of                forms when making a transaction
            communications be on specific     request. If a written request
            forms we provide for that         contains all the information
            purpose" in "How to reach us"     required to process the request,
                                              we will honor it.
            See "Contract features and        If you reside in California and
            benefits" -- "Your right to       you are age 60 or older at the
            cancel within a certain number    time the contract is issued, you
            of days"                          may return your variable annuity
                                              contract within 30 days from the
                                              date that you receive it and
                                              receive a refund as described
                                              below.
                                              If you allocate your entire
                                              initial contribution to the
                                              EQ/Money Market option, the
                                              amount of your refund will be
                                              equal to your contribution,
                                              unless you make a transfer, in
                                              which case the amount of your
                                              refund will be equal to your
                                              account value on the date we
                                              receive your request to cancel
                                              at our processing office. This
                                              amount could be less than your
                                              initial contribution. If you
                                              allocate any portion of your
                                              initial contribution to the
                                              variable investment options
                                              (other than the EQ/Money Market
                                              option), your refund will be
                                              equal to your account value on
                                              the date we receive your request
                                              to cancel at our processing
                                              office.

                                              "RETURN OF CONTRIBUTION" FREE
                                              LOOK TREATMENT AVAILABLE THROUGH
                                              CERTAIN SELLING BROKERS-DEALERS
                                              Certain selling broker-dealers
                                              offer an allocation method
                                              designed to preserve your right
                                              to a return of your contribu-
                                              tions during the free look
                                              period. At the time of
                                              application, you will instruct
                                              your financial professional as
                                              to how your initial contribution
                                              and any subsequent contributions
                                              should be treated for the
                                              purpose of maintaining your free
                                              look right under the contract.
                                              Please consult your financial
                                              professional to learn more about
                                              the availability of "return of
                                              contribution" free look
                                              treatment.
                                              If you choose "return of
                                              contribution" free look
                                              treatment of your contract, we
                                              will allocate your entire
                                              contribution and any subsequent
                                              contributions made during the 40
                                              day period following the
                                              Contract Date, to the EQ/Money
                                              Market investment option. In the
                                              event you choose to exercise
                                              your free look right under the
                                              contract, you will receive a
                                              refund equal to your
                                              contributions.
                                              If you choose the "return of
                                              contribution" free look
                                              treatment and your contract is
                                              still in effect on the 40th day
                                              (or next business day) following
                                              the Contract Date, we will
                                              automatically reallocate your
                                              account value to the investment
                                              options chosen on your
                                              application.
-------------------------------------------------------------------------------

                                     II-1

     APPENDIX II: STATE CONTRACT AVAILABILITY AND/OR VARIATIONS OF CERTAIN
                             FEATURES AND BENEFITS

--------------------------------------------------------------------------------
 STATE       FEATURES AND BENEFITS             AVAILABILITY OR VARIATION
--------------------------------------------------------------------------------
CALIFORNIA                                     Any transfers made prior to the
(CONTINUED)                                    expiration of the 30 day free
                                               look will terminate your right
                                               to "return of contribution"
                                               treatment in the event you
                                               choose to exercise your free
                                               look right under the contract.
                                               Any transfer made prior to the
                                               40th day following the Contract
                                               Date will cancel the automatic
                                               reallocation on the 40th day (or
                                               next business day) following the
                                               Contract Date described above.
                                               If you do not want AXA Equitable
                                               to perform this scheduled
                                               one-time reallocation, you must
                                               call one of our customer service
                                               representatives at 1 (800)
                                               789-7771 before the 40th day
                                               following the Contract Date to
                                               cancel.

                                               If you purchased your contract
                                               from a financial professional
                                               whose firm submits applications
                                               to AXA Equitable electronically,
                                               the Dollar Cap Averaging Program
                                               may not be available at the time
                                               your contract is issued. If this
                                               is the case and you wish to
                                               participate in the program after
                                               your contract has been issued,
                                               you must make your election on
                                               the applicable paper form and
                                               submit it to us separately.
                                               Depending on when we receive
                                               your form, you may miss the
                                               first available date on which
                                               your account value would
                                               otherwise be transferred to your
                                               designated Segment Type Holding
                                               Accounts.

             QP (Defined Benefit and Defined   Not available.
             Contribution) contracts

             See "Segment Types" under         Choice Segments are not
             "Structured Investment Option"    available.
             in "Contract Features and
             Benefits"

             See "Dollar Cap Averaging         If you elect to invest in the
             Program" and "Your right to       Dollar Cap Averaging Program,
             cancel within a certain number    you will not be eligible for the
             of days" in "Contract features    "return of contribution" free
             and benefits"                     look treatment. By electing the
                                               Dollar Cap Averaging Program,
                                               you would only be eligible to
                                               receive a return of account
                                               value if you free look your
                                               contract.

             See "Charges and expenses" --     Item (iii) under this section is
             "Disability, terminal illness,    deleted in its entirety.
             or confinement to a nursing
             home" (For Series B contracts
             only)

             See "More information" --         You can transfer ownership of an
             "Transfers of ownership,          NQ contract at any time before
             collateral assignments, loans,    annuity payments begin. You may
             and borrowing"                    assign your contract, unless
                                               otherwise restricted for tax
                                               qualification purposes.
--------------------------------------------------------------------------------
CONNECTICUT  QP (Defined Benefit and Defined   Not available.
             Contribution) contracts

             See "Segment Types" under         Choice Segments are not
             "Structured Investment Option"    available.
             in "Contract Features and
             Benefits"

             See "Charges and expenses -       Waiver (i) is deleted. As a
             Disability, terminal illness, or  result, the first sentence of
             confinement to a nursing home"    the last paragraph of this
             (For Series B contracts only)     section is deleted and replaced
                                               with the following:

                                               We reserve the right to impose a
                                               withdrawal charge, in accordance
                                               with your contract, if the
                                               conditions described in (ii) or
                                               (iii) above existed at the time
                                               a contribution was remitted or
                                               if the condition began within 12
                                               months following remittance.

             See "Charge for each additional   The charge for transfers does
             transfer in excess of 12          not apply.
             transfers per contract year" in
             "Fee table" and "Transfer
             charge" in "Charges and expenses"
--------------------------------------------------------------------------------
FLORIDA      See "How you can purchase and     In the third paragraph of this
             contribute to your contract" in   section, item (i) now reads:
             "Contract features and benefits"  "(i) contributions under a
                                               Structured Capital Strategies(R)
                                               contract would then total more
                                               than $1,500,000;" and item (ii)
                                               regarding the $2,500,000
                                               limitation on contributions is
                                               deleted. The remainder of this
                                               section is unchanged.

             See "Your right to cancel within  If you reside in the state of
             a certain number of days" in      Florida, you may cancel your
             "Contract features and benefits"  variable annuity contract and return it to us within 21 days
                                               from the date that you receive
                                               it. You will receive an
                                               unconditional refund equal to
                                               the greater of the cash
                                               surrender value provided in the
                                               annuity contract, plus any fees
                                               or charges deducted from the
                                               contributions or imposed under
                                               the contract, or a refund of all
                                               contributions paid.

             See "Selecting an annuity payout  The following sentence replaces
             option" under "Your annuity       the first sentence of the second
             payout options" in "Accessing     paragraph in this section:
             your money"

                                               You can choose the date annuity
                                               payments are to begin, but it
                                               may not be earlier than twelve
                                               months from the contract date.
--------------------------------------------------------------------------------

                                     II-2

APPENDIX II: STATE CONTRACT AVAILABILITY AND/OR VARIATIONS OF CERTAIN FEATURES
                                 AND BENEFITS

----------------------------------------------------------------------------------
 STATE         FEATURES AND BENEFITS             AVAILABILITY OR VARIATION
----------------------------------------------------------------------------------
FLORIDA        See "Withdrawal charge" in        If you are age 65 or older at
(CONTINUED)    "Charges and expenses"            the time your contract is
                                                 issued, the applicable
                                                 withdrawal charge will not
                                                 exceed 10% of the amount
                                                 withdrawn. In addition, no
                                                 charge will apply after the end
                                                 of the 10th contract year or 10
                                                 years after a contribution is
                                                 made, whichever is later.
----------------------------------------------------------------------------------
IDAHO          See "Your right to cancel within  If you reside in the state of
               a certain number of days" in      Idaho, you may return your
               "Contract features and benefits"  contract within 20 days from the date that you receive it and
                                                 receive a refund of your initial
                                                 contribution.
----------------------------------------------------------------------------------
ILLINOIS       Structured Capital Strategies(R)  Structured Capital Strategies(R)
                                                 is no longer available for sale
                                                 in the state of Illinois.
----------------------------------------------------------------------------------
MARYLAND       See "Your annuity payout          The table of guaranteed annuity
               options" in "Accessing your       payments cannot be changed after
               money"                            contract issue.

               Series C contracts                Not available
----------------------------------------------------------------------------------
MASSACHUSETTS  See "Disability, terminal         This section is deleted in its
               illness or confinement to         entirety.
               nursing home" under "Withdrawal
               charge" in "Charges and
               expenses" (For Series B
               contracts only)
----------------------------------------------------------------------------------
MINNESOTA      Structured Capital Strategies(R)  Structured Capital Strategies(R)
                                                 is no longer available for sale
                                                 in the state of Minnesota.

               Series C contracts (for sales of  Not available
               Structured Capital Strategies(R)
               prior to June 24, 2013)

               QP (Defined Benefit and Defined   Not available.
               Contribution) contracts (for
               sales of Structured Capital
               Strategies(R) prior to June 24,
               2013)

               See "Segment Types" under         Choice Segments are not
               "Structured Investment Option"    available.
               in "Contract Features and
               Benefits" (for sales of
               Structured Capital Strategies(R)
               prior to June 24, 2013)

               See "Securities Indices" under    The Financial Select Sector SPDR
               "Structured Investment Option"    Fund is not available.
               in "Contract Features and
               Benefits" (for sales of
               Structured Capital Strategies(R)
               prior to June 24, 2013)
----------------------------------------------------------------------------------
NEW JERSEY     QP (Defined Benefit and Defined   Not available.
               Contribution) contracts

               See "Securities Indices" under    The Financial Select Sector SPDR
               "Structured Investment Option"    Fund is not available.
               in "Contract features and
               benefits"

               See "Segment Types" under         Choice Segments are not
               "Structured Investment Option"    available.
               in "Contract Features and
               Benefits"

               See "Your annuity payout          The table of guaranteed annuity
               options" in "Accessing your       payments cannot be changed after
               money"                            contract issue.

               See "Withdrawals treated as       We do not have the right to
               surrenders" in "Accessing your    terminate your contract if no
               money"                            contributions are made during
                                                 the last three completed
                                                 contract years and your account
                                                 value is less than $500.
----------------------------------------------------------------------------------
NEW HAMPSHIRE  See "Disability, terminal         Waiver (iii) regarding the
               illness, or confinement to a      definition of a nursing home is
               nursing home" under "Withdrawal   deleted, and replaced with the
               charge" in "Charges and           following:
               expenses" (For Series B
               contracts only)                   You are confined to a nursing
                                                 home for more than 90 days (or
                                                 such other period, as required
                                                 in your state) as verified by a
                                                 licensed physician. A nursing
                                                 home for this purpose means one
                                                 that is (a) a provider of
                                                 skilled nursing care service, or
                                                 qualified to receive approval of
                                                 Medicare benefits, or (b)
                                                 operated pursuant to law as a
                                                 skilled nursing home by the
                                                 state or territory in which it
                                                 is located (it must be within
                                                 the United States, Puerto Rico,
                                                 U.S. Virgin Islands, or Guam)
                                                 and meets all of the following:

                                                 .   its main function is to
                                                     provide skilled,
                                                     intermediate, or custodial
                                                     nursing care;
----------------------------------------------------------------------------------

                                     II-3

APPENDIX II: STATE CONTRACT AVAILABILITY AND/OR VARIATIONS OF CERTAIN FEATURES
                                 AND BENEFITS

----------------------------------------------------------------------------------
 STATE         FEATURES AND BENEFITS             AVAILABILITY OR VARIATION
----------------------------------------------------------------------------------
NEW HAMPSHIRE                                    .   it is supervised by a
(CONTINUED)                                          registered nurse or licensed
                                                     practical nurse;

                                                 .   it keeps daily medical
                                                     records of each patient;

                                                 .   it controls and records all
                                                     medications dispenses; and

                                                 .   its primary service is other
                                                     than to provide housing for
                                                     residents.
----------------------------------------------------------------------------------
NEW YORK       QP (Defined Benefit and Defined   Not available.
               Contribution) contracts

               See "Securities Indices" under    The Financial Select Sector SPDR
               "Structured Investment Option"    Fund is not available.
               in "Contract features and
               benefits"

               See "Segment Types" under         Choice Segments are not
               "Structured Investment Option"    available.
               in "Contract Features and
               Benefits"

               See "Your right to cancel within  The second paragraph under "Your
               a certain number of days" in      right to cancel within a certain
               "Contract features and benefits"  number of days" is deleted in
               and also see "Calculation         its entirety and replaced with
               Formula" in "Appendix III:        the following:
               Segment Interim Value"
                                                 Your refund will equal your
                                                 account value under the contract
                                                 on the day we receive written
                                                 notification of your decision to
                                                 cancel the contract and will
                                                 reflect any investment gain or
                                                 loss in the variable investment
                                                 options (less the daily charges
                                                 we deduct) through the date we
                                                 receive your contract. This
                                                 includes a modified calculation
                                                 of the Segment Interim Value for
                                                 amounts allocated to existing
                                                 Segments. For any IRA contract
                                                 returned to us within seven days
                                                 after you receive it, we are
                                                 required to refund the full
                                                 amount of your contribution.

                                                 Only for the purpose of
                                                 calculating your refunded amount
                                                 if you exercise your right to
                                                 cancel within a certain number
                                                 of days, your Segment Interim
                                                 Value is equal to the sum of the
                                                 following components:

                                                    (1)Fair Value of Fixed
                                                       Instruments; plus
                                                    (2)Fair Value of Derivatives;
                                                       plus
                                                    (3)Cap Calculation Factor
                                                       (computed based on the
                                                       assumption that we have
                                                       not incurred any expense).

               See "The amount applied to        If a life contingent annuity
               purchase an annuity payout        payout option is elected, the
               option" in "Accessing your money" amount applied to the annuity benefit will be 100% of the
                                                 account value and any applicable
                                                 withdrawal charge will be waived.

                                                 If a non-life contingent annuity
                                                 payout option is elected, the
                                                 amount applied to the annuity
                                                 benefit is the greater of the
                                                 cash value or 95% of what the
                                                 account value would be if no
                                                 withdrawal charge applied.

               See "Disability, terminal         Item (i) is deleted and replaced
               illness, or confinement to a      with the following: An owner (or
               nursing home" in "Charges and     older joint owner, if
               expenses"                         applicable) has qualified to
                                                 receive Social Security
                                                 disability benefits as certified
                                                 by the Social Security
                                                 Administration or meets the
                                                 definition of a total disability
                                                 as specified in the contract. To
                                                 qualify, a recertification
                                                 statement from a physician will
                                                 be required every 12 months from
                                                 the date disability is
                                                 determined.

               See "Transfers of ownership,      You may assign all or a portion
               collateral assignments, loans     of your contract at any time,
               and borrowing" in "More           unless otherwise restricted for
               information"                      tax qualification purposes.
----------------------------------------------------------------------------------
NORTH DAKOTA   See "Your right to cancel within  To exercise your cancellation
               a certain number of days" in      right, you must return the
               "Contract features and benefits"  certificate directly to our processing office within 20 days
                                                 after you receive it.
----------------------------------------------------------------------------------

                                     II-4

APPENDIX II: STATE CONTRACT AVAILABILITY AND/OR VARIATIONS OF CERTAIN FEATURES
                                 AND BENEFITS

---------------------------------------------------------------------------------
 STATE        FEATURES AND BENEFITS             AVAILABILITY OR VARIATION
---------------------------------------------------------------------------------
OREGON        Series C contracts                Not available
              iShares(R) Dow Jones U.S. Real    Not available
              Estate Index Fund & MSCI
              Emerging Markets Price Return
              Index
              Dollar Cap Averaging Program      Not available
              Pre-Packaged Segment Selection    Not available

              QP (Defined Benefit and Defined   Not available.
              Contribution) contracts

              See "Segment Types" under         Choice Segments are not
              "Structured Investment Option"    available.
              in "Contract Features and
              Benefits"

              See "Securities Indices" under    The NASDAQ-100 Price Return
              "Structured Investment Option"    Index is not available in Oregon.
              in "Contract features and
              benefits"

                                                The Financial Select Sector SPDR
                                                Fund is not available in Oregon.
              See "How you can purchase and     Additional contributions are not
              contribute to your contract" in   permitted after the fifth
              "Contract features and benefits"  contract year.
              See "Lifetime required minimum    THE FOLLOWING REPLACES THE THIRD
              distribution withdrawals" under   PARAGRAPH:
              "Withdrawing your account value"
              in "Accessing your money"         We generally will not impose a
                                                withdrawal charge on minimum
                                                distribution withdrawals even if
                                                you are not enrolled in our
                                                automatic RMD service, except
                                                if, when added to a non-RMD lump
                                                sum withdrawal previously taken
                                                in the same contract year, the
                                                minimum distribution withdrawals
                                                exceed the free withdrawal
                                                amount. In order to avoid a
                                                withdrawal charge in connection
                                                with minimum distribution
                                                withdrawals outside of our
                                                automatic RMD service, you must
                                                notify us using our withdrawal
                                                request form. Such minimum
                                                distribution withdrawals must be
                                                based solely on your contract's
                                                account value.

                                                FOR SERIES B CONTRACTS:

              See "Selecting an annuity payout  You can choose the date annuity
              option" under "Your annuity       payments begin, but it may not
              payout options" in "Accessing     be earlier than the date all
              your money"                       withdrawal charges under the
                                                contract expire.

              See "Disability, terminal         Item (i) under this section is
              illness, or confinement to        deleted in its entirety.
              nursing home" under "Withdrawal
              charge" in "Charges and expenses"

              See "Transfers of ownership,      The contract may be freely
              collateral assignments, loans     assigned unless otherwise
              and borrowing" in "More           restricted for tax qualification
              information"                      purposes.
---------------------------------------------------------------------------------
PENNSYLVANIA  Contributions                     Your contract refers to
                                                contributions as premiums.

              QP (Defined Benefit and Defined   Not available.
              Contribution) contracts

              See "Securities Indices" under    The Financial Select Sector SPDR
              "Structured Investment Option"    Fund is not available.
              in "Contract features and
              benefits"

              See "Segment Types" under         Choice Segments are not
              "Structured Investment Option"    available.
              in "Contract Features and
              Benefits"

              See "Disability, terminal         The Withdrawal Charge Waiver
              illness or confinement to         does not apply during the first
              nursing home" in "Charges and     12 months of the contract with
              expenses" (For Series B           respect to the Social Security
              contracts only)                   Disability Waiver, the Six Month
                                                Life Expectancy Waiver, or if
                                                the owner is confined to a
                                                nursing home during such period.

              Required disclosure for           Any person who knowingly and
              Pennsylvania customers            with intent to defraud any
                                                insurance company or other
                                                person files an application for
                                                insurance or statement of claim
                                                containing any materially false
                                                information or conceals for the
                                                purpose of misleading,
                                                information concerning any fact
                                                material thereto commits a
                                                fraudulent insurance act, which
                                                is a crime and subjects such
                                                person to criminal and civil
                                                penalties.
---------------------------------------------------------------------------------

                                     II-5

APPENDIX II: STATE CONTRACT AVAILABILITY AND/OR VARIATIONS OF CERTAIN FEATURES
                                 AND BENEFITS

--------------------------------------------------------------------------------
 STATE       FEATURES AND BENEFITS             AVAILABILITY OR VARIATION
--------------------------------------------------------------------------------
PUERTO RICO  See "Securities Indices" under    The Financial Select Sector SPDR
             "Structured Investment Option"    Fund is not available.
             in "Contract features and
             benefits"

             See "Segment Types" under         Choice Segments are not
             "Structured Investment Option"    available.
             in "Contract Features and
             Benefits"

             QP (Defined Benefit) contracts    Not available

             "Purchase considerations for QP   PURCHASE CONSIDERATIONS FOR QP
             (Defined Contribution) contracts  (DEFINED CONTRIBUTION) CONTRACTS
             in Puerto Rico" -- this section   IN PUERTO RICO:
             replaces "Appendix IV: Purchase   Trustees who are considering the
             considerations for defined        purchase of a Structured Capital
             benefit and defined contribution  Strategies(R) QP contract in
             plans" in this Prospectus.        Puerto Rico should discuss with
                                               their tax, legal and plan
                                               advisors whether this is an
                                               appropriate investment vehicle
                                               for the employer's plan.
                                               Trustees should consider whether
                                               the plan provisions permit the
                                               investment of plan assets in the
                                               QP contract, and the payment of
                                               death benefits in accordance
                                               with the requirements of Puerto
                                               Rico income tax rules. The QP
                                               contract and this Prospectus
                                               should be reviewed in full, and
                                               the following factors, among
                                               others, should be noted.

                                               SOURCE OF INCOME

                                               .   Because this contract is
                                                   issued by a United States
                                                   insurance company, amounts
                                                   paid from the contract
                                                   produce U.S.-source income,
                                                   not Puerto Rico-source
                                                   income. A Puerto Rico
                                                   qualified plan investing in
                                                   assets producing Puerto
                                                   Rico-source income is likely
                                                   to generate a more favorable
                                                   tax result for a participant
                                                   under a Puerto Rico
                                                   qualified plan.
                                               LIMITS ON CONTRACT OWNERSHIP:

                                               .   QP contracts are not
                                                   available to defined benefit
                                                   plans. Defined benefit plans
                                                   must use Non-Qualified
                                                   contracts to invest
                                                   Structured Capital
                                                   Strategies(R). There is no
                                                   qualified plan contract
                                                   endorsement available for
                                                   defined benefit plans with
                                                   Structured Capital
                                                   Strategies(R). The plan and
                                                   trust, if properly
                                                   qualified, contain the
                                                   requisite provisions of the
                                                   Internal Revenue Code to
                                                   maintain their tax exempt
                                                   status. A non-qualified
                                                   contract cannot be converted
                                                   to an IRA.

                                               .   The QP contract is offered
                                                   only as a funding vehicle to
                                                   qualified plan trusts of
                                                   single participant defined
                                                   contribution plans that are
                                                   tax-qualified under Puerto
                                                   Rico law, not United States
                                                   law. The contract is not
                                                   available to US qualified
                                                   plans or to defined benefit
                                                   plans qualifying under
                                                   Puerto Rico law.

                                               .   The QP contract owner is the
                                                   qualified plan trust. The
                                                   annuitant under the contract
                                                   is the self-employed Puerto
                                                   Rico resident, who is the
                                                   sole plan participant.

                                               .   This product should not be
                                                   purchased if the self-
                                                   employed individual
                                                   anticipates having
                                                   additional employees become
                                                   eligible for the plan. We
                                                   will not allow additional
                                                   contracts to be issued for
                                                   participants other than the
                                                   original business owner.

                                               .   If the business that
                                                   sponsors the plan adds
                                                   another employee who becomes
                                                   eligible for the plan, no
                                                   further contributions may be
                                                   made to the contract. If the
                                                   employer moves the funds to
                                                   another funding vehicle that
                                                   can accommodate more than
                                                   one employee, this move
                                                   could result in withdrawal
                                                   charges, if applicable.
--------------------------------------------------------------------------------

                                     II-6

APPENDIX II: STATE CONTRACT AVAILABILITY AND/OR VARIATIONS OF CERTAIN FEATURES
                                 AND BENEFITS

--------------------------------------------------------------------------------
 STATE       FEATURES AND BENEFITS             AVAILABILITY OR VARIATION
--------------------------------------------------------------------------------
PUERTO RICO                                    LIMITS ON CONTRIBUTIONS:
(CONTINUED)                                    .   All contributions must be
                                                   direct transfers from other
                                                   investments within an
                                                   existing qualified plan
                                                   trust.

                                               .   Employer payroll
                                                   contributions are not
                                                   accepted.

                                               .   Only one additional transfer
                                                   contribution may be made per
                                                   contract year.

                                               .   Checks written on accounts
                                                   held in the name of the
                                                   employer instead of the plan
                                                   or the trustee will not be
                                                   accepted.

                                               .   As mentioned above, if a new
                                                   employee becomes eligible
                                                   for the plan, the trustee
                                                   will not be permitted to
                                                   make any further
                                                   contributions to the
                                                   contract established for the
                                                   original business owner.

                                               LIMITS ON PAYMENTS:
                                               .   Loans are not available
                                                   under the contract.

                                               .   All payments are made to the
                                                   plan trust as owner, even
                                                   though the plan
                                                   participant/annuitant is the
                                                   ultimate recipient of the
                                                   benefit payment.

                                               .   AXA Equitable does no tax
                                                   reporting or withholding of
                                                   any kind for payment to the
                                                   plan participant. The plan
                                                   administrator or trustee
                                                   will be solely responsible
                                                   for performing or providing
                                                   for all such services.

                                               .   AXA Equitable does not offer
                                                   contracts that qualify as
                                                   IRAs under Puerto Rico law.
                                               PLAN TERMINATION:

                                               .   If the plan participant
                                                   terminates the business, and
                                                   as a result wishes to
                                                   terminate the plan, the
                                                   trust would have to be kept
                                                   in existence to receive
                                                   payments. This could create
                                                   expenses for the plan.

                                               .   If the plan participant
                                                   terminates the plan and the
                                                   trust is dissolved, or if
                                                   the plan trustee (which may
                                                   or may not be the same as
                                                   the plan participant) is
                                                   unwilling to accept payment
                                                   to the plan trust for any
                                                   reason, AXA Equitable would
                                                   have to change the contract
                                                   from a Puerto Rico QP to NQ
                                                   in order to make payments to
                                                   the individual as the new
                                                   owner. Depending on when
                                                   this occurs, it could be a
                                                   taxable distribution from
                                                   the plan, with a potential
                                                   tax of the entire account
                                                   value of the contract.
                                                   Puerto Rico income tax
                                                   withholding and reporting by
                                                   the plan trustee could apply
                                                   to the distribution
                                                   transaction.

                                               .   AXA Equitable is a U.S.
                                                   insurance company, therefore
                                                   distributions under the NQ
                                                   contract could be subject to
                                                   United States taxation and
                                                   withholding on a "taxable
                                                   amount not determined" basis.

             Beneficiary continuation option   Not available
             (IRA)

             IRA and Roth IRA                  Available for direct rollovers
                                               from U.S. source 401(a) plans
                                               and direct transfers from the
                                               same type of U.S. source IRAs.

             See footnote 1 in "Fee table"     There is no premium tax charge
             and "Charges for state premium    imposed.
             and other applicable taxes" in
             "Charges and expenses"

             See "Purchase considerations for  We do not offer Structured
             a charitable remainder trusts"    Capital Strategies(R) contracts
             under "Owner and annuitant        to charitable remainder trusts
             requirements" in "Contract        in Puerto Rico.
             features and benefits"

             See "Taxation of nonqualified     There are special rules for
             annuities" in "Tax information"   nonqualified contracts issued in
                                               Puerto Rico.
--------------------------------------------------------------------------------

                                     II-7

APPENDIX II: STATE CONTRACT AVAILABILITY AND/OR VARIATIONS OF CERTAIN FEATURES
                                 AND BENEFITS

---------------------------------------------------------------------------------
 STATE        FEATURES AND BENEFITS             AVAILABILITY OR VARIATION
---------------------------------------------------------------------------------
PUERTO RICO                                     Income from NQ contracts we
(CONTINUED)                                     issue is U.S. source. A Puerto
                                                Rico resident is subject to U.S.
                                                taxation on such U.S. source
                                                income. Only Puerto Rico source
                                                income of Puerto Rico residents
                                                is excludable from U.S.
                                                taxation. Income from NQ
                                                contracts is also subject to
                                                Puerto Rico tax. The calculation
                                                of the taxable portion of
                                                amounts distributed from a
                                                contract may differ in the two
                                                jurisdictions. Therefore, you
                                                might have to file both U.S. and
                                                Puerto Rico tax returns, showing
                                                different amounts of income from
                                                the contract for each tax
                                                return. Puerto Rico generally
                                                provides a credit against Puerto
                                                Rico tax for U.S. tax paid.
                                                Depending on your personal
                                                situation and the timing of the
                                                different tax liabilities, you
                                                may not be able to take full
                                                advantage of this credit.

                                                We anticipate requiring owners
                                                or beneficiaries of annuity
                                                contracts in Puerto Rico which
                                                are not individuals to be
                                                required to complete the
                                                appropriate Form W-8 describing
                                                the entity type to avoid 30%
                                                FATCA withholding from
                                                U.S.-source income beginning in
                                                2014.
---------------------------------------------------------------------------------
RHODE ISLAND  See "Your right to cancel within  If you reside in the state of
              a certain number of days" in      Rhode Island at the time the
              "Contract features and benefits"  contract is issued, you may return your contract within 20
                                                days from the date that you
                                                receive it and receive a refund
                                                of your contribution.
---------------------------------------------------------------------------------
TEXAS         See "How you can purchase and     In the third paragraph of this
              contribute to your contract" in   section, item (i) now reads:
              "Contract features and benefits"  "(i) contributions under a
                                                Structured Capital Strategies(R)
                                                contract would then total more
                                                than $1,500,000." The $2,500,000
                                                limitation on the sum of all
                                                contributions under all AXA
                                                Equitable annuity accumulation
                                                contracts with the same owner or
                                                annuitant does not apply.

              QP (Defined Benefit and Defined   Not available.
              Contribution) contracts

              See "Securities Indices" under    The Financial Select Sector SPDR
              "Structured Investment Option"    Fund is not available.
              in "Contract features and
              benefits"

              See "Segment Types" under         Choice Segments are not
              "Structured Investment Option"    available.
              in "Contract Features and
              Benefits"

              See "Disability, terminal         There is no 12 month waiting
              illness or confinement to         period following a contribution
              nursing home" in "Charges and     for the Six Month Life
              expenses" (For Series B           Expectancy Waiver. The
              contracts only)                   withdrawal charge can be waived
                                                even if the condition begins
                                                within 12 months of the
                                                remittance of the contribution.
---------------------------------------------------------------------------------
UTAH          See "Transfers of ownership,      Unless restricted for tax
              collateral assignments, loans or  purposes, your contract may be borrowing" in "More information"  assigned.
---------------------------------------------------------------------------------
VERMONT       QP (Defined Benefit and Defined   Not available.
              Contribution) contracts

              See "Securities Indices" under    The Financial Select Sector SPDR
              "Structured Investment Option"    Fund is not available.
              in "Contract features and
              benefits"

              See "Segment Types" under         Choice Segments are not
              "Structured Investment Option"    available.
              in "Contract Features and
              Benefits"
---------------------------------------------------------------------------------
WASHINGTON    QP (Defined Benefit and Defined   Not available.
              Contribution) contracts

              See "10% free withdrawal amount"  The 10% free withdrawal amount
              under "Withdrawal charge" in      applies to full surrenders.
              "Charges and expenses"

              See "Disability, terminal         The owner (or older joint owner,
              illness, or confinement to        if applicable) has qualified to
              nursing home" in "Charges and     receive Social Security
              expenses" (For Series B           disability benefits as certified
              contracts only)                   by the Social Security
                                                Administration or a statement
                                                from an independent U.S.
                                                licensed physician stating that
                                                the owner (or older joint owner,
                                                if applicable) meets the
                                                definition of total disability
                                                for at least 6 continuous months
                                                prior to the notice of claim.
                                                Such disability must be
                                                re-certified every 12 months.
---------------------------------------------------------------------------------

                                     II-8

APPENDIX II: STATE CONTRACT AVAILABILITY AND/OR VARIATIONS OF CERTAIN FEATURES
                                 AND BENEFITS

AXA Equitable Life Insurance Company

SUPPLEMENT DATED AUGUST 25, 2014, TO THE CURRENT PROSPECTUS FOR STRUCTURED
CAPITAL STRATEGIES(R) DATED MAY 1, 2014

--------------------------------------------------------------------------------

This Supplement modifies certain information in the above-referenced Prospectus
(the "Prospectus") offered by AXA Equitable Life Insurance Company ("AXA
Equitable"). You should read this Supplement in conjunction with your
Prospectus and retain it for future reference. This Supplement incorporates the
Prospectus by reference. Unless otherwise indicated, all other information included in your Prospectus remains unchanged. The terms we use in this
Supplement have the same meaning as in your Prospectus. We will send you another copy of any prospectus or supplement without charge upon request.
Please contact the customer service center referenced in your Prospectus.

The purpose of this Supplement is to provide you with information regarding
(i) the addition of a new index to the Structured Investment Option and
(ii) the availability of additional Segment Types that we refer to as Choice
Segments.

Accordingly, please note the following updates to the Prospectus effective on or about August 25, 2014:

1. THE FOLLOWING INDEX IS ADDED TO THE COVER PAGE OF THE PROSPECTUS:

----------------------------------------
 INDICES
----------------------------------------
  .   Financial Select Sector SPDR Fund
----------------------------------------

2. THE "DEFINITIONS OF KEY TERMS" SECTION OF THE PROSPECTUS CONTAINS THE
FOLLOWING CHANGES:

   (A)THE DEFINED TERMS BELOW ARE REPLACED IN THEIR ENTIRETY WITH THE FOLLOWING:

SEGMENT -- An investment option we establish with the Index, Segment Duration and Segment Buffer of a specific Segment Type, and for which we also specify a
Segment Maturity Date and Performance Cap Rate. We currently offer Standard
Segments and Choice Segments.

SEGMENT BUFFER -- The portion of any negative Index Performance Rate that we absorb on a Segment Maturity Date for a particular Segment. Any percentage decline in a Segment's Index Performance Rate in excess of the Segment Buffer reduces your Segment Maturity Value. We currently offer Segment Buffers of
-10%, -20% and -30% for Standard Segments and -10%, -15% and -25% for Choice
Segments.

SEGMENT RATE OF RETURN -- The rate of return earned by a Segment as calculated on the Segment Maturity Date. The Segment Rate of Return is calculated differently for Standard Segments and Choice Segments.

  .   FOR STANDARD SEGMENTS: If the Index Performance Rate is positive, then the Segment Rate of Return is a rate equal to the Index Performance Rate, but not more than the Performance Cap Rate. If the Index Performance Rate is negative, but declines by a percentage less than or equal to the
      Segment Buffer, then the Segment Rate of Return is 0%. If the Index
      Performance Rate is negative, and declines by more than the Segment
      Buffer, then the Segment Rate of Return is negative, but will not reflect the first -10%, -20% or -30% of downside performance, depending on the
      Segment Buffer applicable to that Segment.

  .   FOR CHOICE SEGMENTS. If the Index Performance Rate is equal to or exceeds the Performance Cap Rate, then the Segment Rate of Return is a rate equal to the Performance Cap Rate minus the Choice cost. If the Index
      Performance Rate is positive but less than the Performance Cap Rate, then the Segment Rate of Return is a rate equal to the greater of (a) the
      Index Performance Rate minus the Choice Cost and (b) zero. If the Index
      Performance Rate is negative, but declines by a percentage less than or equal to the Segment Buffer, then the Segment Rate of Return is zero. If the Index Performance Rate is negative, and declines by more than the
      Segment Buffer, then the Segment Rate of Return is negative, but will not reflect the first -10%, -15% or -25% of downside performance, depending on the Segment Buffer applicable to that Segment.

SEGMENT TYPE -- Comprises all Standard Segments or Choice Segments having the same Index, Segment Duration, and Segment Buffer. Each Segment Type has a
corresponding Segment Type Holding Account.

   (B)THE NEW DEFINED TERMS BELOW HAVE BEEN ADDED:

CHOICE COST -- a charge applicable to investments in Choice Segments only. The
Choice cost is an amount equal to 1% of the Segment Investment on the Segment
Start Date for each year of the Segment Duration. On the Segment Maturity Date, we deduct the Choice cost from the Index Performance Rate of a Choice Segment, but only if the Index Performance Rate is positive for that Segment.
Additionally, when we calculate the Segment Rate of Return, if the Index
Performance Rate is positive for a Choice Segment but less than the applicable
Choice cost, the amount of the Choice cost deducted will be the maximum amount that will not cause the Segment Maturity Value to be less than the Segment
Investment. The Segment Interim Value for a Choice Segment will reflect application of a portion of the Choice cost.

CHOICE SEGMENT -- any Segment belonging to a Segment Type whose name begins with "Choice". Where a Standard Segment and a Choice Segment are associated with the same Index, the Choice Segment will typically have a higher
Performance Cap Rate and/or a different Segment Buffer. Unlike Standard
Segments, Choice Segments are subject to application of the Choice cost.

STANDARD SEGMENT -- any Segment that is not a Choice Segment.

                   IM-01-14 (8/14)                                153050 (8/14)
                   SCS SUP/IF                                           #722119

3. THE "FEE TABLE" SECTION OF THE PROSPECTUS HAS BEEN UPDATED AS FOLLOWS:

   (A)THE "ADJUSTMENTS FOR EARLY SURRENDER OR WITHDRAWAL FROM A SEGMENT" TABLE
      IS REPLACED IN ITS ENTIRETY WITH THE FOLLOWING:

-------------------------------------------------------------------------------------------------------------------
                           ADJUSTMENTS FOR EARLY SURRENDER OR WITHDRAWAL FROM A SEGMENT
-------------------------------------------------------------------------------------------------------------------
 WHEN CALCULATION IS MADE                                   MAXIMUM AMOUNT THAT MAY BE LOST/(5)/
-------------------------------------------------------------------------------------------------------------------
                                          -10% BUFFER    -15% BUFFER    -20% BUFFER    -25% BUFFER    -30% BUFFER
-------------------------------------------------------------------------------------------------------------------
Segment Interim Value is applied on      90% of Segment 85% of Segment 80% of Segment 75% of Segment 70% of Segment
surrender or withdrawal from a Segment   Investment     Investment     Investment     Investment     Investment
prior to its Segment Maturity Date
-------------------------------------------------------------------------------------------------------------------

/(5)/The actual amount of the Interim Value Calculation is determined by a formula that depends on, among other things, the Segment Buffer and how the
Index has performed since the Segment Start Date, as discussed in detail under
"Appendix III" later in this Prospectus. The maximum loss would occur if there is a total distribution for a Segment with a -10%, -15%, -20%, -25% or -30%
buffer at a time when the Index price has declined to zero. If you surrender or cancel your contract, die or make a withdrawal from a Segment before the
Segment Maturity Date, the Segment Buffer will not necessarily apply to the extent it would on the Segment Maturity Date, any upside performance will be limited to a percentage lower than the Performance Cap Rate and, for Choice
Segments only, the Segment Interim Value will reflect the application of a portion of the Choice cost.

   (B)A NEW "CHARGES WE DEDUCT FROM YOUR INVESTMENT IN A CHOICE SEGMENT" TABLE
      IS ADDED AS FOLLOWS:

CHARGES WE DEDUCT FROM YOUR INVESTMENT IN A CHOICE SEGMENT

The Choice cost is applicable to Choice Segments only. The Choice cost is an amount equal to 1% of the Segment Investment for each year of the Segment
Duration.

----------------------------------------------------
 SEGMENT TYPE                            CHOICE COST
----------------------------------------------------
Choice Segments with 3-year Segment      3.00%
Duration
----------------------------------------------------
Choice Segments with 5-year Segment      5.00%
Duration
----------------------------------------------------

On the Segment Maturity Date, we deduct the Choice cost from the Index
Performance Rate of a Choice Segment, but only if the Index Performance Rate is positive for that Segment. Additionally, if the Index Performance Rate is positive for a Choice Segment but less than the applicable Choice cost, the
Choice cost deducted will be the maximum amount that will not cause the Segment
Maturity Value to be less than the Segment Investment./(6)/ The Segment Interim
Value for a Choice Segment will reflect the application of a portion of the
Choice cost, as described in more detail in Appendix III.

Please note that if, on a Segment Start Date, we determine that the Performance
Cap Rate for a Choice Segment will not exceed the Performance Cap Rate for a comparable Standard Segment (i.e., with the same Index, Segment Duration,
Segment Buffer and Segment Start Date) by an amount that is at least equal to the Choice cost, we will waive the Choice cost and declare a Performance Cap
Rate for the Choice Segment that is equal to the Performance Cap Rate for the
Standard Segment.

/(6)/For example, if you invested $1,000 in a Choice Segment with a 3-year
Segment Duration, your investment will be subject to a Choice cost of 3%.
However, if on the Segment Maturity Date the Index Performance Rate is 2%, the
Choice Cost deduction will be limited to 2% and your Segment Maturity Value will be equal to your $1,000 initial investment.

   (C)FOOTNOTE 4 IS REPLACED IN ITS ENTIRETY WITH THE FOLLOWING:

On a non-guaranteed basis, we may waive any portion of the contract fee as it applies to the EQ/Money Market variable investment option (including any amounts in the dollar cap averaging account) to the extent that the fee exceeds the income distributed by the underlying EQ/Money Market Portfolio. This waiver is limited to the contract fee, and it is not a fee waiver or performance guarantee for the underlying EQ/Money Market Portfolio. See "Contract fee" in
"Charges and expenses" later in this Prospectus.

   (D)THE THIRD PARAGRAPH IN THE "EXAMPLES" SECTION IS REPLACED IN ITS ENTIRETY
      WITH THE FOLLOWING TWO PARAGRAPHS:

The Dollar Cap Averaging Program is not covered by the fee table and examples.
While there is no fee for using the Dollar Cap Averaging Program, any applicable Contract fee amount and withdrawal charges do apply to amounts residing in the dollar cap averaging account.

You can find examples illustrating the Structured Investment Option under
"Structured Investment Option" in "Contract Features and Benefits." Withdrawal
charges, if any, also apply to the Structured Investment Option.

4. THE "RISK FACTORS" SECTION OF THE PROSPECTUS HAS BEEN UPDATED TO INCLUDE THE
FOLLOWING NEW RISK FACTORS:

  .   Standard Segment Types with greater protection tend to have lower
      Performance Cap Rates than other Standard Segment Types that use the same index and duration but provide less protection.

  .   Choice Segment Types with greater protection tend to have lower
      Performance Cap Rates than other Choice Segment Types that use the same index and duration but provide less protection.

  .   Your Segment Maturity Value is calculated based on the change in price of the Index between the Segment Start Date and the Segment Maturity Date,
      subject to application of the Performance Cap Rate, the Segment Buffer and (for Choice Segments only) the Choice cost. Your Segment Maturity
      Value is not affected by the price of the Index on any date between the
      Segment Start Date and the Segment Maturity Date.

  .   If you invest in a Segment that provides performance tied to the performance of the Financial Select Sector SPDR Fund, you should consider the following:

      -- The performance of the Financial Select Sector SPDR Fund may not replicate the performance of, and may underperform the Financial
         Select Sector Index (the "underlying index"). The price of the
         Financial Select Sector SPDR Fund will reflect expenses and fees that will reduce its relative performance. Moreover, it is also possible that the Financial Select Sector SPDR Fund may not fully replicate or may, in certain circumstances, diverge significantly from the performance of the underlying index. Because the return on your
         Segment Investment (subject to the Performance Cap and downside
         Segment Buffer protection) is linked to the performance of the
         Financial Select Sector SPDR Fund and not the underlying index, the return on your Segment Investment may be less than that of an alternative investment linked directly to the underlying index or the components of the underlying index.

      -- The investment objective and strategies of the Financial Select Sector
         SPDR Fund are potentially subject to change.

      -- There are risks associated with the financial services sector. The
         Financial Select Sector SPDR(R) Fund invests in companies that operate in the financial services sector. Developments affecting the financial and capital markets may negatively impact the companies operating in these markets.

  .   Investments in Choice Segments are subject to application of the Choice cost. As a result:

      -- The Segment Rate of Return for a Choice Segment will always be less than (a) the Performance Cap Rate and (b) the Index Performance Rate,
         if positive, for that Segment.

      -- The Segment Rate of Return for a Choice Segment may be less than the
         Segment Rate of Return for a Standard Segment based on the same Index,
         Segment Buffer and Segment Duration. This will occur if the applicable
         Index Performance Rate is positive but less than the sum of (a) the
         Performance Cap Rate for the Standard Segment and (b) the Choice cost.

      -- The Segment Interim Value for a Choice Segment may be less than the
         Segment Interim Value for a Standard Segment based on the same Index,
         Segment Buffer and Segment Duration. This could occur if the performance of the applicable Index through the date of calculation of the Segment Interim Value is less than the sum of (a) the prorated
         Performance Cap Rate for the Standard Segment and (b) the applicable
         Choice cost amount. See Appendix II for more information about how the
         Choice cost is built in to the Segment Interim Value calculation for
         Choice Segments.

5. THE "SEGMENT TYPES" SUBSECTION OF THE "CONTRACT FEATURES AND BENEFITS"
SECTION OF THE PROSPECTUS IS REPLACED IN ITS ENTIRETY WITH THE FOLLOWING:

SEGMENT TYPES

You can invest in Standard Segment Types and Choice Segment Types. We currently offer a total of 27 Segment Types, of which 25 are offered under Series B contracts and 21 are offered under Series C and Series ADV contracts. Not all
Choice Segment Types are available for each Series. We intend to offer each
Segment Type each month, with a Segment Start Date which is generally the second Segment Business Day occurring after the 13th of the month. We are not obligated to offer any one particular Segment Type. Also, we are not obligated to offer any Segment Types. Each investment in a Segment Type that starts on a particular Segment Start Date is referred to as a Segment.

A Segment Type refers to all Standard Segments or Choice Segments that have the same Index, Segment Duration, and Segment Buffer. Each Segment Type has a
corresponding Segment Type Holding Account. Please refer to the "Definitions of key terms" section earlier in this Prospectus for a discussion of these terms.

--------------------------------------------------------------------------------
CHOICE COST -- A CHARGE APPLICABLE TO INVESTMENTS IN CHOICE SEGMENTS ONLY. THE
CHOICE COST IS AN AMOUNT EQUAL TO 1% OF THE SEGMENT INVESTMENT ON THE SEGMENT
START DATE FOR EACH YEAR OF THE SEGMENT DURATION. ON THE SEGMENT MATURITY DATE,
WE DEDUCT THE CHOICE COST FROM THE INDEX PERFORMANCE RATE OF A CHOICE SEGMENT,
BUT ONLY IF THE INDEX PERFORMANCE RATE IS POSITIVE FOR THAT SEGMENT.
ADDITIONALLY, WHEN WE CALCULATE THE SEGMENT RATE OF RETURN, IF THE INDEX
PERFORMANCE RATE IS POSITIVE FOR A CHOICE SEGMENT BUT LESS THAN THE APPLICABLE
CHOICE COST, THE AMOUNT OF THE CHOICE COST DEDUCTED WILL BE THE MAXIMUM AMOUNT
THAT WILL NOT CAUSE THE SEGMENT MATURITY VALUE TO BE LESS THAN THE SEGMENT
INVESTMENT. THE SEGMENT INTERIM VALUE FOR A CHOICE SEGMENT WILL REFLECT
APPLICATION OF A PORTION OF THE CHOICE COST.
CHOICE SEGMENT -- ANY SEGMENT BELONGING TO A SEGMENT TYPE WHOSE NAME BEGINS
WITH "CHOICE". WHERE A STANDARD SEGMENT AND A CHOICE SEGMENT ARE ASSOCIATED
WITH THE SAME INDEX, THE CHOICE SEGMENT WILL TYPICALLY HAVE A HIGHER
PERFORMANCE CAP RATE AND/OR A DIFFERENT SEGMENT BUFFER. UNLIKE STANDARD
SEGMENTS, CHOICE SEGMENTS ARE SUBJECT TO APPLICATION OF THE CHOICE COST.

--------------------------------------------------------------------------------
Choice Segments provide you access to higher Performance Cap Rates and potentially greater Segment Rates of Return than comparable Standard Segments.
Each Choice Segment Type has an associated Choice cost.

--------------------------------------------------------------------------------
SEGMENT BUSINESS DAY -- A BUSINESS DAY THAT ALL INDICES UNDERLYING AVAILABLE
SEGMENTS ARE SCHEDULED TO BE OPEN AND TO PUBLISH PRICES. A SCHEDULED HOLIDAY
FOR ANY ONE INDEX DISQUALIFIES THAT DAY FROM BEING SCHEDULED AS A SEGMENT
BUSINESS DAY FOR ALL SEGMENTS. WE USE SEGMENT BUSINESS DAYS IN THIS MANNER SO
THAT, BASED ON PUBLISHED HOLIDAY SCHEDULES, WE MATURE ALL SEGMENTS ON THE SAME
DAY AND START ALL NEW SEGMENTS ON A SUBSEQUENT DAY. THIS DESIGN, AMONG OTHER
THINGS, FACILITATES THE ROLL OVER OF MATURING SEGMENT INVESTMENTS INTO NEW
SEGMENTS. IT IS POSSIBLE THAT DUE TO EMERGENCY CONDITIONS, AN INDEX CANNOT
PROVIDE A PRICE ON A DAY THAT WAS SCHEDULED TO BE A SEGMENT BUSINESS DAY. THESE
UNFORESEEN EVENTS CAN HAVE TWO RESULTS. (1) IF THE NYSE EXPERIENCES AN
EMERGENCY CLOSE AND CANNOT PUBLISH A PRICE, WE CANNOT MATURE OR START ANY
SEGMENTS FOR ANY INDEX. (2) IF ANY INDEX OTHER THAN THE NYSE EXPERIENCES AN
EMERGENCY CLOSE AND CANNOT PUBLISH A PRICE, WE WILL MATURE OR START SEGMENTS
FOR ALL UNAFFECTED INDICES.
SEGMENT DURATION -- THE PERIOD FROM THE SEGMENT START DATE TO THE SEGMENT
MATURITY DATE. WE CURRENTLY OFFER SEGMENT DURATIONS OF 1 YEAR, 3 YEARS OR 5
YEARS.
SEGMENT BUFFER -- THE PORTION OF ANY NEGATIVE INDEX PERFORMANCE RATE THAT WE
ABSORB ON A SEGMENT MATURITY DATE FOR A PARTICULAR SEGMENT. ANY PERCENTAGE
DECLINE IN A SEGMENT'S INDEX PERFORMANCE RATE IN EXCESS OF THE SEGMENT BUFFER
REDUCES YOUR SEGMENT MATURITY VALUE. WE CURRENTLY OFFER SEGMENT BUFFERS OF
-10%, -20% AND -30% FOR STANDARD SEGMENTS AND -10%, -15% AND -25% FOR CHOICE
SEGMENTS.
--------------------------------------------------------------------------------

The following chart lists the current Standard Segment Types:

------------------------------------------------------------------------------------------------------
            INDEX                    SEGMENT DURATION                     SEGMENT BUFFER
------------------------------------------------------------------------------------------------------
S&P 500 Price Return Index                1 year                               -10%
------------------------------------------------------------------------------------------------------
Russell 2000(R) Price Return              1 year                               -10%
Index
------------------------------------------------------------------------------------------------------
NASDAQ-100 Price Return Index             1 year                               -10%
------------------------------------------------------------------------------------------------------
MSCI EAFE Price Return Index              1 year                               -10%
------------------------------------------------------------------------------------------------------
MSCI Emerging Markets Price               1 year                               -10%
Return Index
------------------------------------------------------------------------------------------------------
Financial Select Sector SPDR              1 year                               -10%
Fund
------------------------------------------------------------------------------------------------------
iShares(R) Dow Jones U.S.                 1 year                               -10%
Real Estate Index Fund
------------------------------------------------------------------------------------------------------
Gold Index                                1 year                               -10%
------------------------------------------------------------------------------------------------------
Oil Index                                 1 year                               -10%
------------------------------------------------------------------------------------------------------
S&P 500 Price Return Index                3 year                            -10%; -20%
------------------------------------------------------------------------------------------------------
Russell 2000(R) Price Return              3 year                            -10%; -20%
Index
------------------------------------------------------------------------------------------------------
S&P 500 Price Return Index                5 year                         -10%; -20%; -30%
------------------------------------------------------------------------------------------------------
Russell 2000(R) Price Return              5 year                         -10%; -20%; -30%
Index
------------------------------------------------------------------------------------------------------

The following chart lists the current Choice Segment Types:

--------------------------------------------------------------------------------------------------------------------------
                 INDEX                              SEGMENT DURATION                          SEGMENT BUFFER
--------------------------------------------------------------------------------------------------------------------------
Choice S&P 500 Price Return Index                        3 year                                    -10%
--------------------------------------------------------------------------------------------------------------------------
Choice Russell 2000 Price Return Index                   3 year                                    -10%
--------------------------------------------------------------------------------------------------------------------------
Choice S&P 500 Price Return Index                        5 year                              -10%; -15%; -25%
--------------------------------------------------------------------------------------------------------------------------
Choice Russell 2000 Price Return Index                   5 year                              -10%; -15%; -25%
--------------------------------------------------------------------------------------------------------------------------

ON A SEGMENT MATURITY DATE, THE HIGHEST LEVEL OF PROTECTION IS THE -30% SEGMENT
BUFFER (FOR CHOICE SEGMENTS, THE -25% SEGMENT BUFFER) AND LOWEST LEVEL OF
PROTECTION IS THE -10% SEGMENT BUFFER.

The Indices are described in more detail below, under the heading "Indices."

Each Standard Segment and Choice Segment has a Performance Cap Rate that we set on the Segment Start Date. See "Performance Cap Rate" below.

STANDARD SEGMENT EXAMPLE: For the S&P 500 Price Return Index/5 year/-20%
Segment Type, a Segment could be established as S&P 500 Price Return Index/5 year/-20% with a 30% Performance Cap Rate declared on the Segment Start Date.
This means that you will participate in the performance of the S&P 500 Price
Return Index for five years starting from the Segment Start Date. If the Index performs positively during this period, your Segment Rate of Return could be as much as 30% for that Segment Duration. If the Index performs negatively during this period, at maturity you will be protected from the first 20% of the
Index's decline. If the Index performance is between -20% and 0%, your Segment
Return Amount on the Segment Maturity Date will equal your Segment Investment.

CHOICE SEGMENT EXAMPLE: For the Choice S&P 500 Price Return Index/5 year/-10%
Segment Type, a Segment could be established as Choice S&P 500 Price Return
Index/5 year/-10% with a 65% Performance Cap Rate declared on the Segment Start
Date. This means that you will participate in the performance of the S&P 500
Price Return Index for five years starting from the Segment Start Date. If the
Index performs positively during this period, your Segment Rate of Return could be as much as 60% for that Segment Duration (65% less the 5% Choice cost). If the Index performs negatively during this period, at maturity you will be protected from the first 10% of the Index's decline. If the Index performance is between -10% and 0%, your Segment Return Amount on the Segment Maturity Date will equal your Segment Investment. Similarly, if the Index performance is between 0% and 5%, then, after deduction of the Choice cost, your Segment
Return Amount on the Segment Maturity Date will equal your Segment Investment.

PLEASE NOTE THE FOLLOWING:

..   STANDARD SEGMENT TYPES WITH GREATER PROTECTION TEND TO HAVE LOWER
    PERFORMANCE CAP RATES THAN OTHER STANDARD SEGMENT TYPES THAT USE THE SAME
    INDEX AND DURATION BUT PROVIDE LESS PROTECTION.

..   CHOICE SEGMENT TYPES WITH GREATER PROTECTION TEND TO HAVE LOWER PERFORMANCE
    CAP RATES THAN OTHER CHOICE SEGMENT TYPES THAT USE THE SAME INDEX AND
    DURATION BUT PROVIDE LESS PROTECTION.

..   CHOICE SEGMENTS ARE SUBJECT TO DEDUCTION OF THE CHOICE COST. AS A RESULT,
    THE SEGMENT RATE OF RETURN FOR A CHOICE SEGMENT WILL ALWAYS BE LESS THAN
    (A) THE PERFORMANCE CAP RATE AND (B) THE INDEX PERFORMANCE RATE, IF
    POSITIVE, FOR THAT SEGMENT.

..   DEPENDING ON MARKET PERFORMANCE, IT IS POSSIBLE THAT THE SEGMENT RATE OF
    RETURN FOR A STANDARD SEGMENT MAY BE HIGHER THAN THAT FOR A CHOICE SEGMENT
    THAT USES THE SAME INDEX, DURATION AND SEGMENT BUFFER. THIS WILL OCCUR IF
    THE INDEX PERFORMANCE RATE APPLICABLE TO THESE SEGMENTS DOES NOT EXCEED THE
    PERFORMANCE CAP RATE SET FOR THE STANDARD SEGMENT BY MORE THAN THE CHOICE
    COST.

..   DEDUCTION OF THE CHOICE COST ON THE SEGMENT MATURITY DATE FOR A CHOICE
    SEGMENT WILL NEVER CAUSE YOU TO LOSE PRINCIPAL. IF THE INDEX PERFORMANCE
    RATE FOR A CHOICE SEGMENT IS POSITIVE BUT LESS THAN THE APPLICABLE CHOICE
    COST, THE AMOUNT OF THE CHOICE COST DEDUCTED WILL NOT CAUSE YOUR SEGMENT
    MATURITY VALUE TO BE LESS THAN YOUR SEGMENT INVESTMENT.

..   IF, ON A SEGMENT START DATE, WE DETERMINE THAT THE PERFORMANCE CAP RATE FOR
    A CHOICE SEGMENT WILL NOT EXCEED THE PERFORMANCE CAP RATE FOR A COMPARABLE
    STANDARD SEGMENT (I.E., WITH THE SAME INDEX, SEGMENT DURATION, SEGMENT
    BUFFER AND SEGMENT START DATE) BY AN AMOUNT THAT IS AT LEAST EQUAL TO THE
    CHOICE COST, WE WILL WAIVE THE CHOICE COST AND DECLARE A PERFORMANCE CAP
    RATE FOR THE CHOICE SEGMENT THAT IS EQUAL TO THE PERFORMANCE CAP RATE FOR
    THE STANDARD SEGMENT.

--------------------------------------------------------------------------------
PERFORMANCE CAP RATE -- THE HIGHEST SEGMENT RATE OF RETURN THAT CAN BE CREDITED
ON A SEGMENT MATURITY DATE. THE PERFORMANCE CAP RATE IS NOT AN ANNUAL RATE OF
RETURN.
INDEX PERFORMANCE RATE -- FOR A SEGMENT, THE PERCENTAGE CHANGE IN THE VALUE OF
THE RELATED INDEX FROM THE SEGMENT START DATE TO THE SEGMENT MATURITY DATE. THE
INDEX PERFORMANCE RATE MAY BE POSITIVE OR NEGATIVE.
PERFORMANCE CAP THRESHOLD -- A MINIMUM RATE YOU MAY SPECIFY AS A PARTICIPATION
REQUIREMENT THAT THE PERFORMANCE CAP RATE FOR A NEW SEGMENT MUST EQUAL OR
EXCEED IN ORDER FOR AMOUNTS TO BE TRANSFERRED FROM A SEGMENT TYPE HOLDING
ACCOUNT INTO A NEW SEGMENT.
--------------------------------------------------------------------------------

BOTH THE PERFORMANCE CAP RATE AND THE SEGMENT RATE OF RETURN ARE RATES OF
RETURN FROM THE SEGMENT START DATE TO THE SEGMENT MATURITY DATE, NOT ANNUAL
RATES OF RETURN, EVEN IF THE SEGMENT DURATION IS LONGER THAN ONE YEAR.
THEREFORE THE INDEX PERFORMANCE RATE AND THE PERFORMANCE CAP THRESHOLD ARE ALSO
NOT ANNUAL RATES. The performance of the Index, the Performance Cap Rate and the Segment Buffer are all measured from the Segment Start Date to the Segment
Maturity Date, and the Performance Cap Rate and Segment Buffer apply if you hold the Segment until the Segment Maturity Date. If you surrender or cancel your contract, die or make a withdrawal from a Segment before the Segment
Maturity Date, the Segment Buffer will not necessarily apply to the extent it would on the Segment Maturity Date, and any upside performance will be limited to a percentage lower than the Performance Cap Rate. Please see "Your contract's value in the Structured Investment Option" in "Determining your contract's value" later in this Prospectus. A partial withdrawal from a Segment does not affect the Performance Cap Rate and Segment Buffer that apply to any remaining amounts that are held in the Segment through the Segment Maturity
Date.

We reserve the right to offer any or all Segment Types less frequently than monthly or to stop offering any or all of them or to suspend offering any or all of them temporarily. Please see "Suspension, termination and changes to
Segment Types" later in this section. All Segment Types may not be available in all states. We may also add Segment Types in the future.

The total number of Segments and Segment Type Holding Accounts that may be active on a contract at any time is 70.

6. THE FOLLOWING PARAGRAPH IS ADDED TO THE "SECURITIES INDICES" SUBSECTION OF
THE "CONTRACT FEATURES AND BENEFITS" SECTION OF THE PROSPECTUS:

FINANCIAL SELECT SECTOR SPDR(R) FUND. The Financial Select Sector SPDR(R) Fund,
before expenses, seeks to closely match the returns and characteristics of the
Financial Select Sector Index, which is the underlying index. The underlying index seeks to provide an effective representation of the financial sector of the S&P 500 Index, and includes companies from the following industries:
commercial banks, capital markets, diversified financial services, insurance and real estate. Because the return on your Segment Investment (subject to the
Performance Cap and downside Segment Buffer protection) is linked to the performance of the Financial Select Sector SPDR(R) Fund and not the underlying index, the return on your Segment Investment may be less than that of an alternative investment linked directly to the underlying index or the components of the underlying index. The investment performance of the Financial
Select Sector SPDR(R) Fund Segment is only based on the closing share price of the Fund. The Financial Select Sector SPDR(R) Fund Segment does not include dividends and other distributions declared by the Fund.

7. THE "SEGMENT PARTICIPATION REQUIREMENTS" SUBSECTION OF THE "CONTRACT
FEATURES AND BENEFITS" SECTION OF THE PROSPECTUS HAS BEEN UPDATED AS FOLLOWS:

   (A)THE FOLLOWING NEW PARAGRAPH IS ADDED:

The Performance Cap Threshold operates in the same manner for Standard Segments and Choice Segments. When determining whether the Performance Cap Threshold for a Choice Segment has been satisfied, we do not take into account the Choice cost associated with that Segment.

   (B)THE THIRD-TO-LAST-PARAGRAPH IS REPLACED IN ITS ENTIRETY WITH THE
      FOLLOWING:

If you specify a Performance Cap Threshold, the time period for which it will remain in effect depends on when your Structured Capital Strategies(R) contract was issued:

  .   For contracts issued prior to August 25, 2014, a Performance Cap
      Threshold will remain in effect until the later of 90 days after we receive your election and the date amounts in the Segment Type Holding
      Account are transferred into a Segment. If you specify a Performance Cap
      Threshold on the required form in connection with your application, the
      90 days will be measured from your contract date.

  .   For contracts issued on or after August 25, 2014, a Performance Cap
      Threshold will remain in effect until the day after the third scheduled
      Segment Start Date following your Performance Cap Threshold election.
      This means that if the declared Performance Cap Rate for a Segment has not matched or exceeded your Performance Cap Threshold on any of the three scheduled Segment Start Dates following your election, any amounts in the applicable Segment Type Holding Account (including any funds transferred to that holding account after your election) on the business day immediately preceding the fourth scheduled Segment Start Date after your election will be transferred into the Segment created on that
      Segment Start Date, unless you renew the Performance Cap Threshold prior to that date.

      In addition, if your Performance Cap Threshold was satisfied on the first or second scheduled Segment Start Date following your election and amounts in the applicable Segment Type Holding Account were transferred into a Segment, the Performance Cap Threshold will continue to apply to any amounts you subsequently transfer into that Segment Type Holding
      Account until the day after the third scheduled Segment Start Date following your election. A "scheduled Segment Start Date" includes any date on which a Segment would have started had not the associated Segment
      Type been suspended as of that date. A suspension of the Segment Type will not extend the Performance Cap Threshold effective-through date.

8. THE "SEGMENT MATURITY VALUE" SUBSECTION OF THE "CONTRACT FEATURES AND
BENEFITS" SECTION OF THE PROSPECTUS IS REPLACED IN ITS ENTIRETY WITH THE
FOLLOWING:

SEGMENT MATURITY VALUE

On the Segment Maturity Date, we calculate your Segment Maturity Value using your Segment Investment and the Segment Rate of Return.

For Standard Segments, the Segment Rate of Return is equal to the Index
Performance Rate, subject to the Performance Cap Rate and Segment Buffer, as follows:

-------------------------------------------------------------
                               YOUR SEGMENT RATE OF RETURN
IF THE INDEX PERFORMANCE RATE: WILL BE:
-------------------------------------------------------------
exceeds the Performance Cap    positive, equal to the
Rate                           Performance Cap Rate
-------------------------------------------------------------
is positive but less than the  positive, equal to the Index
Performance Cap Rate           Performance Rate
-------------------------------------------------------------
is flat or negative by a       equal to 0%
percentage equal to or less
than the Segment Buffer
-------------------------------------------------------------
is negative by a percentage    negative, to the extent of
greater than the Segment       the percentage exceeding the
Buffer                         Segment Buffer
-------------------------------------------------------------

For Choice Segments, the Segment Rate of Return is equal to the Index
Performance Rate, subject to the Performance Cap Rate, Segment Buffer and application of the Choice cost, as follows:

-------------------------------------------------------------
                               YOUR SEGMENT RATE OF RETURN
IF THE INDEX PERFORMANCE RATE: WILL BE:
-------------------------------------------------------------
exceeds the Performance Cap    positive, equal to the
Rate                           Performance Cap Rate less the
                               Choice cost
-------------------------------------------------------------
is positive and exceeds the    positive, equal to the Index
Choice cost but is less than   Performance Rate less the
the Performance Cap Rate       Choice cost
-------------------------------------------------------------
is positive but does not       equal to 0%
exceed the Choice cost
-------------------------------------------------------------
is flat or negative by a       equal to 0%
percentage equal to or less
than the Segment Buffer
-------------------------------------------------------------
Is negative by a percentage    negative, to the extent of
greater than the Segment       the percentage exceeding the
Buffer                         Segment Buffer
-------------------------------------------------------------

Your Segment Maturity Value is calculated as follows:

We multiply your Segment Investment by your Segment Rate of Return to get your
Segment Return Amount. Your Segment Maturity Value is equal to your Segment
Investment plus or minus your Segment Return Amount. Your Segment Return Amount may be negative, in which case your Segment Maturity Value will be less than your Segment Investment. All of these values are based on the value of the relevant Index on the Segment Start Date and the Segment Maturity Date. Any
fluctuations in the value of the Index between those dates is ignored in calculating the Segment Maturity Value.

STANDARD SEGMENT EXAMPLES

Assume that you invest $1,000 in an S&P 500 Price Return Index, 5-year Segment with a -20% Segment Buffer, we set the Performance Cap Rate for that Segment at
30%, and you make no withdrawal from the Segment. If the S&P 500 Price Return
Index is 35% higher on the Segment Maturity Date than on the Segment Start
Date, you will receive a 30% Segment Rate of Return, and your Segment Maturity
Value would be $1,300. We reach that amount as follows:

..   The Index Performance Rate (35%) is greater than the Performance Cap Rate
    (30%), so the Segment Rate of Return (30%) is equal to the Performance Cap
    Rate.

..   The Segment Return Amount ($300) is equal to the product of the Segment
    Investment ($1,000) multiplied by the Segment Rate of Return (30%).

..   The Segment Maturity Value ($1,300) is equal to the Segment Investment
    ($1,000) plus the Segment Return Amount ($300).

If the S&P Price Return Index is only 26% higher on the Segment Maturity Date than on the Segment Start Date, then you will receive a 26% Segment Rate of
Return, and your Segment Maturity Value would be $1,260. We reach that amount as follows:

..   The Index Performance Rate (26%) is less than the Performance Cap Rate
    (30%), so the Segment Rate of Return (26%) is equal to the Index
    Performance Rate.

..   The Segment Return Amount ($260) is equal to the product of the Segment
    Investment ($1,000) multiplied by the Segment Rate of Return (26%).

..   The Segment Maturity Value ($1,260) is equal to the Segment Investment
    ($1,000) plus the Segment Return Amount ($260).

If the S&P Price Return Index is 10% lower on the Segment Maturity Date than on the Segment Start Date, then you will receive a 0% Segment Rate of Return, and your Segment Maturity Value would be $1,000. We reach that amount as follows:

..   The Index Performance Rate is -10% and the Segment Buffer absorbs the first
    20% of negative performance, so the Segment Rate of Return is 0%.

..   The Segment Return Amount ($0) is equal to the product of the Segment
    Investment ($1,000) multiplied by the Segment Rate of Return (0%).

..   The Segment Maturity Value ($1,000) is equal to the Segment Investment
    ($1,000) plus the Segment Return Amount ($0).

If the S&P Price Return Index is 30% lower on the Segment Maturity Date than on the Segment Start Date, then you will receive a -10% Segment Rate of Return, and your Segment Maturity Value would be $900. We reach that amount as follows:

..   The Index Performance Rate is -30% and the Segment Buffer absorbs the first
    20% of negative performance, so the Segment Rate of Return is -10%.

..   The Segment Return Amount (-$100) is equal to the product of the Segment
    Investment ($1,000) multiplied by the Segment Rate of Return (-10%).

..   The Segment Maturity Value ($900) is equal to the Segment Investment
    ($1,000) plus the Segment Return Amount (-$100).

CHOICE SEGMENT EXAMPLES

Assume that you invest $1,000 in a Choice S&P 500 Price Return Index, 5-year
Segment with a -10% Segment Buffer and 5% Choice cost, we set the Performance
Cap Rate for that Segment at 65%, and you make no withdrawal from the Segment.
If the S&P 500 Price Return Index is 70% higher on the Segment Maturity Date than on the Segment Start Date, you will receive a 60% Segment Rate of Return, and your Segment Maturity Value would be $1,600. We reach that amount as follows:

..   The Index Performance Rate (70%) is greater than the Performance Cap Rate
    (65%), so the Segment Rate of Return (60%) is equal to the Performance Cap
    Rate less the Choice cost (5%).

..   The Segment Return Amount ($600) is equal to the product of the Segment
    Investment ($1,000) multiplied by the Segment Rate of Return (60%).

..   The Segment Maturity Value ($1,600) is equal to the Segment Investment
    ($1,000) plus the Segment Return Amount ($600).

If the S&P Price Return Index is only 50% higher on the Segment Maturity Date than on the Segment Start Date, then you will receive a 45% Segment Rate of
Return, and your Segment Maturity Value would be $1,450. We reach that amount as follows:

..   The Index Performance Rate (50%) is less than the Performance Cap Rate
    (65%), so the Segment Rate of Return (45%) is equal to the Index
    Performance Rate less the Choice cost (5%).

..   The Segment Return Amount ($450) is equal to the product of the Segment
    Investment ($1,000) multiplied by the Segment Rate of Return (45%).

..   The Segment Maturity Value ($1,450) is equal to the Segment Investment
    ($1,000) plus the Segment Return Amount ($450).

If the S&P Price Return Index is only 2% higher on the Segment Maturity Date than on the Segment Start Date, then you will receive a 0% Segment Rate of
Return, and your Segment Maturity Value would be equal to your initial Segment
Investment of $1,000. We reach that amount as follows:

..   The Index Performance Rate (2%) is less than both the Performance Cap Rate
    (65%) and the Choice cost (5%), so the Segment Rate of Return (0%) is equal to the Index Performance Rate less the Choice cost (amount deducted is reduced to 2%).

..   The Segment Return Amount ($0) is equal to the product of the Segment
    Investment ($1,000) multiplied by the Segment Rate of Return (0%).

..   The Segment Maturity Value ($1,000) is equal to the Segment Investment
    ($1,000) plus the Segment Return Amount ($0).

If the S&P Price Return Index is 5% lower on the Segment Maturity Date than on the Segment Start Date, then you will receive a 0% Segment Rate of Return, and your Segment Maturity Value would be $1,000. We reach that amount as follows:

..   The Index Performance Rate is -5% and the Segment Buffer absorbs the first
    10% of negative performance, so the Segment Rate of Return is 0% (there is no Choice cost deduction).

..   The Segment Return Amount ($0) is equal to the product of the Segment
    Investment ($1,000) multiplied by the Segment Rate of Return (0%).

..   The Segment Maturity Value ($1,000) is equal to the Segment Investment
    ($1,000) plus the Segment Return Amount ($0).

If the S&P Price Return Index is 30% lower on the Segment Maturity Date than on the Segment Start Date, then you will receive a -20% Segment Rate of Return, and your Segment Maturity Value would be $800. We reach that amount as follows:

..   The Index Performance Rate is -30% and the Segment Buffer absorbs the first
    10% of negative performance, so the Segment Rate of Return is -20% (there is no Choice cost deduction).

..   The Segment Return Amount (-$200) is equal to the product of the Segment
    Investment ($1,000) multiplied by the Segment Rate of Return (-20%).

..   The Segment Maturity Value ($800) is equal to the Segment Investment
    ($1,000) plus the Segment Return Amount (-$200).

9. THE SECOND-TO-LAST PARAGRAPH OF THE "HOW WITHDRAWALS ARE TAKEN FROM YOUR
ACCOUNT VALUE" SUBSECTION OF THE "ACCESSING YOUR MONEY" SECTION OF THE
PROSPECTUS IS REPLACED IN ITS ENTIRETY WITH THE FOLLOWING:

You can request, in advance of your Segment Maturity Date, a withdrawal of your
Segment Maturity Value on the Segment Maturity Date, which is not subject to the restrictions described above regarding the need to withdraw amounts in variable investment options and Segment Type Holding Accounts before withdrawing amounts from Segments. We will only accept a request to withdraw your Segment Maturity Value if you submit the request within 12 months of the
Segment Maturity Date.

10. THE FOLLOWING PARAGRAPH IS ADDED TO THE "CHARGES THAT AXA EQUITABLE
DEDUCTS" SUBSECTION OF THE "CHARGES AND EXPENSES" SECTION OF THE PROSPECTUS:

CHOICE COST

This charge is applicable to investments in Choice Segments only. The Choice cost is an amount equal to 1% of the Segment Investment for each year of the
Segment Duration. On the Segment Maturity Date, we deduct the Choice cost from the Index Performance Rate of a Choice Segment, but only if the Index
Performance Rate is positive for that Segment. Additionally, if the Index
Performance Rate is positive for a Choice Segment but less than the applicable
Choice cost, the amount of the Choice cost deducted will be the maximum amount that will not cause the Segment Maturity Value to be less than the Segment
Investment. The Segment Interim Value for a Choice Segment will reflect application of a portion of the Choice cost, as described in more detail in
Appendix III.

11. THE "STATE CONTRACT AVAILABILITY AND/OR VARIATIONS OF CERTAIN FEATURES AND
BENEFITS" APPENDIX TO THE PROSPECTUS IS REPLACED IN ITS ENTIRETY WITH THE
FOLLOWING:

APPENDIX II: STATE CONTRACT AVAILABILITY AND/OR VARIATIONS OF CERTAIN FEATURES
AND BENEFITS

The following information is a summary of the states where the Structured
Capital Strategies(R) contracts or certain features and/or benefits are either not available as of the date of this Prospectus or vary from the contract's features and benefits as previously described in this Prospectus. Certain features and/or benefits may have been approved in your state after your contract was issued and cannot be added. Please contact your financial professional for more information about availability in your state.

STATES WHERE CERTAIN STRUCTURED CAPITAL STRATEGIES(R) FEATURES AND/OR BENEFITS
ARE NOT AVAILABLE OR VARY:

-------------------------------------------------------------------------------
 STATE      FEATURES AND BENEFITS             AVAILABILITY OR VARIATION
-------------------------------------------------------------------------------
ALASKA      Series B, Series C, and Series    Not available.
            ADV contracts
-------------------------------------------------------------------------------
ARIZONA     See "Your right to cancel within  If you reside in the state of
            a certain number of days" in      Arizona and you purchased your
            "Contract features and benefits"  contract as a replacement for a different variable annuity
                                              contract or you are age 65 or
                                              older at the time the contract
                                              is issued, you may return your
                                              variable annuity contract within
                                              30 days from the date you
                                              receive it and receive a refund
                                              of account value. This is also
                                              referred to as the "free look"
                                              period.
-------------------------------------------------------------------------------
CALIFORNIA  See "We require that the          You are not required to use our
            following types of                forms when making a transaction
            communications be on specific     request. If a written request
            forms we provide for that         contains all the information
            purpose" in "How to reach us"     required to process the request,
                                              we will honor it.

            See "Contract features and        If you reside in California and
            benefits" -- "Your right to       you are age 60 or older at the
            cancel within a certain number    time the contract is issued, you
            of days"                          may return your variable annuity
                                              contract within 30 days from the
                                              date that you receive it and
                                              receive a refund as described
                                              below.
-------------------------------------------------------------------------------

--------------------------------------------------------------------------------
 STATE       FEATURES AND BENEFITS             AVAILABILITY OR VARIATION
--------------------------------------------------------------------------------
CALIFORNIA                                     If you allocate your entire
(CONTINUED)                                    initial contribution to the
                                               EQ/Money Market option, the
                                               amount of your refund will be
                                               equal to your contribution,
                                               unless you make a transfer, in
                                               which case the amount of your
                                               refund will be equal to your
                                               account value on the date we
                                               receive your request to cancel
                                               at our processing office. This
                                               amount could be less than your
                                               initial contribution. If you
                                               allocate any portion of your
                                               initial contribution to the
                                               variable investment options
                                               (other than the EQ/Money Market
                                               option), your refund will be
                                               equal to your account value on
                                               the date we receive your request
                                               to cancel at our processing
                                               office.

                                               "RETURN OF CONTRIBUTION" FREE
                                               LOOK TREATMENT AVAILABLE THROUGH
                                               CERTAIN SELLING BROKERS-DEALERS

                                               Certain selling broker-dealers
                                               offer an allocation method
                                               designed to preserve your right
                                               to a return of your contribu-
                                               tions during the free look
                                               period. At the time of
                                               application, you will instruct
                                               your financial professional as
                                               to how your initial contribution
                                               and any subsequent contributions
                                               should be treated for the
                                               purpose of maintaining your free
                                               look right under the contract.
                                               Please consult your financial
                                               professional to learn more about
                                               the availability of "return of
                                               contribution" free look
                                               treatment.

                                               If you choose "return of
                                               contribution" free look
                                               treatment of your contract, we
                                               will allocate your entire
                                               contribution and any subsequent
                                               contributions made during the 40
                                               day period following the
                                               Contract Date, to the EQ/Money
                                               Market investment option. In the
                                               event you choose to exercise
                                               your free look right under the
                                               contract, you will receive a
                                               refund equal to your
                                               contributions.

                                               If you choose the "return of
                                               contribution" free look
                                               treatment and your contract is
                                               still in effect on the 40th day
                                               (or next business day) following
                                               the Contract Date, we will
                                               automatically reallocate your
                                               account value to the investment
                                               options chosen on your
                                               application.

                                               Any transfers made prior to the
                                               expiration of the 30 day free
                                               look will terminate your right
                                               to "return of contribution"
                                               treatment in the event you
                                               choose to exercise your free
                                               look right under the contract.
                                               Any transfer made prior to the
                                               40th day following the Contract
                                               Date will cancel the automatic
                                               reallocation on the 40th day (or
                                               next business day) following the
                                               Contract Date described above.
                                               If you do not want AXA Equitable
                                               to perform this scheduled
                                               one-time reallocation, you must
                                               call one of our customer service
                                               representatives at 1 (800)
                                               789-7771 before the 40th day
                                               following the Contract Date to
                                               cancel.

                                               If you purchased your contract
                                               from a financial professional
                                               whose firm submits applications
                                               to AXA Equitable electronically,
                                               the Dollar Cap Averaging Program
                                               may not be available at the time
                                               your contract is issued. If this
                                               is the case and you wish to
                                               participate in the program after
                                               your contract has been issued,
                                               you must make your election on
                                               the applicable paper form and
                                               submit it to us separately.
                                               Depending on when we receive
                                               your form, you may miss the
                                               first available date on which
                                               your account value would
                                               otherwise be transferred to your
                                               designated Segment Type Holding
                                               Accounts.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
 STATE       FEATURES AND BENEFITS             AVAILABILITY OR VARIATION
--------------------------------------------------------------------------------
CALIFORNIA   QP (Defined Benefit and Defined   Not available.
(CONTINUED)  Contribution) contracts

             See "Segment Types" under         Choice Segments are not
             "Structured Investment Option"    available.
             in "Contract Features and
             Benefits"

             See "Dollar Cap Averaging         If you elect to invest in the
             Program" and "Your right to       Dollar Cap Averaging Program,
             cancel within a certain number    you will not be eligible for the
             of days" in "Contract features    "return of contribution" free
             and benefits"                     look treatment. By electing the
                                               Dollar Cap Averaging Program,
                                               you would only be eligible to
                                               receive a return of account
                                               value if you free look your
                                               contract.

             See "Charges and expenses" --     Item (iii) under this section is
             "Disability, terminal illness,    deleted in its entirety.
             or confinement to a nursing
             home" (For Series B contracts
             only)

             See "More information" --         You can transfer ownership of an
             "Transfers of ownership,          NQ contract at any time before
             collateral assignments, loans,    annuity payments begin. You may
             and borrowing"                    assign your contract, unless
                                               otherwise restricted for tax
                                               qualification purposes.
--------------------------------------------------------------------------------
CONNECTICUT  QP (Defined Benefit and Defined   Not available.
             Contribution) contracts

             See "Segment Types" under         Choice Segments are not
             "Structured Investment Option"    available.
             in "Contract Features and
             Benefits"

             See "Charges and expenses -       Waiver (i) is deleted. As a
             Disability, terminal illness, or  result, the first sentence of
             confinement to a nursing home"    the last paragraph of this
             (For Series B contracts only)     section is deleted and replaced
                                               with the following:

                                               We reserve the right to impose a
                                               withdrawal charge, in accordance
                                               with your contract, if the
                                               conditions described in (ii) or
                                               (iii) above existed at the time
                                               a contribution was remitted or
                                               if the condition began within 12
                                               months following remittance.

             See "Charge for each additional   The charge for transfers does
             transfer in excess of 12          not apply.
             transfers per contract year" in
             "Fee table" and "Transfer
             charge" in "Charges and expenses"
--------------------------------------------------------------------------------
FLORIDA      See "How you can purchase and     In the third paragraph of this
             contribute to your contract" in   section, item (i) now reads:
             "Contract features and benefits"  "(i) contributions under a
                                               Structured Capital Strategies(R)
                                               contract would then total more
                                               than $1,500,000;" and item (ii)
                                               regarding the $2,500,000
                                               limitation on contributions is
                                               deleted. The remainder of this
                                               section is unchanged.

             See "Your right to cancel within  If you reside in the state of
             a certain number of days" in      Florida, you may cancel your
             "Contract features and benefits"  variable annuity contract and return it to us within 21 days
                                               from the date that you receive
                                               it. You will receive an
                                               unconditional refund equal to
                                               the greater of the cash
                                               surrender value provided in the
                                               annuity contract, plus any fees
                                               or charges deducted from the
                                               contributions or imposed under
                                               the contract, or a refund of all
                                               contributions paid.

             See "Selecting an annuity payout  The following sentence replaces
             option" under "Your annuity       the first sentence of the second
             payout options" in "Accessing     paragraph in this section:
             your money"

                                               You can choose the date annuity
                                               payments are to begin, but it
                                               may not be earlier than twelve
                                               months from the contract date.

             See "Withdrawal charge" in        If you are age 65 or older at
             "Charges and expenses"            the time your contract is
                                               issued, the applicable
                                               withdrawal charge will not
                                               exceed 10% of the amount
                                               withdrawn. In addition, no
                                               charge will apply after the end
                                               of the 10th contract year or 10
                                               years after a contribution is
                                               made, whichever is later.
--------------------------------------------------------------------------------

----------------------------------------------------------------------------------
 STATE         FEATURES AND BENEFITS             AVAILABILITY OR VARIATION
----------------------------------------------------------------------------------
IDAHO          See "Your right to cancel within  If you reside in the state of
               a certain number of days" in      Idaho, you may return your
               "Contract features and benefits"  contract within 20 days from the date that you receive it and
                                                 receive a refund of your initial
                                                 contribution.
----------------------------------------------------------------------------------
ILLINOIS       Structured Capital Strategies(R)  Structured Capital Strategies(R)
                                                 is no longer available for sale
                                                 in the state of Illinois.
----------------------------------------------------------------------------------
MARYLAND       See "Your annuity payout          The table of guaranteed annuity
               options" in "Accessing your       payments cannot be changed after
               money"                            contract issue.

               Series C contracts                Not available
----------------------------------------------------------------------------------
MASSACHUSETTS  See "Disability, terminal         This section is deleted in its
               illness or confinement to         entirety.
               nursing home" under "Withdrawal
               charge" in "Charges and
               expenses" (For Series B
               contracts only)
----------------------------------------------------------------------------------
MINNESOTA      Structured Capital Strategies(R)  Structured Capital Strategies(R)
                                                 is no longer available for sale
                                                 in the state of Minnesota.

               Series C contracts (for sales of  Not available
               Structured Capital Strategies(R)
               prior to June 24, 2013)

               QP (Defined Benefit and Defined   Not available.
               Contribution) contracts (for
               sales of Structured Capital
               Strategies(R) prior to June 24,
               2013)

               See "Segment Types" under         Choice Segments are not
               "Structured Investment Option"    available.
               in "Contract Features and
               Benefits" (for sales of
               Structured Capital Strategies(R)
               prior to June 24, 2013)

               See "Securities Indices" under    The Financial Select Sector SPDR
               "Structured Investment Option"    Fund is not available.
               in "Contract Features and
               Benefits" (for sales of
               Structured Capital Strategies(R)
               prior to June 24, 2013)
----------------------------------------------------------------------------------
NEW JERSEY     QP (Defined Benefit and Defined   Not available.
               Contribution) contracts

               See "Securities Indices" under    The Financial Select Sector SPDR
               "Structured Investment Option"    Fund is not available.
               in "Contract features and
               benefits"

               See "Segment Types" under         Choice Segments are not
               "Structured Investment Option"    available.
               in "Contract Features and
               Benefits"

               See "Your annuity payout          The table of guaranteed annuity
               options" in "Accessing your       payments cannot be changed after
               money"                            contract issue.

               See "Withdrawals treated as       We do not have the right to
               surrenders" in "Accessing your    terminate your contract if no
               money"                            contributions are made during
                                                 the last three completed
                                                 contract years and your account
                                                 value is less than $500.
----------------------------------------------------------------------------------
NEW HAMPSHIRE  See "Disability, terminal         Waiver (iii) regarding the
               illness, or confinement to a      definition of a nursing home is
               nursing home" under "Withdrawal   deleted, and replaced with the
               charge" in "Charges and           following:
               expenses" (For Series B           You are confined to a nursing
               contracts only)                   home for more than 90 days (or
                                                 such other period, as required
                                                 in your state) as verified by a
                                                 licensed physician. A nursing
                                                 home for this purpose means one
                                                 that is (a) a provider of
                                                 skilled nursing care service, or
                                                 qualified to receive approval of
                                                 Medicare benefits, or (b)
                                                 operated pursuant to law as a
                                                 skilled nursing home by the
                                                 state or territory in which it
                                                 is located (it must be within
                                                 the United States, Puerto Rico,
                                                 U.S. Virgin Islands, or Guam)
                                                 and meets all of the following:

                                                 .   its main function is to
                                                     provide skilled,
                                                     intermediate, or custodial
                                                     nursing care;

                                                 .   it is supervised by a
                                                     registered nurse or licensed
                                                     practical nurse;

                                                 .   it keeps daily medical
                                                     records of each patient;
----------------------------------------------------------------------------------

----------------------------------------------------------------------------------
 STATE         FEATURES AND BENEFITS             AVAILABILITY OR VARIATION
----------------------------------------------------------------------------------
NEW HAMPSHIRE                                    .   it controls and records all
(CONTINUED)                                          medications dispenses; and
                                                 .   its primary service is other
                                                     than to provide housing for
                                                     residents.
----------------------------------------------------------------------------------
NEW YORK       QP (Defined Benefit and Defined   Not available.
               Contribution) contracts

               See "Securities Indices" under    The Financial Select Sector SPDR
               "Structured Investment Option"    Fund is not available.
               in "Contract features and
               benefits"

               See "Segment Types" under         Choice Segments are not
               "Structured Investment Option"    available.
               in "Contract Features and
               Benefits"

               See "Your right to cancel within  The second paragraph under "Your
               a certain number of days" in      right to cancel within a certain
               "Contract features and benefits"  number of days" is deleted in
               and also see "Calculation         its entirety and replaced with
               Formula" in "Appendix III:        the following:
               Segment Interim Value"            Your refund will equal your
                                                 account value under the contract
                                                 on the day we receive written
                                                 notification of your decision to
                                                 cancel the contract and will
                                                 reflect any investment gain or
                                                 loss in the variable investment
                                                 options (less the daily charges
                                                 we deduct) through the date we
                                                 receive your contract. This
                                                 includes a modified calculation
                                                 of the Segment Interim Value for
                                                 amounts allocated to existing
                                                 Segments. For any IRA contract
                                                 returned to us within seven days
                                                 after you receive it, we are
                                                 required to refund the full
                                                 amount of your contribution.
                                                 Only for the purpose of
                                                 calculating your refunded amount
                                                 if you exercise your right to
                                                 cancel within a certain number
                                                 of days, your Segment Interim
                                                 Value is equal to the sum of the
                                                 following components:
                                                    (1)Fair Value of Fixed
                                                       Instruments; plus
                                                    (2)Fair Value of Derivatives;
                                                       plus
                                                    (3)Cap Calculation Factor
                                                       (computed based on the
                                                       assumption that we have
                                                       not incurred any expense).

               See "The amount applied to        If a life contingent annuity
               purchase an annuity payout        payout option is elected, the
               option" in "Accessing your money" amount applied to the annuity benefit will be 100% of the
                                                 account value and any applicable
                                                 withdrawal charge will be waived.
                                                 If a non-life contingent annuity
                                                 payout option is elected, the
                                                 amount applied to the annuity
                                                 benefit is the greater of the
                                                 cash value or 95% of what the
                                                 account value would be if no
                                                 withdrawal charge applied.

               See "Disability, terminal         Item (i) is deleted and replaced
               illness, or confinement to a      with the following: An owner (or
               nursing home" in "Charges and     older joint owner, if
               expenses"                         applicable) has qualified to
                                                 receive Social Security
                                                 disability benefits as certified
                                                 by the Social Security
                                                 Administration or meets the
                                                 definition of a total disability
                                                 as specified in the contract. To
                                                 qualify, a recertification
                                                 statement from a physician will
                                                 be required every 12 months from
                                                 the date disability is
                                                 determined.

               See "Transfers of ownership,      You may assign all or a portion
               collateral assignments, loans     of your contract at any time,
               and borrowing" in "More           unless otherwise restricted for
               information"                      tax qualification purposes.
----------------------------------------------------------------------------------
NORTH DAKOTA   See "Your right to cancel within  To exercise your cancellation
               a certain number of days" in      right, you must return the
               "Contract features and benefits"  certificate directly to our processing office within 20 days
                                                 after you receive it.
----------------------------------------------------------------------------------
OREGON         Series C contracts                Not available

               iShares(R) Dow Jones U.S. Real    Not available
               Estate Index Fund & MSCI
               Emerging Markets Price Return
               Index
----------------------------------------------------------------------------------

---------------------------------------------------------------------------------
 STATE        FEATURES AND BENEFITS             AVAILABILITY OR VARIATION
---------------------------------------------------------------------------------
OREGON        Dollar Cap Averaging Program      Not available
(CONTINUED)

              Pre-Packaged Segment Selection    Not available

              QP (Defined Benefit and Defined   Not available.
              Contribution) contracts

              See "Segment Types" under         Choice Segments are not
              "Structured Investment Option"    available.
              in "Contract Features and
              Benefits"

              See "Securities Indices" under    The NASDAQ-100 Price Return
              "Structured Investment Option"    Index is not available in Oregon.
              in "Contract features and
              benefits"

                                                The Financial Select Sector SPDR
                                                Fund is not available in Oregon.

              See "How you can purchase and     Additional contributions are not
              contribute to your contract" in   permitted after the fifth
              "Contract features and benefits"  contract year.

              See "Lifetime required minimum    THE FOLLOWING REPLACES THE THIRD
              distribution withdrawals" under   PARAGRAPH:
              "Withdrawing your account value"  We generally will not impose a
              in "Accessing your money"         withdrawal charge on minimum
                                                distribution withdrawals even if
                                                you are not enrolled in our
                                                automatic RMD service, except
                                                if, when added to a non-RMD lump
                                                sum withdrawal previously taken
                                                in the same contract year, the
                                                minimum distribution withdrawals
                                                exceed the free withdrawal
                                                amount. In order to avoid a
                                                withdrawal charge in connection
                                                with minimum distribution
                                                withdrawals outside of our
                                                automatic RMD service, you must
                                                notify us using our withdrawal
                                                request form. Such minimum
                                                distribution withdrawals must be
                                                based solely on your contract's
                                                account value.

                                                FOR SERIES B CONTRACTS:

              See "Selecting an annuity payout  You can choose the date annuity
              option" under "Your annuity       payments begin, but it may not
              payout options" in "Accessing     be earlier than the date all
              your money"                       withdrawal charges under the
                                                contract expire.

              See "Disability, terminal         Item (i) under this section is
              illness, or confinement to        deleted in its entirety.
              nursing home" under "Withdrawal
              charge" in "Charges and expenses"

              See "Transfers of ownership,      The contract may be freely
              collateral assignments, loans     assigned unless otherwise
              and borrowing" in "More           restricted for tax qualification
              information"                      purposes.
---------------------------------------------------------------------------------
PENNSYLVANIA  Contributions                     Your contract refers to
                                                contributions as premiums.

              QP (Defined Benefit and Defined   Not available.
              Contribution) contracts

              See "Securities Indices" under    The Financial Select Sector SPDR
              "Structured Investment Option"    Fund is not available.
              in "Contract features and
              benefits"

              See "Segment Types" under         Choice Segments are not
              "Structured Investment Option"    available.
              in "Contract Features and
              Benefits"

              See "Disability, terminal         The Withdrawal Charge Waiver
              illness or confinement to         does not apply during the first
              nursing home" in "Charges and     12 months of the contract with
              expenses" (For Series B           respect to the Social Security
              contracts only)                   Disability Waiver, the Six Month
                                                Life Expectancy Waiver, or if
                                                the owner is confined to a
                                                nursing home during such period.

              Required disclosure for           Any person who knowingly and
              Pennsylvania customers            with intent to defraud any
                                                insurance company or other
                                                person files an application for
                                                insurance or statement of claim
                                                containing any materially false
                                                information or conceals for the
                                                purpose of misleading,
                                                information concerning any fact
                                                material thereto commits a
                                                fraudulent insurance act, which
                                                is a crime and subjects such
                                                person to criminal and civil
                                                penalties.
---------------------------------------------------------------------------------

--------------------------------------------------------------------------------
 STATE       FEATURES AND BENEFITS             AVAILABILITY OR VARIATION
--------------------------------------------------------------------------------
PUERTO RICO  See "Securities Indices" under    The Financial Select Sector SPDR
             "Structured Investment Option"    Fund is not available.
             in "Contract features and
             benefits"

             See "Segment Types" under         Choice Segments are not
             "Structured Investment Option"    available.
             in "Contract Features and
             Benefits"

             QP (Defined Benefit) contracts    Not available

             "Purchase considerations for QP   PURCHASE CONSIDERATIONS FOR QP
             (Defined Contribution) contracts  (DEFINED CONTRIBUTION) CONTRACTS
             in Puerto Rico" -- this section   IN PUERTO RICO:
             replaces "Appendix IV: Purchase   Trustees who are considering the
             considerations for defined        purchase of a Structured Capital
             benefit and defined contribution  Strategies(R) QP contract in
             plans" in this Prospectus.        Puerto Rico should discuss with
                                               their tax, legal and plan
                                               advisors whether this is an
                                               appropriate investment vehicle
                                               for the employer's plan.
                                               Trustees should consider whether
                                               the plan provisions permit the
                                               investment of plan assets in the
                                               QP contract, and the payment of
                                               death benefits in accordance
                                               with the requirements of Puerto
                                               Rico income tax rules. The QP
                                               contract and this Prospectus
                                               should be reviewed in full, and
                                               the following factors, among
                                               others, should be noted.

                                               SOURCE OF INCOME

                                               .   Because this contract is
                                                   issued by a United States
                                                   insurance company, amounts
                                                   paid from the contract
                                                   produce U.S.-source income,
                                                   not Puerto Rico-source
                                                   income. A Puerto Rico
                                                   qualified plan investing in
                                                   assets producing Puerto
                                                   Rico-source income is likely
                                                   to generate a more favorable
                                                   tax result for a participant
                                                   under a Puerto Rico
                                                   qualified plan.

                                               LIMITS ON CONTRACT OWNERSHIP:
                                               .   QP contracts are not
                                                   available to defined benefit
                                                   plans. Defined benefit plans
                                                   must use Non-Qualified
                                                   contracts to invest
                                                   Structured Capital
                                                   Strategies(R). There is no
                                                   qualified plan contract
                                                   endorsement available for
                                                   defined benefit plans with
                                                   Structured Capital
                                                   Strategies(R). The plan and
                                                   trust, if properly
                                                   qualified, contain the
                                                   requisite provisions of the
                                                   Internal Revenue Code to
                                                   maintain their tax exempt
                                                   status. A non-qualified
                                                   contract cannot be converted
                                                   to an IRA.

                                               .   The QP contract is offered
                                                   only as a funding vehicle to
                                                   qualified plan trusts of
                                                   single participant defined
                                                   contribution plans that are
                                                   tax-qualified under Puerto
                                                   Rico law, not United States
                                                   law. The contract is not
                                                   available to US qualified
                                                   plans or to defined benefit
                                                   plans qualifying under
                                                   Puerto Rico law.

                                               .   The QP contract owner is the
                                                   qualified plan trust. The
                                                   annuitant under the contract
                                                   is the self-employed Puerto
                                                   Rico resident, who is the
                                                   sole plan participant.

                                               .   This product should not be
                                                   purchased if the self-
                                                   employed individual
                                                   anticipates having
                                                   additional employees become
                                                   eligible for the plan. We
                                                   will not allow additional
                                                   contracts to be issued for
                                                   participants other than the
                                                   original business owner.

                                               .   If the business that
                                                   sponsors the plan adds
                                                   another employee who becomes
                                                   eligible for the plan, no
                                                   further contributions may be
                                                   made to the contract. If the
                                                   employer moves the funds to
                                                   another funding vehicle that
                                                   can accommodate more than
                                                   one employee, this move
                                                   could result in withdrawal
                                                   charges, if applicable.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
 STATE       FEATURES AND BENEFITS             AVAILABILITY OR VARIATION
--------------------------------------------------------------------------------
PUERTO RICO                                    LIMITS ON CONTRIBUTIONS:
(CONTINUED)                                    .   All contributions must be
                                                   direct transfers from other
                                                   investments within an
                                                   existing qualified plan
                                                   trust.

                                               .   Employer payroll
                                                   contributions are not
                                                   accepted.

                                               .   Only one additional transfer
                                                   contribution may be made per
                                                   contract year.

                                               .   Checks written on accounts
                                                   held in the name of the
                                                   employer instead of the plan
                                                   or the trustee will not be
                                                   accepted.

                                               .   As mentioned above, if a new
                                                   employee becomes eligible
                                                   for the plan, the trustee
                                                   will not be permitted to
                                                   make any further
                                                   contributions to the
                                                   contract established for the
                                                   original business owner.

                                               LIMITS ON PAYMENTS:
                                               .   Loans are not available
                                                   under the contract.

                                               .   All payments are made to the
                                                   plan trust as owner, even
                                                   though the plan
                                                   participant/annuitant is the
                                                   ultimate recipient of the
                                                   benefit payment.

                                               .   AXA Equitable does no tax
                                                   reporting or withholding of
                                                   any kind for payment to the
                                                   plan participant. The plan
                                                   administrator or trustee
                                                   will be solely responsible
                                                   for performing or providing
                                                   for all such services.

                                               .   AXA Equitable does not offer
                                                   contracts that qualify as
                                                   IRAs under Puerto Rico law.
                                               PLAN TERMINATION:
                                               .   If the plan participant
                                                   terminates the business, and
                                                   as a result wishes to
                                                   terminate the plan, the
                                                   trust would have to be kept
                                                   in existence to receive
                                                   payments. This could create
                                                   expenses for the plan.

                                               .   If the plan participant
                                                   terminates the plan and the
                                                   trust is dissolved, or if
                                                   the plan trustee (which may
                                                   or may not be the same as
                                                   the plan participant) is
                                                   unwilling to accept payment
                                                   to the plan trust for any
                                                   reason, AXA Equitable would
                                                   have to change the contract
                                                   from a Puerto Rico QP to NQ
                                                   in order to make payments to
                                                   the individual as the new
                                                   owner. Depending on when
                                                   this occurs, it could be a
                                                   taxable distribution from
                                                   the plan, with a potential
                                                   tax of the entire account
                                                   value of the contract.
                                                   Puerto Rico income tax
                                                   withholding and reporting by
                                                   the plan trustee could apply
                                                   to the distribution
                                                   transaction.

                                               .   AXA Equitable is a U.S.
                                                   insurance company, therefore
                                                   distributions under the NQ
                                                   contract could be subject to
                                                   United States taxation and
                                                   withholding on a "taxable
                                                   amount not determined" basis.

             Beneficiary continuation option   Not available
             (IRA)

             IRA and Roth IRA                  Available for direct rollovers
                                               from U.S. source 401(a) plans
                                               and direct transfers from the
                                               same type of U.S. source IRAs.

             See footnote 1 in "Fee table"     There is no premium tax charge
             and "Charges for state premium    imposed.
             and other applicable taxes" in
             "Charges and expenses"

             See "Purchase considerations for  We do not offer Structured
             a charitable remainder trusts"    Capital Strategies(R) contracts
             under "Owner and annuitant        to charitable remainder trusts
             requirements" in "Contract        in Puerto Rico.
             features and benefits"

             See "Taxation of nonqualified     There are special rules for
             annuities" in "Tax information"   nonqualified contracts issued in
                                               Puerto Rico.
--------------------------------------------------------------------------------

---------------------------------------------------------------------------------
 STATE        FEATURES AND BENEFITS             AVAILABILITY OR VARIATION
---------------------------------------------------------------------------------
PUERTO RICO                                     Income from NQ contracts we
(CONTINUED)                                     issue is U.S. source. A Puerto
                                                Rico resident is subject to U.S.
                                                taxation on such U.S. source
                                                income. Only Puerto Rico source
                                                income of Puerto Rico residents
                                                is excludable from U.S.
                                                taxation. Income from NQ
                                                contracts is also subject to
                                                Puerto Rico tax. The calculation
                                                of the taxable portion of
                                                amounts distributed from a
                                                contract may differ in the two
                                                jurisdictions. Therefore, you
                                                might have to file both U.S. and
                                                Puerto Rico tax returns, showing
                                                different amounts of income from
                                                the contract for each tax
                                                return. Puerto Rico generally
                                                provides a credit against Puerto
                                                Rico tax for U.S. tax paid.
                                                Depending on your personal
                                                situation and the timing of the
                                                different tax liabilities, you
                                                may not be able to take full
                                                advantage of this credit.

                                                We anticipate requiring owners
                                                or beneficiaries of annuity
                                                contracts in Puerto Rico which
                                                are not individuals to be
                                                required to complete the
                                                appropriate Form W-8 describing
                                                the entity type to avoid 30%
                                                FATCA withholding from
                                                U.S.-source income beginning in
                                                2014.
---------------------------------------------------------------------------------
RHODE ISLAND  See "Your right to cancel within  If you reside in the state of
              a certain number of days" in      Rhode Island at the time the
              "Contract features and benefits"  contract is issued, you may return your contract within 20
                                                days from the date that you
                                                receive it and receive a refund
                                                of your contribution.
---------------------------------------------------------------------------------
TEXAS         See "How you can purchase and     In the third paragraph of this
              contribute to your contract" in   section, item (i) now reads:
              "Contract features and benefits"  "(i) contributions under a
                                                Structured Capital Strategies(R)
                                                contract would then total more
                                                than $1,500,000." The $2,500,000
                                                limitation on the sum of all
                                                contributions under all AXA
                                                Equitable annuity accumulation
                                                contracts with the same owner or
                                                annuitant does not apply.

              QP (Defined Benefit and Defined   Not available.
              Contribution) contracts

              See "Securities Indices" under    The Financial Select Sector SPDR
              "Structured Investment Option"    Fund is not available.
              in "Contract features and
              benefits"

              See "Segment Types" under         Choice Segments are not
              "Structured Investment Option"    available.
              in "Contract Features and
              Benefits"

              See "Disability, terminal         There is no 12 month waiting
              illness or confinement to         period following a contribution
              nursing home" in "Charges and     for the Six Month Life
              expenses" (For Series B           Expectancy Waiver. The
              contracts only)                   withdrawal charge can be waived
                                                even if the condition begins
                                                within 12 months of the
                                                remittance of the contribution.
---------------------------------------------------------------------------------
UTAH          See "Transfers of ownership,      Unless restricted for tax
              collateral assignments, loans or  purposes, your contract may be borrowing" in "More information"  assigned.
---------------------------------------------------------------------------------
VERMONT       QP (Defined Benefit and Defined   Not available.
              Contribution) contracts

              See "Securities Indices" under    The Financial Select Sector SPDR
              "Structured Investment Option"    Fund is not available.
              in "Contract features and
              benefits"

              See "Segment Types" under         Choice Segments are not
              "Structured Investment Option"    available.
              in "Contract Features and
              Benefits"
---------------------------------------------------------------------------------
WASHINGTON    QP (Defined Benefit and Defined   Not available.
              Contribution) contracts

              See "10% free withdrawal amount"  The 10% free withdrawal amount
              under "Withdrawal charge" in      applies to full surrenders.
              "Charges and expenses"

              See "Disability, terminal         The owner (or older joint owner,
              illness, or confinement to        if applicable) has qualified to
              nursing home" in "Charges and     receive Social Security
              expenses" (For Series B           disability benefits as certified
              contracts only)                   by the Social Security
                                                Administration or a statement
                                                from an independent U.S.
                                                licensed physician stating that
                                                the owner (or older joint owner,
                                                if applicable) meets the
                                                definition of total disability
                                                for at least 6 continuous months
                                                prior to the notice of claim.
                                                Such disability must be
                                                re-certified every 12 months.
---------------------------------------------------------------------------------


12.THE "SEGMENT INTERIM VALUE" APPENDIX TO THE PROSPECTUS IS REPLACED IN ITS
   ENTIRETY WITH THE FOLLOWING:

APPENDIX III: SEGMENT INTERIM VALUE

We calculate the Segment Interim Value for each Segment on each business day, which is also a Segment Business Day that falls between the Segment Start Date and Segment Maturity Date. The calculation is a formula designed to measure the fair value of your Segment Investment on the particular interim date, and is based on the downside protection provided by the Segment Buffer, the limit on participation in investment gain provided by the Performance Cap Rate, and an adjustment for the effect of a withdrawal prior to the Segment Maturity Date.
The formula we use, in part, derives the fair value of hypothetical investments in fixed instruments and derivatives (put and call options). These values provide us with protection from the risk that we will have to pay out account value related to a Segment prior to the Segment Maturity Date. The hypothetical put option provides us with a market value of the potential loss at Segment
Maturity, and the hypothetical call options provide us with a market value of the potential gain at Segment Maturity. This formula provides a treatment for an early distribution that is designed to be consistent with how distributions at the end of a Segment are treated. We may hold such investments in relation to Segments but are not required to do so. You are not affected by the performance of any of our investments relating to Segments. The formula also includes an adjustment relating to the Cap Calculation Factor. This is a positive adjustment of the percentage of the estimated expenses corresponding to the portion of the Segment Duration that has not elapsed. Appendix III sets forth the actual calculation formula, an overview of the purposes and impacts of the calculation, and detailed descriptions of the specific inputs into the calculation. You should note that even if a corresponding Index has experienced positive growth, the calculation of your Segment Interim Value may result in an amount lower than your Segment Investment because of other market conditions, such as the volatility of index prices and interest rates. Finally, Appendix
III includes examples of calculations of Segment Interim Values under various hypothetical situations.

CHOICE SEGMENTS. The Segment Interim Value for a Choice Segment may be less than the Segment Interim Value for a Standard Segment based on the same Index,
Segment Buffer and Segment Duration. This could occur if the performance of the applicable Index through the date of calculation of the Segment Interim Value is less than the sum of (a) the prorated Performance Cap Rate for the Standard
Segment and (b) the applicable Choice cost amount. See "Fair Value of
Derivatives" later in this appendix for more information about how the Choice cost is built in to the Segment Interim Value calculation for Choice Segments.

CALCULATION FORMULA

Your Segment Interim Value is equal to the lesser of (A) or (B).

   (A)equals the sum of the following three components:

      (1)Fair Value of Fixed Instruments; plus

      (2)Fair Value of Derivatives; plus

      (3)Cap Calculation Factor.

   (B)equals the Segment Investment multiplied by (1 + the Performance Cap Rate limiting factor).

OVERVIEW OF THE PURPOSES AND IMPACTS OF THE CALCULATION

FAIR VALUE OF FIXED INSTRUMENTS. The Segment Interim Value formula includes an element designed to compensate us for the fact that when we have to pay out account value related to a Segment before the Segment Maturity Date, we forgo the opportunity to earn interest on the Segment Investment from the date of withdrawal or surrender until the Segment Maturity Date. We accomplish this estimate by calculating the present value of the Segment Investment using a risk-free swap interest rate widely used in derivative markets.

FAIR VALUE OF DERIVATIVES. We use put and call options that are designated for each Segment to estimate the market value, at the time the Segment Interim
Value is calculated, of the risk of loss and the possibility of gain at the end of the Segment. This calculation reflects the value of the downside protection that would be provided at maturity by the Segment Buffer as well as the upper limit that would be placed on gains at maturity due to the Performance Cap
Rate. For Choice Segments only, the calculation also provides for the application of the Choice cost to the purchase of call options with higher strike prices. This allows us to declare higher Performance Cap Rates for those
Segments.

At the time the Segment Interim Value is determined, the Fair Value of
Derivatives is calculated using three different hypothetical options. These options are designated for each Segment and are described in more detail later in this Appendix.

AT-THE-MONEY STANDARD SEGMENT CALL OPTION (STRIKE PRICE EQUALS THE INDEX VALUE
AT SEGMENT INCEPTION). For Standard Segments, the potential for gain is estimated using the value of this hypothetical option.

OUT-OF-THE-MONEY CHOICE SEGMENT CALL OPTION (STRIKE PRICE EQUALS THE INDEX
VALUE AT SEGMENT INCEPTION INCREASED BY THE CHOICE COST). For Choice Segments,
the potential for gain is estimated using the value of this hypothetical option.

..   The Choice cost is not deducted directly from the Segment Interim Value of a Choice Segment. Rather, the Choice cost is built in to the Segment
    Interim Value for Choice Segments through the use of the Out-of-the-Money
    Choice Segment Call Option. The value of the Out-of-the-Money Choice
    Segment Call Option is always lower than the value of the corresponding
    At-the-Money Standard Segment Call Option, which results in a lower amount for the Fair Value of Derivatives component of the Segment
   Interim Value formula. The actual amount of the Choice cost reflected in a
   Segment Interim Value calculation is not a prorated amount, and depends on the value of the Out-of-the-Money Choice Segment Call Option on the
   calculation date.

OUT-OF-THE-MONEY CALL OPTION (STRIKE PRICE EQUALS THE INDEX INCREASED BY THE
PERFORMANCE CAP RATE ESTABLISHED AT SEGMENT INCEPTION). The potential for gain in excess of the Performance Cap Rate is estimated using the value of this hypothetical option.

..   For Standard Segments, the net amount of the At-the-Money Standard Segment
    Call Option less the value of the Out-of-the-Money Call Option is an estimate of the market value of the possibility of gain at the end of the
    Segment as limited by the Performance Cap Rate.

..   For Choice Segments, the net amount of the Out-the-Money Choice Segment
    Call Option less the value of the Out-of-the-Money Call Option is an estimate of the market value of the possibility of gain at the end of the
    Segment as limited by the Performance Cap Rate.

OUT-OF-THE-MONEY PUT OPTION (STRIKE PRICE EQUALS THE INDEX DECREASED BY THE
SEGMENT BUFFER). The risk of loss is estimated using the value of this hypothetical option.

..   IT IS IMPORTANT TO NOTE THAT THIS PUT OPTION VALUE WILL ALMOST ALWAYS
    REDUCE THE PRINCIPAL YOU RECEIVE, EVEN WHERE THE INDEX IS HIGHER AT THE
    TIME OF THE WITHDRAWAL THAN AT THE TIME OF THE ORIGINAL INVESTMENT. This is
    because the risk that the Index could have been lower at the end of a
    Segment is present to some extent whether or not the Index has increased at the earlier point in time that the Segment Interim Value is calculated.

CAP CALCULATION FACTOR. In setting the Performance Cap Rate, we take into account that we incur expenses in connection with a contract, including insurance and administrative expenses. The Segment Interim Value formula includes item (3) above, the Cap Calculation Factor, which is designed to reflect the fact that we will not incur those expenses for the entire duration of the Segment if you withdraw your investment prior to the Segment Maturity
Date. Therefore, the Cap Calculation Factor is always positive and declines during the course of the Segment.

PERFORMANCE CAP RATE LIMITING FACTOR. The formula provides that the Segment
Interim Value is never greater than (B) above, which is the portion of the
Performance Cap Rate corresponding to the portion of the Segment Duration that has elapsed. This limitation is imposed to discourage owners from withdrawing from a Segment before the Segment Maturity Date where there may have been significant increases in the relevant Index early in the Segment Duration.
Although the Performance Cap Rate limiting factor pro-rates the upside potential on amounts withdrawn early, there is no similar adjustment to pro-rate the downside protection. THIS MEANS, IF YOU SURRENDER OR CANCEL YOUR
CONTRACT, DIE OR MAKE A WITHDRAWAL FROM A SEGMENT BEFORE THE SEGMENT MATURITY
DATE, THE SEGMENT BUFFER WILL NOT NECESSARILY APPLY TO THE EXTENT IT WOULD ON
THE SEGMENT MATURITY DATE, AND ANY UPSIDE PERFORMANCE WILL BE LIMITED TO A
PERCENTAGE LOWER THAN THE PERFORMANCE CAP RATE.

DETAILED DESCRIPTIONS OF SPECIFIC INPUTS TO THE CALCULATION

(A)(1) FAIR VALUE OF FIXED INSTRUMENTS. The Fair Value of Fixed Instrument in a
Segment is based on the swap rate associated with the Segment's remaining time to maturity. Swap rates are the risk-free interest rates widely used in derivative markets. There is no standard quote for swap rates. However, because of their high liquidity and popularity, swap rate quotes from different dealers generally fall within a close range, the differences among which are not meaningful. Swap rates can be obtained from inter-dealer systems or financial data vendors who have feeds from swap dealers. For example, "Bloomberg
Composite" swap rates are the weighted average of swap rates provided by a number of dealers to Bloomberg. Individual dealers and brokers also publish swap rates of their own on Bloomberg or Reuters. We may, in the future, utilize exchange traded swaps that become available. These exchange traded swaps would have a standard quote associated with them. The Fair Value of Fixed Instruments is defined as its present value, as expressed in the following formula:

(Segment Investment)/(1 + swap rate)/(time to maturity)/

The time to maturity is expressed as a fraction, in which the numerator is the number of days remaining in the Segment Duration and the denominator is the average number of days in each year of the Segment Duration for that Segment.

(A)(2) FAIR VALUE OF DERIVATIVES.  We utilize a fair market value methodology to determine the Fair Value of Derivatives.

For each Segment, we designate and value three hypothetical options, each of which is tied to the performance of the Index underlying the Segment in which you are invested. For Standard Segments, these are: (1) the At-the-Money
Standard Segment Call Option, (2) the Out-of-the-Money Call Option and (3) the
Out-of-the-Money Put Option. For Choice Segments, these are: (1) the Out of-the-Money Choice Segment Call Option, (2) the Out-of-the-Money Call Option
and (3) the Out-of-the-Money Put Option. (As described elsewhere in this
Prospectus, in certain circumstances we may waive the Choice cost for a Choice
Segment, in which case we would reference the At-the-Money Standard Segment
Call Option rather than the Out of-the-Money Choice Segment Call Option for that Segment.) At Segment Maturity, the Put Option is designed to value the loss below the buffer, while the call options are designed to provide gains up to the Performance Cap Rate. These options are described in more detail below.

In a put option on an index, the seller will pay the buyer, at the maturity of the option, the difference between the strike price -- which was set at issue
-- and the underlying index closing price, in the event that the closing price is below the strike price. In a call option on an index, the seller will pay the buyer, at the maturity of the option, the difference between the underlying index closing price and the strike price, in the event that the closing price is above the strike price. Generally, a put option has an inverse relationship with its underlying Index, while a call option has a direct relationship. In addition to the inputs discussed above, the Fair Value of Derivatives is also affected by the time remaining until the Segment Maturity Date. More information about the designated options is set forth below:

(1)AT-THE-MONEY STANDARD SEGMENT CALL OPTION: This is an option to buy a position in the relevant Index equal to the Segment Investment on the scheduled Segment Maturity Date, at the price of the Index on the Segment
   Start Date. At any time during the Segment Duration, the fair value of the Standard Segment At-the-Money Call Option represents the market value of the potential to receive an amount in excess of the Segment Investment on the Segment Maturity Date equal to the percentage growth in the Index between the Segment Start Date and the Segment Maturity Date, multiplied by the Segment Investment.

(2)OUT OF-THE-MONEY CHOICE SEGMENT CALL OPTION: This is an option to buy a position in the relevant Index equal to the Segment Investment on the scheduled Segment Maturity Date, at the price of the Index on the Segment
   Start Date increased by the applicable Choice cost for that Segment. At any time during the Segment Duration, the fair value of the Out-of-the-Money
   Choice Segment Call Option represents the market value of the potential to receive an amount in excess of the Segment Investment on the Segment
   Maturity Date equal to (a) the percentage growth in the Index between the
   Segment Start Date and the Segment Maturity Date less the Choice cost, multiplied by (b) the Segment Investment.

(3)OUT-OF-THE-MONEY CALL OPTION: This is an option to sell a position in the relevant Index equal to the Segment Investment on the scheduled Segment
   Maturity Date, at the price of the Index on the Segment Start Date increased by a percentage equal to the Performance Cap Rate. At any time during the
   Segment Duration, the fair value of the Out-of-the-Money Call Option represents the market value of the potential to receive an amount in excess of the Segment Investment equal to the percentage growth in the Index between the Segment Start Date and the Segment Maturity Date in excess of the Performance Cap Rate, multiplied by the Segment Investment. The value of this option is used to offset the value of the AT-THE-MONEY STANDARD SEGMENT
   CALL OPTION (for Standard Segments) or the Out of-the-Money Choice Segment
   Call Option (for Choice Segments), thus recognizing in the Interim Segment
   Value a ceiling on gains at Segment Maturity imposed by the Performance Cap
   Rate.

(4)OUT-OF-THE-MONEY PUT OPTION: This is an option to sell a position in the relevant Index equal to the Segment Investment on the scheduled Segment
   Maturity Date, at the price of the Index on the Segment Start Date decreased by a percentage equal to the Segment Buffer. At any time during the Segment
   Duration, the fair value of the Out-of-the-Money Put Option represents the market value of the potential to receive an amount equal to the excess of the negative return of the Index between the Segment Start Date and the
   Segment Maturity Date beyond the Segment Buffer, multiplied by the Segment
   Investment. The value of this option reduces the Interim Segment Value, as it reflects losses that may be incurred in excess of the Segment Buffer at
   Segment Maturity.

For Standard Segments, the Fair Value of Derivatives is equal to (1) minus
(3) minus (4), as defined above. For Choice Segments, the Fair Value of
Derivatives is equal to (2) minus (3) minus (4), as defined above.

We determine the fair value of each of the three designated options for a
Segment using the Black Scholes model for valuing a European option on the
Index, assuming a continuous dividend yield or net convenience value, with inputs that are consistent with current market prices. Each option has a notional value on the Segment Start Date equal to the Segment Investment on that date. The notional value is the price of the underlying Index at the inception of the contract. In the event that a number of options, or a fractional number of options was purchased, the notional value would be the number of options multiplied by the price of the Index at inception.

For Securities Indices, we use the following inputs to the Black Scholes model:

(1)Implied Volatility of the Index -- This input varies with (i) how much time remains until the Segment Maturity Date of the Segment, which is determined by using an expiration date for the designated option that corresponds to that time remaining and (ii) the relationship between the strike price of that option and the level of the Index at the time of the calculation.

   This relationship is referred to as the "moneyness" of the option described above, and is calculated as the ratio of current price to the strike price.
   Direct market data for these inputs for any given early distribution are generally not available, because options on the Index that actually trade in the market have specific maturity dates and moneyness values that are unlikely to correspond precisely to the Segment Maturity Date and moneyness of the designated option that we use for purposes of the calculation.

   Accordingly, we use the following method to estimate the implied volatility of the Index. We use daily quotes of implied volatility from our pricing agent bank using the same Black Scholes model described above and based on the market prices for certain options. Specifically, implied volatility quotes are obtained for options with the closest maturities above and below the actual time remaining in the Segment at the time of the calculation and, for each maturity, for those options having the closest moneyness value above and below the actual moneyness of the designated option, given the level of the Index at the time of the calculation. In calculating the
   Segment Interim Value, we will derive a volatility input for your Segment's time to maturity and strike price by linearly interpolating between the implied volatility quotes that are based on the actual adjacent maturities and moneyness values described above, as follows:

   (a)We first determine the implied volatility of an option that has the same moneyness as the designated option but with the closest available time to maturity shorter than your Segment's remaining time to maturity. This volatility is derived by linearly interpolating between the implied volatilities of options having the times to maturity that are above and below the moneyness value of the hypothetical option.

   (b)We then determine the implied volatility of an option that has the same moneyness as the designated option but with the closest available time to maturity longer than your Segment's remaining time to maturity. This volatility is derived by linearly interpolating between the implied volatilities of options having the times to maturity that are above and below the moneyness value of the designated option.

   (c)The volatility input for your Segment's time to maturity will then be determined by linearly interpolating between the volatilities derived in steps (a) and (b).

(2)Swap Rate -- We use key derivative swap rates provided by our pricing agent bank, which is a recognized financial reporting vendor. Swap rates are obtained for maturities adjacent to the actual time remaining in the Segment at the time of the early distribution. We use linear interpolation to derive the exact remaining duration rate needed as the input.

(3)Index Dividend Yield -- On a daily basis, we use the projected annual dividend yield across the entire Index provided by our pricing agent bank.
   This value is a widely used assumption and is readily available from recognized financial reporting vendors.

For Commodities Indices, we use the first two inputs listed above (Implied
Volatility of the Index and Swap Rate), but for the third input, instead of using the Index Dividend Yield, we use the Net Convenience Value. This approach is based on standard option pricing methodology, which recognizes that commodities do not pay dividends. Instead, Net Convenience Value represents the market's valuation of the yield of two offsetting factors: (1) the fact that the option does not give the holder the benefit of the ability to use the commodity itself (much like a security option does not give the holder the right to receive dividends); and (2) the fact that the holder is not burdened with the obligation to store the commodity.

(3)Net Convenience Value -- On a daily basis, we calculate the net convenience value for the commodity underlying the Index. The net convenience value for a commodity equals the spot price minus the present value of the futures price (with the present value based on the Swap Rate). We use the spot prices and futures prices provided by our pricing agent bank, which is a recognized financial reporting vendor. The price differences among recognized financial reporting vendors are not meaningful to the calculation of the Segment Interim Value.

Generally, a put option has an inverse relationship with its underlying Index, while a call option has a direct relationship. In addition to the inputs discussed above, the Fair Value of Derivatives is also affected by the time to the Segment Maturity Date.

(A)(3) CAP CALCULATION FACTOR. In setting the Performance Cap Rate, we take into account that we incur expenses in connection with a contract, including insurance and administrative expenses. In particular, if there were no such expenses, the Performance Cap Rate might have been greater. In setting the
Performance Rate Cap, we currently estimate annual expenses at approximately
1.80% of the Segment Investment for Series B contracts, approximately 2.20% of the Segment Investment for Series C contracts and approximately 1.25% of the
Segment Investment for Series ADV contracts. This calculation includes not only expenses, but an element of profit as well. We may use a lower estimate, which would provide a higher Performance Cap Rate, all other factors being equal. We reserve the right to use a higher estimate in the future, but we would do so only after revising this Appendix to provide notice of the higher estimate. If you withdraw your investment prior to the Segment Maturity Date, we will not incur expenses for the entire duration of the Segment. Therefore, if you withdraw your investment prior to the Segment Maturity Date, we provide a positive adjustment as part of the calculation of Segment Interim Value, which we call the Cap Calculation Factor. The Cap Calculation Factor represents a return of estimated expenses for the portion of the Segment Duration that has not elapsed. For example, if the estimated expenses for a one year Segment are calculated by our pricing agent bank to be $10, then at the end of 146 days
(with 219 days remaining in the Segment), the Cap Calculation Factor would be
$6, because $10 x 219/365 (60%) = $6. The Cap Calculation Factor is not used at the time we calculate your Segment Maturity Value. Instead, for any Segment held to its Segment Maturity Date, the values are provided by the contractual guarantees based on Index performance as adjusted by the Performance Cap Rate and the Segment Buffer. A Segment is not a variable investment option with an underlying portfolio, and therefore the percentages we use in setting the performance caps do not reflect a daily charge against assets held on your behalf in a separate account.

(B) PRO RATA SHARE OF PERFORMANCE CAP RATE. In setting the Performance Cap
Rate, we assume that you are going to hold the Segment for the entire Segment
Duration. If you hold a Segment until its Segment Maturity Date, the Segment
Return will be calculated subject to the Performance Cap Rate. Prior to the
Segment Maturity Date, your Segment Interim Value will be limited by the portion of the Performance Cap Rate corresponding to the portion of the Segment
Duration that has elapsed. For example, if the Performance Cap Rate for a one-year Segment is 10%, then at the end of 146 days, the Pro Rata Share of the
Performance Cap Rate would be 4%, because 10% x 146/365 = 4%; as a result, the
Interim Value at the end of the 146 days could not exceed 104% of the Segment
Investment.

EXAMPLES

A. STANDARD SEGMENTS

On the following pages are hypothetical examples of how the Segment Interim
Value would be calculated for three different Standard Segments. On the first page, Segments 1, 2 and 3 all have the same Index and Segment Start Date, but have different Segment Durations. The Segments are each shown on the same date, approximately 8 1/2 months after the Segment Start Date. On the second page,
Segments 2 and 3 are valued again, but this time on later dates, with approximately 3 1/2 months remaining until their respective Segment Maturity
Dates. On the third page, Segments 1, 2 and 3 all have the same Index and
Segment Start Date, but have different Segment Durations. The Segments are each shown making a partial withdrawal on the same date, approximately 8 1/2 months after the Segment Start Date.

EXAMPLE #1 OF SEGMENT INTERIM VALUE

----------------------------------------------------------------------------------
 ITEM                              1-YEAR SEGMENT  3-YEAR SEGMENT  5-YEAR SEGMENT
----------------------------------------------------------------------------------
Segment Duration (in months)            12              36              60
Valuation Date (Months since
Segment Start Date)                     8.5             8.5             8.5
Segment Investment                    $1,000          $1,000          $1,000
Segment Buffer                         -10%            -20%            -30%
Performance Cap Rate                    11%             19%             35%
Time to Maturity
  (in months)                           3.5            27.5            51.5
  (in years)                           0.288           2.290           4.290
----------------------------------------------------------------------------------
ASSUMING THE CHANGE IN THE INDEX VALUE IS -40% (FOR EXAMPLE FROM 100.00 TO 60.00)
----------------------------------------------------------------------------------
Fair Value of Hypothetical Fixed
  Instrument                          $999.24         $971.31         $905.58
Fair Value of Hypothetical
  Derivatives                        ($303.20)       ($224.50)       ($150.09)
Cap Calculation Factor                 $5.19          $41.22          $77.23
Sum of Above                          $701.23         $788.03         $832.72
Segment Investment Multiplied by
  prorated Performance Cap Rate      $1,078.27       $1,044.98       $1,049.67
Segment Interim Value                 $701.23         $788.03         $832.72
----------------------------------------------------------------------------------
ASSUMING THE CHANGE IN THE INDEX VALUE IS -10% (FOR EXAMPLE FROM 100.00 TO 90.00)
----------------------------------------------------------------------------------
Fair Value of Hypothetical Fixed
  Instrument                          $999.24         $971.31         $905.58
Fair Value of Hypothetical
  Derivatives                        ($37.47)        ($38.30)         ($3.60)
Cap Calculation Factor                 $5.19          $41.22          $77.23
Sum of Above                          $966.97         $974.22         $979.21
Segment Investment Multiplied by
  prorated Performance Cap Rate      $1,078.27       $1,044.98       $1,049.67
Segment Interim Value                 $966.97         $974.22         $979.21
----------------------------------------------------------------------------------
ASSUMING THE CHANGE IN THE INDEX VALUE IS 0% (FOR EXAMPLE FROM 100.00 TO 100.00)
----------------------------------------------------------------------------------
Fair Value of Hypothetical Fixed
  Instrument                          $999.24         $971.31         $905.58
Fair Value of Hypothetical
  Derivatives                         $18.79           $5.30          $34.30
Cap Calculation Factor                 $5.19          $41.22          $77.23
Sum of Above                         $1,023.22       $1,017.83       $1,017.11
Segment Investment Multiplied by
  prorated Performance Cap Rate      $1,078.27       $1,044.98       $1,049.67
Segment Interim Value                $1,023.22       $1,017.83       $1,017.11
----------------------------------------------------------------------------------

ASSUMING THE CHANGE IN THE INDEX VALUE IS +10% (FOR EXAMPLE FROM 100.00 TO
110.00)

------------------------------------------------------------------------------
 ITEM                             1-YEAR SEGMENT 3-YEAR SEGMENT 5-YEAR SEGMENT
------------------------------------------------------------------------------
Fair Value of Hypothetical Fixed
  Instrument                         $999.24        $971.31        $905.58
Fair Value of Hypothetical
  Derivatives                        $61.19         $41.44         $67.83
Cap Calculation Factor                $5.19         $41.22         $77.23
Sum of Above                        $1,065.63      $1,053.96      $1,050.63
Segment Investment Multiplied by
  prorated Performance Cap Rate     $1,078.27      $1,044.98      $1,049.67
Segment Interim Value               $1,065.63      $1,044.98      $1,049.67

ASSUMING THE CHANGE IN THE INDEX VALUE IS +40% (FOR EXAMPLE FROM 100.00 TO
140.00)

------------------------------------------------------------------------------
 ITEM                             1-YEAR SEGMENT 3-YEAR SEGMENT 5-YEAR SEGMENT
------------------------------------------------------------------------------
Fair Value of Hypothetical Fixed
  Instrument                         $999.24        $971.31        $905.58
Fair Value of Hypothetical
  Derivatives                        $107.43        $114.66        $146.75
Cap Calculation Factor                $5.19         $41.22         $77.23
Sum of Above                        $1,111.87      $1,127.19      $1,129.56
Segment Investment Multiplied by
  prorated Performance Cap Rate     $1,078.27      $1,044.98      $1,049.67
Segment Interim Value               $1,078.27      $1,044.98      $1,049.67
The input values to the Black Scholes model that have been utilized to generate the hypothetical examples above are as follows:

(1)Implied volatility of 23.4%, 23.6% and 26.1% is assumed for 1-year, 3-year and 5-year segments, respectively.
(2)Swap rate corresponding to remainder of segment term is 0.26% (1-year),
   1.27% (3-year) and 2.31% (5-year) annually.
(3)Index dividend yield - 1.95% annually.
(4)Bid-Ask Spread is 10bps (1-year), 15bps (3-year) and 30bps (5-year).

EXAMPLE #2 OF SEGMENT INTERIM VALUE

----------------------------------------------------------------------------------
 ITEM                                           3-YEAR SEGMENT    5-YEAR SEGMENT
----------------------------------------------------------------------------------
Segment Duration (in months)                         36                60
Valuation Date (Months since Segment Start
  Date)                                             32.5              56.5
Segment Investment                                 $1,000            $1,000
Segment Buffer                                      -20%              -30%
Performance Cap Rate                                 19%               35%
Time to Maturity
  (in months)                                        3.5               3.5
  (in years)                                        0.288             0.288
----------------------------------------------------------------------------------
ASSUMING THE CHANGE IN THE INDEX VALUE IS -40% (FOR EXAMPLE FROM 100.00 TO 60.00)
----------------------------------------------------------------------------------
Fair Value of Hypothetical Fixed Instrument        $999.25           $999.25
Fair Value of Hypothetical Derivatives            ($203.82)         ($110.12)
Cap Calculation Factor                              $5.18             $5.18
Sum of Above                                       $800.61           $894.31
Segment Investment Multiplied by prorated
  Performance Cap Rate                            $1,171.76         $1,329.86
Segment Interim Value                              $800.61           $894.31
----------------------------------------------------------------------------------

ASSUMING THE CHANGE IN THE INDEX VALUE IS -10% (FOR EXAMPLE FROM 100.00 TO
90.00)

-----------------------------------------------------------------------------------
 ITEM                                           3-YEAR SEGMENT    5-YEAR SEGMENT
-----------------------------------------------------------------------------------
Fair Value of Hypothetical Fixed Instrument        $999.25           $999.25
Fair Value of Hypothetical Derivatives              $0.46            $12.96
Cap Calculation Factor                              $5.18             $5.18
Sum of Above                                      $1,004.89         $1,017.38
Segment Investment Multiplied by prorated
  Performance Cap Rate                            $1,171.76         $1,329.86
Segment Interim Value                             $1,004.89         $1,017.38
-----------------------------------------------------------------------------------
ASSUMING THE CHANGE IN THE INDEX VALUE IS +10% (FOR EXAMPLE FROM 100.00 TO 110.00)
-----------------------------------------------------------------------------------
Fair Value of Hypothetical Fixed Instrument        $999.25           $999.25
Fair Value of Hypothetical Derivatives             $89.97            $110.95
Cap Calculation Factor                              $5.18             $5.18
Sum of Above                                      $1,094.40         $1,115.37
Segment Investment Multiplied by prorated
  Performance Cap Rate                            $1,171.76         $1,329.86
Segment Interim Value                             $1,094.40         $1,115.37
-----------------------------------------------------------------------------------

ASSUMING THE CHANGE IN THE INDEX VALUE IS +40% (FOR EXAMPLE FROM 100.00 TO 140.00)
-----------------------------------------------------------------------------------
Fair Value of Hypothetical Fixed Instrument          $999.25         $999.25
Fair Value of Hypothetical Derivatives               $181.03         $291.85
Cap Calculation Factor                                $5.18           $5.18
Sum of Above                                        $1,185.46       $1,296.27
Segment Investment Multiplied by prorated
  Performance Cap Rate                              $1,171.76       $1,329.86
Segment Interim Value                               $1,171.76       $1,296.27
-----------------------------------------------------------------------------------

EXAMPLE OF THE EFFECT OF A PARTIAL WITHDRAWAL ON THE SEGMENT INTERIM VALUE

-----------------------------------------------------------------------------------
 ITEM                            1-YEAR SEGMENT   3-YEAR SEGMENT   5-YEAR SEGMENT
-----------------------------------------------------------------------------------
Segment Duration (in months)          12               36               60
Valuation Date (Months since
  Segment Start Date)                 8.5              8.5              8.5
Segment Investment                  $1,000           $1,000           $1,000
Segment Buffer                       -10%             -20%             -30%
Performance Cap Rate                  11%              19%              35%
Time to Maturity
  (in month)                          3.5             27.5             51.5
  (in year)                          0.288            2.290            4.290
AMOUNT WITHDRAWN                     $100             $100             $100
-----------------------------------------------------------------------------------
ASSUMING THE CHANGE IN THE INDEX VALUE IS -40% (FOR EXAMPLE FROM 100.00 TO 60.00)
-----------------------------------------------------------------------------------
Segment Interim Value               $701.23          $788.03          $832.72
Percent Withdrawn                   14.26%           12.69%           12.01%
New Segment Investment              $857.39          $873.10          $879.91
New Segment Interim Value           $601.23          $688.03          $732.72
-----------------------------------------------------------------------------------
ASSUMING THE CHANGE IN THE INDEX VALUE IS -10% (FOR EXAMPLE FROM 100.00 TO 90.00)
-----------------------------------------------------------------------------------
Segment Interim Value               $966.97          $974.22          $979.21
Percent Withdrawn                   10.34%           10.26%           10.21%
New Segment Investment              $896.58          $897.35          $897.88
New Segment Interim Value           $866.97          $874.22          $879.21
-----------------------------------------------------------------------------------

ASSUMING THE CHANGE IN THE INDEX VALUE IS +10% (FOR EXAMPLE FROM 100.00 TO
110.00)

------------------------------------------------------------------------------------
 ITEM                          1-YEAR SEGMENT    3-YEAR SEGMENT    5-YEAR SEGMENT
------------------------------------------------------------------------------------
Segment Interim Value            $1,065.63         $1,044.98         $1,049.67
Percent Withdrawn                  9.38%             9.57%             9.53%
New Segment Investment            $906.16           $904.30           $904.73
New Segment Interim Value         $965.63           $944.98           $949.67
------------------------------------------------------------------------------------
ASSUMING THE CHANGE IN THE INDEX VALUE IS +40% (FOR EXAMPLE FROM 100.00 TO 140.00)
------------------------------------------------------------------------------------
Segment Interim Value            $1,078.27         $1,044.98         $1,049.67
Percent Withdrawn                  9.27%             9.57%             9.53%
New Segment Investment            $907.26           $904.30           $904.73
New Segment Interim Value         $978.27           $944.98           $949.67
------------------------------------------------------------------------------------
Definitions:

(1)Amount withdrawn is net of applicable withdrawal charge
Percent Withdrawn is equal to Amount Withdrawn divided by Segment Interim Value
New Segment Investment is equal to the original Segment Investment ($1,000)
multiplied by [1 - Percent Withdrawn]
New Segment Interim Value is equal to the calculated Segment Interim Value based on the new Segment Investment. It will also be equal to the Segment Interim Value multiplied by [1 - Percent Withdrawn]

B. CHOICE SEGMENTS

On the following pages are hypothetical examples of how the Segment Interim
Value would be calculated for two different Choice Segments. On the first page,
Segments 1 and 2 have the same Index and Segment Start Date, but have different
Segment Durations. The Segments are each shown on the same date, approximately
8/1//\\2\\ months after the Segment Start Date. On the second page, Segments 1 and 2 are valued again, but this time on later dates, with approximately
3/1//\\2\\ months remaining until their respective Segment Maturity Dates. On the third page, Segments 1 and 2 have the same Index and Segment Start Date, but have different Segment Durations. The Segments are each shown making a partial withdrawal on the same date, approximately 8/1//\\2\\ months after the
Segment Start Date.

EXAMPLE #1 OF SEGMENT INTERIM VALUE

-----------------------------------------------------------------------------------------------------------------------------
 ITEM                                                 3-YEAR SEGMENT                            5-YEAR SEGMENT
-----------------------------------------------------------------------------------------------------------------------------
Segment Duration (in months)                                36                                        60
Valuation Date (Months since Segment
Start   Date)                                               8.5                                       8.5
Segment Investment                                        $1,000                                    $1,000
Segment Buffer                                             -10%                                      -25%
Performance Cap Rate                                        50%                                       55%
Time to Maturity
  (in months)                                              27.5                                      51.5
  (in years)                                               2.290                                     4.290
-----------------------------------------------------------------------------------------------------------------------------
ASSUMING THE CHANGE IN THE INDEX VALUE IS -40% (FOR EXAMPLE FROM 100.00 TO 60.00)
-----------------------------------------------------------------------------------------------------------------------------
Fair Value of Hypothetical Fixed
Instrument                                                $971.31                                   $905.58
Fair Value of Hypothetical Derivatives                   ($309.36)                                 ($182.15)
Cap Calculation Factor                                    $41.22                                    $77.23
Sum of Above                                              $703.17                                   $800.65
Segment Investment Multiplied by
  prorated Performance Cap Rate                          $1,119.24                                 $1,077.97
Segment Interim Value                                     $703.17                                   $800.65
-----------------------------------------------------------------------------------------------------------------------------

ASSUMING THE CHANGE IN THE INDEX VALUE IS -10% (FOR EXAMPLE FROM 100.00 TO
90.00)

------------------------------------------------------------------------------------------------------
Fair Value of Hypothetical
Fixed Instrument                          $971.31                             $905.58
Fair Value of Hypothetical
Derivatives                              ($69.24)                            ($13.88)
Cap Calculation Factor                    $41.22                              $77.23
Sum of Above                              $943.29                             $968.92
Segment Investment Multiplied
by prorated Performance Cap
Rate                                     $1,119.24                           $1,077.97
Segment Interim Value                     $943.29                             $968.92
------------------------------------------------------------------------------------------------------

ASSUMING THE CHANGE IN THE INDEX VALUE IS 0% (FOR EXAMPLE FROM 100.00 TO 100.00)

------------------------------------------------------------------------------------------------------
ITEM                                  3-YEAR SEGMENT                      5-YEAR SEGMENT
------------------------------------------------------------------------------------------------------
Fair Value of Hypothetical
Fixed
  Instrument                              $971.31                             $905.58
Fair Value of Hypothetical
  Derivatives                              $0.20                              $32.46
Cap Calculation Factor                    $41.22                              $77.23
Sum of Above                             $1,012.72                           $1,015.26
Segment Investment Multiplied
by
  prorated Performance Cap
Rate                                     $1,119.24                           $1,077.97
Segment Interim Value                    $1,012.72                           $1,015.26
------------------------------------------------------------------------------------------------------

ASSUMING THE CHANGE IN THE INDEX VALUE IS +10% (FOR EXAMPLE FROM 100.00 TO
110.00)

------------------------------------------------------------------------------------------------------
ITEM                                  3-YEAR SEGMENT                      5-YEAR SEGMENT
------------------------------------------------------------------------------------------------------
Fair Value of Hypothetical
Fixed
  Instrument                              $971.31                             $905.58
Fair Value of Hypothetical
  Derivatives                             $64.13                              $74.67
Cap Calculation Factor                    $41.22                              $77.23
Sum of Above                             $1,076.65                           $1,057.47
Segment Investment Multiplied
by
  prorated Performance Cap
Rate                                     $1,119.24                           $1,077.97
Segment Interim Value                    $1,076.65                           $1,057.47
------------------------------------------------------------------------------------------------------

ASSUMING THE CHANGE IN THE INDEX VALUE IS +40% (FOR EXAMPLE FROM 100.00 TO
140.00)

------------------------------------------------------------------------------------------------------
ITEM                                  3-YEAR SEGMENT                      5-YEAR SEGMENT
------------------------------------------------------------------------------------------------------
Fair Value of Hypothetical
Fixed
  Instrument                              $971.31                             $905.58
Fair Value of Hypothetical
  Derivatives                             $220.62                             $179.41
Cap Calculation Factor                    $41.22                              $77.23
Sum of Above                             $1,233.14                           $1,162.22
Segment Investment Multiplied
by
  prorated Performance Cap
Rate                                     $1,119.24                           $1,077.97
Segment Interim Value                    $1,119.24                           $1,077.97
------------------------------------------------------------------------------------------------------
The input values to the Black Scholes model that have been utilized to generate the hypothetical examples above are as follows:

(1)Implied volatility of 23.6% and 26.1% is assumed for 3-year and 5-year segments, respectively.
(2)Swap rate corresponding to remainder of segment term is 1.27% (3-year) and
   2.31% (5-year) annually.
(3)Index dividend yield - 1.95% annually.
(4)Bid-Ask Spread is 15bps (3-year) and 30bps (5-year).

EXAMPLE #2 OF SEGMENT INTERIM VALUE

------------------------------------------------------------------------------------------------------
ITEM                                  3-YEAR SEGMENT                      5-YEAR SEGMENT
------------------------------------------------------------------------------------------------------
Segment Duration (in months)                36                                  60
Valuation Date (Months since
Segment Start
  Date)                                    32.5                                56.5
Segment Investment                        $1,000                              $1,000
Segment Buffer                             -10%                                -25%
Performance Cap Rate                        50%                                 55%
Time to Maturity
  (in months)                               3.5                                 3.5
(in years)                                 0.288                               0.288
------------------------------------------------------------------------------------------------------

ASSUMING THE CHANGE IN THE INDEX VALUE IS -40% (FOR EXAMPLE FROM 100.00 TO
60.00)

------------------------------------------------------------------------------------------------------
Fair Value of Hypothetical
Fixed Instrument                          $999.25                             $999.25
Fair Value of Hypothetical
Derivatives                              ($303.45)                           ($156.33)
Cap Calculation Factor                     $5.18                               $5.18
Sum of Above                              $700.98                             $848.09
Segment Investment Multiplied
by prorated
Performance Cap Rate                     $1,455.32                           $1,517.79
Segment Interim Value                     $700.98                             $848.09
------------------------------------------------------------------------------------------------------

ASSUMING THE CHANGE IN THE INDEX VALUE IS -10% (FOR EXAMPLE FROM 100.00 TO
90.00)

---------------------------------------------------------------------------------------------------------
ITEM                                   3-YEAR SEGMENT                       5-YEAR SEGMENT
---------------------------------------------------------------------------------------------------------
Fair Value of Hypothetical
Fixed Instrument                           $999.25                              $999.25
Fair Value of Hypothetical
Derivatives                               ($39.97)                               $1.58
Cap Calculation Factor                      $5.18                                $5.18
Sum of Above                               $964.46                             $1,006.00
Segment Investment Multiplied
by prorated
Performance Cap Rate                      $1,455.32                            $1,517.79
Segment Interim Value                      $964.46                             $1,006.00
---------------------------------------------------------------------------------------------------------
ASSUMING THE CHANGE IN THE INDEX VALUE IS +10% (FOR EXAMPLE FROM 100.00 TO 110.00)
---------------------------------------------------------------------------------------------------------
Fair Value of Hypothetical
Fixed Instrument                           $999.25                              $999.25
Fair Value of Hypothetical
Derivatives                                $87.56                               $82.76
Cap Calculation Factor                      $5.18                                $5.18
Sum of Above                              $1,091.99                            $1,087.18
Segment Investment Multiplied
by prorated
Performance Cap Rate                      $1,455.32                            $1,517.79
Segment Interim Value                     $1,091.99                            $1,087.18
---------------------------------------------------------------------------------------------------------
ASSUMING THE CHANGE IN THE INDEX VALUE IS +40% (FOR EXAMPLE FROM 100.00 TO 140.00)
---------------------------------------------------------------------------------------------------------
Fair Value of Hypothetical
Fixed Instrument                           $999.25                              $999.25
Fair Value of Hypothetical
Derivatives                                $331.93                              $316.26
Cap Calculation Factor                      $5.18                                $5.18
Sum of Above                              $1,336.36                            $1,320.69
Segment Investment Multiplied
by prorated
Performance Cap Rate                      $1,455.32                            $1,517.79
Segment Interim Value                     $1,336.36                            $1,320.69
---------------------------------------------------------------------------------------------------------

EXAMPLE OF THE EFFECT OF A PARTIAL WITHDRAWAL ON THE SEGMENT INTERIM VALUE

-----------------------------------------------------------------------------------------------------------------------------
ITEM                                                  3-YEAR SEGMENT                            5-YEAR SEGMENT
-----------------------------------------------------------------------------------------------------------------------------
Segment Duration (in months)                                36                                        60
Valuation Date (Months since
  Segment Start Date)                                       8.5                                       8.5
Segment Investment                                        $1,000                                    $1,000
Segment Buffer                                             -10%                                      -25%
Performance Cap Rate                                        50%                                       55%
Time to Maturity
  (in month)                                               27.5                                      51.5
  (in year)                                                2.290                                     4.290
AMOUNT WITHDRAWN                                           $100                                      $100
-----------------------------------------------------------------------------------------------------------------------------
ASSUMING THE CHANGE IN THE INDEX VALUE IS -40% (FOR EXAMPLE FROM 100.00 TO 60.00)
-----------------------------------------------------------------------------------------------------------------------------
Segment Interim Value                                     $703.17                                   $800.65
Percent Withdrawn                                         14.22%                                    12.49%
New Segment Investment                                    $857.79                                   $875.10
New Segment Interim Value                                 $603.17                                   $700.65
-----------------------------------------------------------------------------------------------------------------------------
ASSUMING THE CHANGE IN THE INDEX VALUE IS -10% (FOR EXAMPLE FROM 100.00 TO 90.00)
-----------------------------------------------------------------------------------------------------------------------------
Segment Interim Value                                     $943.29                                   $968.92
Percent Withdrawn                                         10.60%                                    10.32%
New Segment Investment                                    $893.99                                   $896.79
New Segment Interim Value                                 $843.29                                   $868.92
-----------------------------------------------------------------------------------------------------------------------------

ASSUMING THE CHANGE IN THE INDEX VALUE IS +10% (FOR EXAMPLE FROM 100.00 TO 110.00)
-----------------------------------------------------------------------------------------------------------------------------
ITEM                                                  3-YEAR SEGMENT                            5-YEAR SEGMENT
-----------------------------------------------------------------------------------------------------------------------------
Segment Interim Value                                    $1,076.65                                 $1,057.47
Percent Withdrawn                                          9.29%                                     9.46%
New Segment Investment                                    $907.12                                   $905.43
New Segment Interim Value                                 $976.65                                   $957.47
-----------------------------------------------------------------------------------------------------------------------------
ASSUMING THE CHANGE IN THE INDEX VALUE IS +40% (FOR EXAMPLE FROM 100.00 TO 140.00)
-----------------------------------------------------------------------------------------------------------------------------
Segment Interim Value                                    $1,119.24                                 $1,077.97
Percent Withdrawn                                          8.93%                                     9.28%
New Segment Investment                                    $910.65                                   $907.23
New Segment Interim Value                                $1,019.24                                  $977.97
-----------------------------------------------------------------------------------------------------------------------------
Definitions:

(1)Amount withdrawn is net of applicable withdrawal charge
Percent Withdrawn is equal to Amount Withdrawn divided by Segment Interim Value
New Segment Investment is equal to the original Segment Investment ($1,000)
multiplied by [1 - Percent Withdrawn]
New Segment Interim Value is equal to the calculated Segment Interim Value based on the new Segment Investment. It will also be equal to the Segment
Interim Value multiplied by [1 - Percent Withdrawn]

13.THE FOLLOWING DISCLAIMER IS ADDED TO THE "INDEX PUBLISHERS" APPENDIX TO THE
   PROSPECTUS:

State Street Global Advisers requires that the following disclaimer be included in the Prospectus:

This Structured Capital Strategies(R) variable annuity is not sponsored, endorsed, authorized, sold or promoted by the Select Sector Trust or SSgA FM.
Neither the Select Sector Trust nor SSgA FM makes any representations or warranties to purchasers of a Structured Capital Strategies(R) variable annuity contract or any member of the public regarding the advisability of purchasing a
Structured Capital Strategies(R) variable annuity contract. Neither the Select
Sector Trust nor SSgA FM has any obligation or liability in connection with the operation, marketing, trading or sale of Structured Capital Strategies(R)
variable annuities.

Each Select Sector Index is based on equity securities of public companies that are components of the S&P 500, selected on the basis of general industrial classification, and included as constituent securities of a particular Select
Sector Index by the Index Compilation Agent in consultation with S&P, a division of The McGraw-Hill Companies, Inc. S&P acts as "Index Calculation
Agent" (sometimes also referred to as the "Index Provider") in connection with the calculation and dissemination of each Select Sector Index.

Select Sector SPDRs are not sponsored, endorsed, sold or promoted by S&P. S&P makes no representation or warranty, express or implied, to the owners of the
Select Sector SPDRs or any member of the public regarding the advisability of investing in securities generally or in the Select Sector SPDRs particularly or the ability of a Select Sector SPDR Fund to track the performance of the various sectors represented in the stock market. The stocks included in each
Select Sector Index were selected by the Index Compilation Agent in consultation with S&P from a universe of companies represented by the S&P 500.
The composition and weighting of stocks included in each Select Sector Index can be expected to differ from the composition and weighting of stocks included in the corresponding S&P 500 sector index that is published and disseminated by
S&P. S&P's only relationship to the Index Compilation Agent is the licensing of certain trademarks and trade names of S&P and of the S&P 500 which is determined, composed and calculated by S&P without regard to the Index
Compilation Agent or any Select Sector SPDR Fund. S&P has no obligation to take the needs of the Index Compilation Agent, the Trust or the owners of Select
Sector SPDRs into consideration in determining, composing or calculating the
S&P 500. S&P is not responsible for and has not participated in any determination or calculation made with respect to issuance or redemption of the
Select Sector SPDRs. S&P has no obligation or liability in connection with the administration, marketing or trading of the Select Sector SPDRs.

S&P does not guarantee the accuracy and/or completeness of the S&P 500, the
Select Sector Indexes or any data included therein.

S&P makes no warranty, express or implied, as to results to be obtained by the
Index Compilation Agent, the Trust, owners of the product, or any other person or entity from the use of the S&P 500, the Select Sector Indexes or any data included therein in connection with the rights licensed under the license agreement or for any other use. S&P makes no express or implied warranties, and hereby expressly disclaims all warranties of merchantability or fitness for a particular purpose with respect to the S&P 500, the Select Sector Indexes or any data included therein. Without limiting any of the foregoing, in no event shall S&P have any liability for any special, punitive, indirect or consequential damages (including lost profits), even if notified of the possibility of such damages.

The shares are not sponsored or promoted by either the Index Calculation Agent or the Index Compilation Agent.

Neither the Index Calculation Agent nor the Index Compilation Agent makes any representation or warranty, express or implied, to the owners of the shares of any Select Sector SPDR Fund or any member of the public regarding the ability of the indexes identified herein to track stock market performance. The Select
Sector Indexes identified herein are determined, composed and calculated without regard to the shares of any Select Sector SPDR Fund or the issuer thereof. The Index Calculation Agent and the Index Compilation Agent are not
responsible for, nor have they

participated in, the determination of the timing of, prices of, or quantities of the shares of any Select Sector SPDR Fund to be issued, nor in the determination or calculation of the equation by which the shares are redeemable. The Index Calculation Agent and the Index Compilation Agent have no obligation or liability to owners of the shares of any Select Sector SPDR Fund in connection with the administration, marketing or trading of the shares of any Select Sector SPDR Fund.

Although BofA Merrill Lynch -- as the Index Compilation Agent -- shall obtain and provide information to S&P -- as the Index Calculation Agent -- from sources which it considers reliable, the Index Compilation Agent and the Index
Calculation Agent do not guarantee the accuracy and/or the completeness of any
Select Sector Index or any data included therein. The Index Compilation Agent and the Index Calculation Agent make no warranty, express or implied, as to results to be obtained by the Trust as licensee, licensee's customers and counterparties, owners of the shares, or any other person or entity from the use of the Select Sector Indexes or any data included therein in connection with the rights licensed as described herein or for any other use. The Index
Compilation Agent and the Index Calculation Agent make no express or implied warranties, and each hereby expressly disclaims all warranties of merchantability or fitness for a particular purpose with respect to the Select
Sector Indexes or any data included therein. Without limiting any of the foregoing, in no event shall the Index Compilation Agent and the Index
Calculation Agent have any liability for any direct, indirect, special, punitive, consequential or any other damages (including lost profits) even if notified of the possibility of such damages.

Structured Capital Strategies(R) is issued by and is a registered service mark of AXA Equitable Life Insurance Company (AXA Equitable).
   Co-distributed by affiliates AXA Advisors, LLC and AXA Distributors, LLC.
               1290 Avenue of the Americas, New York, NY 10104.

   Copyright 2014 AXA Equitable Life Insurance Company. All rights reserved.

                     AXA Equitable Life Insurance Company
                1290 Avenue of the Americas, New York, NY 10104
                                (212) 554-1234